SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

CONTENT

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Argentine Nation Bank (Banco de La Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
BONAR	Argentine Treasury Bonds (Bonos de La Nación Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CDS	Associate Central Dock Sud S.A.
CFO	Chief Financial Officer
CGU	Cash-Generating Units
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CPI	Consumer Price Index
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	Joint Venture CT Barragán S.A.
Dollar	United States Dollar
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
FACPCE	Argentine Federation of Professional Councils in Economic Sciences (Federación Argentina de Consejos Profesionales de Ciencias Económicas)
FASB	Financial Accounting Standards Board
FOB	Free on board
Group	YPF and its subsidiaries
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IDS	Associate Inversora Dock Sud S.A.
IEASA (formerly ENARSA)	Integración Energética Argentina S.A. (formerly Energía Argentina S.A.)
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
IIBB	Turnover tax (Impuesto a los ingresos brutos)
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
IWPI	Internal Wholesale Price Index
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
JO	Joint operation
LGS	Argentine General Corporations Law (Ley General de Sociedades de la República Argentina) No. 19,550 (T.O. 1984), as amended
LNG	Liquified natural gas
LPG	Liquefied Petroleum Gas
MEGA	Joint Venture Company Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Former Ministry of Energy and Mining (Ministerio de Energía y Minería)
MBtu	Million British thermal units
NO	Negotiable Obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OLCLP	Joint Venture Oleoducto Loma Campana – Lago Pellegrini S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Associate OleoductoTrasandino (Argentina) S.A.
OTC	Associate OleoductoTrasandino (Chile) S.A.
PEN	National Executive Power (Poder Ejecutivo Nacional)
Peso	Argentine Peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Joint Venture Profertil S.A.
Refinor	Joint Venture Refinería del Norte S.A.
ROD	Record of decision
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SE	Secretariat of Energy (Secretaría de Energía)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF in accordance with the provisions of IFRS 10.
Termap	Associate Terminales Marítimas Patagónicas S.A.
TFN	National Fiscal Tribunal (Tribunal Fiscal de la Nación)
UNG	Unaccounted Natural Gas
US$	United States Dollar
US$/Bbl	Dollar per barrel
VAT	Value Added Tax
Y-GEN I	Joint venture Y-GEN Eléctrica S.A.U.
Y-GEN II	Joint venture Y-GEN Eléctrica II S.A.U.
YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF S.A.
YPF Perú	Subsidiary YPF E&P Perú S.A.C.
YPF Ventures	Subsidiary YPF Ventures S.A.U.
YTEC	Subsidiary YPF Tecnología S.A.
WEM	Wholesale Electricity Market

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

LEGAL INFORMATION

Legal address

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year number 45

Beginning on January 1, 2021.

Principal business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the study, exploration, development and production of oil, natural gas and other minerals and the refining, marketing and distribution of oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons and non-fossil fuels, biofuels and their components, as well as the production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, directly, through a subsidiary, or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses, as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or that may be necessary to attain its objective. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume A, Sociedades Anónimas, with the Public Registry of Buenos Aires City, in charge of the Argentine Registrar of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109, Book 113, Volume A, Sociedades Anónimas, with the above mentioned Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

April 30, 2021 registered with the Argentine Registrar of Companies (Inspección General de Justicia) on August 5, 2021 under No. 12,049, Book 103 of Corporations.

Capital structure

393,312,793 shares of common stock, $10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in Pesos)

3,933,127,930.

PABLO GERARDO GONZÁLEZ

President

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2021, 2020 AND 2019

(Amounts expressed in millions of Argentine Pesos)

	Notes	2021	2020	2019
ASSETS
Non-current assets
Intangible assets	7	43,014	39,119	37,179
Property, plant and equipment	8	1,642,259	1,379,527	1,069,011
Right-of-use assets	9	53,260	44,081	61,391
Investments in associates and joint ventures	10	156,925	107,112	67,590
Deferred income tax assets, net	17	1,921	2,629	1,583
Other receivables	12	19,549	14,657	11,789
Trade receivables	13	4,363	8,531	15,325
Investment in financial assets	14	2,534	—	—

Total non-current assets		1,923,825	1,595,656	1,263,868

Current assets
Assets held for disposal		103	494	—
Inventories	11	153,927	100,137	80,479
Contract assets	24	1,360	871	203
Other receivables	12	63,259	34,369	36,192
Trade receivables	13	133,904	108,146	118,077
Investment in financial assets	14	51,012	28,934	8,370
Cash and cash equivalents	15	62,678	54,618	66,100

Total current assets		466,243	327,569	309,421

TOTAL ASSETS		2,390,068	1,923,225	1,573,289

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		10,504	10,385	10,572
Reserves, other comprehensive income and retained earnings		829,388	666,845	531,977

Shareholders’ equity attributable to shareholders of the parent company		839,892	677,230	542,549

Non-controlling interest		8,226	6,165	5,550

TOTAL SHAREHOLDERS’ EQUITY		848,118	683,395	548,099

LIABILITIES
Non-current liabilities
Provisions	16	258,478	186,488	144,768
Deferred income tax liabilities, net	17	185,179	119,609	97,231
Contract liabilities	24	—	—	294
Income tax liability	17	3,026	3,571	3,387
Taxes payable	18	201	215	1,428
Salaries and social security	19	3,262	3,860	—
Lease liabilities	20	28,335	24,172	40,391
Loans	21	670,535	527,575	419,651
Other liabilities	22	968	2,961	703
Accounts payable	23	888	710	2,465

Total non-current liabilities		1,150,872	869,161	710,318

Current liabilities
Provisions	16	19,297	6,133	5,460
Contract liabilities	24	13,329	6,824	7,404
Income tax liability	17	1,336	740	1,964
Taxes payable	18	14,671	15,764	11,437
Salaries and social security	19	23,459	14,934	10,204
Lease liabilities	20	27,287	22,098	21,389
Loans	21	86,680	150,731	107,109
Other liabilities	22	3,468	9,062	1,310
Accounts payable	23	201,551	144,383	148,595

Total current liabilities		391,078	370,669	314,872

TOTAL LIABILITIES		1,541,950	1,239,830	1,025,190

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,390,068	1,923,225	1,573,289

Accompanying notes are an integral part of the consolidated financial statements.

PABLO GERARDO GONZÁLEZ

President

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts expressed in millions of Argentine Pesos except per share information, expressed in Argentine Pesos)

	Notes	2021	2020	2019
Net income
Revenues	24	1,271,330	669,186	678,595
Costs	25	(1,028,180)	(626,212)	(575,608)

Gross profit		243,150	42,974	102,987

Selling expenses	26	(101,969)	(71,835)	(49,898)
Administrative expenses	26	(45,896)	(34,490)	(24,701)
Exploration expenses	26	(2,604)	(5,846)	(6,841)
(Impairment) / Recovery of property, plant and equipment and intangible assets, net	7-8	(11,258)	6,851	(41,429)
Other net operating results	27	(23,253)	3,949	(1,130)

Operating profit / (loss)		58,170	(58,397)	(21,012)

Income from equity interests in associates and joint ventures	10	26,977	13,270	7,968
Financial income	28	87,226	107,603	93,405
Financial loss	28	(132,832)	(138,753)	(91,533)
Other financial results	28	24,060	19,849	4,162

Net financial results	28	(21,546)	(11,301)	6,034

Net profit / (loss) before income tax		63,601	(56,428)	(7,010)

Income tax	17	(64,409)	(14,589)	(26,369)

Net loss for the year		(808)	(71,017)	(33,379)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Translation differences from subsidiaries, associates and joint ventures		(7,542)	(9,001)	(8,011)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		19,525	10,154	8,953
Items that may not be reclassified subsequently to profit or loss:
Translation differences from YPF		153,429	205,347	220,425

Other comprehensive income for the year		165,412	206,500	221,367

Total comprehensive income for the year		164,604	135,483	187,988

Net (loss) / income for the year attributable to:
Shareholders of the parent company		257	(69,649)	(34,071)
Non-controlling interest		(1,065)	(1,368)	692
Other comprehensive income for the year attributable to:
Shareholders of the parent company		162,286	204,517	219,666
Non-controlling interest		3,126	1,983	1,701
Total comprehensive income for the year attributable to:
Shareholders of the parent company		162,543	134,868	185,595
Non-controlling interest		2,061	615	2,393
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	31	0.65	(177.42)	(86.85)

(1)	Result associated to subsidiaries, associates and joint ventures with the Peso as functional currency. See accounting policy in Note 2.b.1).

Accompanying notes are an integral part of the consolidated financial statements.

PABLO GERARDO GONZÁLEZ

President

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts expressed in millions of Argentine Pesos)

	2021
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,926	6,088	7	13	(144)	502	(647)	640	10,385
Accrual of share-based benefit plans (4)	—	—	—	—	342	—	—	—	342
Settlement of share-based benefit plans (2)	5	7	(5)	(7)	174	(995)	598	—	(223)
As decided by the Shareholders´ Meeting on April 30, 2021 (3)	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—

Balance at the end of the fiscal year	3,931	6,095	2	6	372	(493)	(49)	640	10,504

	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	3,700	8,934	550	721,303		(69,649)	677,230	6,165	683,395
Accrual of share-based benefit plans (4)	—	—	—	—	—		—	342	—	342
Settlement of share-based benefit plans (2)	—	—	—	—	—		—	(223)	—	(223)
As decided by the Shareholders´ Meeting on April 30, 2021 (3)	—	(3,700)	(8,934)	(550)	—		13,184	—	—	—
Other comprehensive income	—	—	—	—	162,286		—	162,286	3,126	165,412
Net loss	—	—	—	—	—		257	257	(1,065)	(808)

Balance at the end of the fiscal year	2,007	—	—	—	883,589	(1)	(56,208)	839,892	8,226	848,118

(1)

Includes 886,921 corresponding to the effect of the translation of the financial statements of YPF, (46,234) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the dollar and 42,902 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the Peso as functional currency, as detailed in Note 2.b.1).

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 30.
(4)	See Note 37.

PABLO GERARDO GONZÁLEZ

President

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019 (cont.)

(Amounts expressed in millions of Argentine Pesos)

	2020
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,924	6,085	9	16	117	177	(396)	640	10,572
Accrual of share-based benefit plans (3)	—	—	—	—	541	—	—	—	541
Repurchase of treasury shares	(3)	(5)	3	5	—	(550)	—	—	(550)
Settlement of share-based benefit plans (2)	5	8	(5)	(8)	(802)	875	(251)	—	(178)
As decided by the Shareholders´ Meeting on April 30, 2020	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—

Balance at the end of the fiscal year	3,926	6,088	7	13	(144)	502	(647)	640	10,385

	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	2,500	44,255	500	516,786		(34,071)	542,549	5,550	548,099
Accrual of share-based benefit plans (3)	—	—	—	—	—		—	541	—	541
Repurchase of treasury shares	—	—	—	—	—		—	(550)	—	(550)
Settlement of share-based benefit plans (2)	—	—	—	—	—		—	(178)	—	(178)
As decided by the Shareholders´ Meeting on April 30, 2020	—	1,200	(35,321)	50	—		34,071	—	—	—
Other comprehensive income	—	—	—	—	204,517		—	204,517	1,983	206,500
Net loss	—	—	—	—	—		(69,649)	(69,649)	(1,368)	(71,017)

Balance at the end of the fiscal year	2,007	3,700	8,934	550	721,303	(1)	(69,649)	677,230	6,165	683,395

(1)

Includes 733,492 corresponding to the effect of the translation of the financial statements of YPF, (38,692) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the dollar and 26,503 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the Peso as functional currency, as detailed in Note 2.b.1).

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 37.

PABLO GERARDO GONZÁLEZ

President

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019 (cont.)

(Amounts expressed in millions of Argentine Pesos)

	2019
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,923	6,084	10	17	115	11	(282)	640	10,518
Accrual of share-based benefit plans (3)	—	—	—	—	493	—	—	—	493
Repurchase of treasury shares	(4)	(6)	4	6	—	(280)	—	—	(280)
Settlement of share-based benefit plans (2)	5	7	(5)	(7)	(491)	446	(114)	—	(159)
As decided by the Shareholders´ Meeting on April 26, 2019	—	—	—	—	—	—	—	—	—
As decided by the Board of Directors on June 27, 2019	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net (loss) profit	—	—	—	—	—	—	—	—	—

Balance at the end of the fiscal year	3,924	6,085	9	16	117	177	(396)	640	10,572

	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	—	11,020	220	297,120		38,315	359,200	3,157	362,357
Accrual of share-based benefit plans (3)	—	—	—	—	—		—	493	—	493
Repurchase of treasury shares	—	—	—	—	—		—	(280)	—	(280)
Settlement of share-based benefit plans (2)	—	—	—	—	—		—	(159)	—	(159)
As decided by the Shareholders´ Meeting on April 26, 2019	—	4,800	33,235	280	—		(38,315)	—	—	—
As decided by the Board of Directors on June 27, 2019	—	(2,300)	—	—	—		—	(2,300)	—	(2,300)
Other comprehensive income	—	—	—	—	219,666		—	219,666	1,701	221,367
Net (loss) profit	—	—	—	—	—		(34,071)	(34,071)	692	(33,379)

Balance at the end of the fiscal year	2,007	2,500	44,255	500	516,786	(1)	(34,071)	542,549	5,550	548,099

(1)

Includes 528,145 corresponding to the effect of the translation of the financial statements of YPF, (29,691) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the dollar and 18,332 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the Peso as functional currency, as detailed in Note 2.b.1).

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 37.

Accompanying notes are an integral part of the consolidated financial statements.

PABLO GERARDO GONZÁLEZ

President

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019 (Amounts expressed in millions of Argentine Pesos)

	2021	2020	2019
Cash flows from operating activities
Net loss	(808)	(71,017)	(33,379)
Adjustments to reconcile net loss to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(26,977)	(13,270)	(7,968)
Depreciation of property, plant and equipment	267,686	171,452	145,894
Depreciation of right-of-use assets	19,200	17,873	10,509
Amortization of intangible assets	4,833	3,428	2,374
Retirement of property, plant and equipment and intangible assets and consumption of materials	32,269	24,314	19,124
Charge on income tax	64,409	14,589	26,369
Net increase in provisions	49,777	28,179	13,090
Impairment / (Recovery) of property, plant and equipment and intangible assets, net	11,258	(6,851)	41,429
Exchange differences, interest and other	33,536	3,143	(5,939)
Share-based benefit plans	342	541	493
Other insurance income	(1,503)	(3,643)	(498)
Result from debt exchange	(1,855)	2,097	—
Result from financial instruments exchange	—	(1,330)	—
Result from the assignment of areas	(2,034)	(12,233)	(778)
Result from sale of assets held for disposal	(5,549)	—	—
Changes in assets and liabilities:
Trade receivables	10,151	35,073	(11,833)
Other receivables	(21,921)	5,482	(13,076)
Inventories	(27,560)	13,332	6,726
Accounts payable	148	(21,039)	29,435
Taxes payables	(3,639)	862	(1,145)
Salaries and social security	1,938	8,611	4,534
Other liabilities	(8,168)	8,988	803
Decrease in provisions included in liabilities due to payment/use	(8,166)	(2,803)	(4,862)
Contract assets	(664)	(754)	445
Contract liabilities	6,864	526	776
Dividends received	5,073	2,616	811
Proceeds from collection of profit loss insurance	1,889	3,756	758
Income tax payments	(515)	(2,706)	(6,955)

Net cash flows from operating activities (1) (2)	400,014	209,216	217,137

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(234,801)	(114,616)	(161,455)
Contributions and acquisitions of interests in associates and joint ventures	—	—	(4,826)
Proceeds from sales of financial assets	38,624	38,332	957
Payments from purchase of financial assets	(56,009)	(46,762)	—
Interests received from financial assets	3,694	18	1,063
Proceeds from sales of interest in areas and sale of assets	4,500	13,867	382

Net cash flows used in investing activities	(243,992)	(109,161)	(163,879)

Financing activities: (3)
Payments of loans	(161,016)	(174,913)	(93,456)
Payments of interests	(58,454)	(60,681)	(41,606)
Proceeds from loans	97,420	139,018	97,351
Repurchase of treasury shares	—	(550)	(280)
Payments of leases	(28,526)	(23,290)	(15,208)
Payments of interests in relation to income tax	(83)	(696)	(583)
Dividends paid	—	—	(2,300)

Net cash flows used in financing activities	(150,659)	(121,112)	(56,082)

Translation differences on cash and cash equivalents	2,697	9,575	22,896

Net Increase (Decrease) in cash and cash equivalents	8,060	(11,482)	20,072

Cash and cash equivalents at the beginning of the fiscal year	54,618	66,100	46,028
Cash and cash equivalents at the end of the fiscal year	62,678	54,618	66,100

Net Increase (Decrease) in cash and cash equivalents	8,060	(11,482)	20,072

(1)	Does not include exchange differences generated by cash and cash equivalents, which is exposed separately in the statement.
(2)

Includes 10,853, 11,101 and 11,184 for the fiscal year ended December 31, 2021, 2020 and 2019, respectively, for payment of short-term leases and payments of the variable charge of leases related to the underlying asset performance/use.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	2021	2020	2019
Unpaid acquisitions of property, plant and equipment	36,371	17,691	24,909
Hydrocarbon wells abandonment obligation costs	3,349	(13,918)	1,172
Additions of right-of-use assets	27,745	11,421	39,779
Capitalization of depreciation of right-of-use assets	4,166	3,789	2,021
Capitalization of financial accretion for lease liabilities	1,020	967	311
Capitalization in associates and joint ventures	—	—	738

Accompanying notes are an integral part of the consolidated financial statements.

PABLO GERARDO GONZÁLEZ

President

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021, 2020, AND 2019

(Amounts expressed in millions of Argentine Pesos, except shares and per shares amounts expressed in Argentine Pesos, and as otherwise indicated)

1. GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP

General information

YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the laws of the Argentine Republic, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream, Downstream and Gas and Power segments.

Structure and organization of the economic Group

The following table shows the organizational structure, including the main companies of the Group, as of December 31, 2021:

(1)	Held directly and indirectly.

(2)	See Note 3.

(3)	See Note 35.c.3).

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

1. GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP (cont.)

Organization of the business

As of December 31, 2021, the Group carries out its operations in accordance with the following structure:

•	Upstream;

•	Gas and Power;

•	Downstream;

•	Central administration and others, which covers the remaining activities not included in the previous categories.

Activities covered by each business segment are detailed in Note 5.

Almost all operations, properties and clients are located in Argentina. However, the Group also holds participating interests in exploratory areas in Bolivia and production areas in Chile. The Group also sells lubricants and derivatives in Brazil and Chile.

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.a) Basis of preparation

Application of IFRS

The consolidated financial statements of the Group for the fiscal year ended December 31, 2021 are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Moreover, some additional issues required by the LGS and/or CNV’s regulations have been included.

The amounts and other information corresponding to the years ended on December 31, 2020 and 2019 are an integral part of the consolidated financial statements mentioned above and are intended to be read only in relation to these financial statements.

These consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on March 3, 2022.

Current and Non-current classification

The presentation in the statement of financial position makes a distinction between current and non-current assets and liabilities, according to the activities operating cycle. Current assets and liabilities include assets and liabilities, which are realized or settled within the 12-month period from the end of the fiscal year. All other assets and liabilities are classified as non-current.

Current and deferred tax assets and liabilities (payable income tax) are presented separately from each other and from other assets and liabilities, as current and non-current, as applicable.

Fiscal year-end

The Company’s fiscal year begins on January 1 and ends on December 31, each year.

Accounting criteria

The consolidated financial statements have been prepared under historical cost criteria, except for financial assets measured at fair value through profit or loss.

Non-monetary assets and liabilities of subsidiaries having the Peso as functional currency, were adjusted for inflation. See Note 2.b.1).

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Use of estimates

The preparation of financial statements at a certain date requires the Company’s Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the fiscal year. Future results might differ from the estimates and assessments made on the date of preparation of these consolidated financial statements.

The description of any significant estimates and accounting judgments made by the Company’s Management in applying the accounting policies, as well as the key estimates and areas with greater degree of complexity which require more critical judgments, are disclosed in Note 2.c).

Consolidation policies

For purposes of presenting the consolidated financial statements, the full consolidation method was used with respect to all subsidiaries, which are those companies which the Group controls. The Group controls an entity when it is exposed, or is entitled to the variable results arising from its equity interest in the entity, and has the ability to affect those results through its power over the entity. This capacity is, in general but not solely, obtained by the direct or indirect ownership of more than 50% of the voting shares of a company.

Interest in JO and other agreements which gives the Group a contractually-established percentage over the rights of the assets and obligations that emerge from the contract, have been consolidated line by line on the basis of the mentioned participation over the assets, liabilities, income and expenses related to each contract. Assets, liabilities, income and expenses of JO are presented in the consolidated statement financial position and in the consolidated statement of comprehensive income, in accordance with their respective nature.

Note 10 details the fully consolidated controlled subsidiaries. Furthermore, Note 29 details the main JO, proportionally consolidated.

In the consolidation process, balances, transactions, profits and losses between consolidated companies and JO have been eliminated.

The Company’s consolidated financial statements are based on the most recent available financial statements of the companies which YPF controls, taking into consideration, where applicable, significant subsequent events and transactions, information available to the Management of the Company and transactions between YPF and such subsidiaries, which could have produced changes to their shareholders’ equity. The date of the financial statements of such subsidiaries used in the consolidation process may differ from the date of YPF’s financial statements due to administrative reasons. The accounting principles and procedures used by subsidiaries have been homogenized, where appropriate, with those used by YPF in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of subsidiaries whose functional currency is different from the presentation currency are translated using the procedure set out in Note 2.b.1).

The Group holds 100% of capital of the consolidated companies, with the exception of the holdings in Metrogas and YTEC. The Group takes into account quantitative and qualitative aspects to determine which subsidiaries have significant non-controlling interests. In accordance with the previously mentioned, the Group concluded that there are no material non-controlling interests to be disclosed, as required by IFRS 12 “Disclosure of Interests in Other Entities”.

Financial information of subsidiaries, associates and joint ventures in hyperinflationary economies

Under IAS 29 “Financial Reporting in Hyperinflationary Economies” the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy shall be stated in terms of the measuring unit current at the end of the reporting period or fiscal year. The standard sets forth quantitative and qualitative factors to be contemplated in order to determine whether or not an economy is hyperinflationary.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

In recent years, inflation in Argentina has been high, with an accumulated inflation rate exceeding 100% over the last 3 years. In addition, certain recent qualitative and quantitative factors, such as the significant devaluation of the Peso, led to the conclusion that the restatement by inflation of annual or interim financial statements corresponding to annual or interim periods ending after July 1, 2018, should be applied.

Companies could not present their restated financial statements because Decree No. 664/2003 of the PEN prohibited regulatory agencies (including the CNV) from receiving financial statements adjusted for inflation.

Law No. 27,468, published on December 4, 2018 in the BO repealed Decree No. 1,269/2002 of the PEN as amended (including the aforementioned Decree No. 664/2003 of the PEN). The provisions of the aforementioned Law became in full force and effect as of December 28, 2018, the date of the publication of the CNV General Resolution No. 777/2018, which established that annual financial statements, interim and special periods closing from December 31, 2018 inclusive, must be submitted adjusted for inflation, as established by IAS 29. The FACPCE’s guidelines will be applied to those issues not specifically addressed in the aforementioned regulations.

Although the application of IAS 29 does not directly affect YPF because its functional currency is the dollar, as mentioned in Note 2.b.1), it does affect the investments that the Company has in its subsidiaries, associates and joint ventures whose functional currency is the Peso, all of which have adjusted their financial statements.

In compliance with IAS 29 guidelines, the adjustment was based on the last date on which subsidiaries, associates and joint ventures whose functional currency is the Peso restated their financial statements to reflect the effects of inflation. For this purpose, in general terms, the inflation from the date of acquisition or addition, or from the date of asset revaluation, as applicable, was computed in balances of non-monetary assets and liabilities. As a result of the adjustment for inflation in such financial statements, the value of non-monetary items increased, with the cap of their recoverable value, and with the consequent effect on deferred tax. Regarding income statement, in addition to the restatement of revenues, costs, expenses and other items, the net monetary position effect was included in a separate item in the Other financial results.

2.b) Significant Accounting Policies

2.b.1) Functional and reporting currency and tax effect on other comprehensive income

Functional currency

YPF, based on parameters set out in IAS 21 “The effects of change in foreign exchange rates”, has defined the dollar as its functional currency. Consequently, non-monetary cost-based measured assets and liabilities, as well as income or loss, are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction.

Transactions in currencies other than the functional currency of the Company are deemed to be foreign currency transactions and are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate for each month). At the end of each fiscal year or at the time of payment, the balances of monetary assets and liabilities in currencies other than the functional currency are measured at the exchange rate prevailing at such date and the exchange differences arising from such measurement are recognized as “Net financial results” in the consolidated statement of comprehensive income for the fiscal year in which they arise.

Assets, liabilities and results of subsidiaries, associates and joint ventures are shown in their respective functional currencies. The effects of the conversion into dollar of the financial information of those companies whose functional currency is other than the dollar are recorded as “Other comprehensive income” in the Consolidated Statement of Comprehensive Income.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Presentation currency

According to CNV Resolution No. 562, the Company must present its financial statements in pesos. Therefore, the financial statements prepared in the Company’s functional currency are translated into the presentation currency, as per the following procedures:

i.	Assets and liabilities of each of the financial statements presented are translated using the exchange rate on the financial statement closing date.

ii.

Items of the consolidated statement of comprehensive income are translated using the exchange rate at the time the transactions were generated (or, for practical reasons, and provided the exchange rate has not changed significantly, using each month’s average exchange rate).

iii.	All translation differences resulting from the foregoing are recognized under “Other Comprehensive Income” in the statement of comprehensive income.

Effects of the translation of investments in subsidiaries, associates and joint ventures with functional currency corresponding to a hyperinflationary economy

Under IAS 21, the financial statements of a subsidiary with the functional currency of a hyperinflationary economy have to be restated according to IAS 29 before they are included in the consolidated financial statements of its parent company with a functional currency of a non-hyperinflationary economy, except for their comparative figures.

Following the aforementioned guidelines, the results and financial position of subsidiaries with the Peso as functional currency were translated into dollar by the following procedures: all amounts (i.e., assets, liabilities, stockholders’ equity items, expenditures and revenues) were translated at the exchange rate effective at the closing date of the financial statements, except for comparative amounts, which were presented as current amounts in the financial statements of the previous fiscal year (i.e., these amounts were not be adjusted to reflect subsequent variations in price levels or exchange rates). Thus, the effect of the restatement of comparative amounts was recognized in other comprehensive income.

These criteria were also implemented by the Group for its investments in associates and joint ventures.

When an economy ceases to be hyperinflationary and an entity ceases to restate its financial statements in accordance with IAS 29, it will use the amounts restated according to the price level of the date on which the entity ceased to make such restatement as historical costs, in order to translate them into the presentation currency.

Tax effect on other comprehensive income

Results included in other comprehensive income in connection with translation differences and result from net monetary position generated by investments in subsidiaries, associates and joint ventures whose functional currency is other than dollar as well as conversion differences arising from the translation of YPF’s financial statements into its presentation currency (Pesos), have no effect on the income tax or in the deferred tax since at the time they were generated, the relevant transactions did not make any impact on net accounting result nor in taxable result.

2.b.2) Financial Assets

Classification

In accordance with IFRS 9 “Financial instruments”, the Group classifies its financial assets into 2 categories:

•	Financial assets at amortized cost

Financial assets are measured at amortized cost if both of the following criteria are met: (i) the objective of the Group’s business model is to hold the assets to collect the contractual cash flow, and (ii) the contractual terms only require specific dates for payments of principal and interest.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

In addition, and for assets that meet the aforementioned conditions, IFRS 9 contemplates the option of designating, at the time of the initial recognition, an asset as measured at its fair value, if doing so would eliminate or significantly reduce the valuation or recognition inconsistency that could arise in the event that the valuation of the assets and liabilities or the recognition of profit or losses resulting therefrom be carried out on different bases. The Group has not designated a financial asset at fair value by using this option.

•	Financial assets at fair value through profit or loss

If either of the 2 criteria above are not met, the financial asset is classified as an asset measured at fair value through profit or loss.

Recognition and measurement

Purchases and sales of financial assets are recognized on the date on which the Group commits to purchase or sell the assets. Financial assets are derecognized when the rights to receive cash flows from the investments and the risks and rewards of ownership have expired or have been transferred.

Financial assets at amortized cost are initially recognized at fair value plus transaction costs. These assets accrue interest based on the effective interest rate method.

Financial assets at their fair value through profit or loss are initially recognized at fair value and transaction costs are recognized as an expense in the statement of comprehensive income. They are subsequently valued at fair value. Changes in fair values and results from sales of financial assets at fair value through profit or loss are recorded in “Net financial results” in the statement of comprehensive income.

In general, the Group uses the transaction price to ascertain the fair value of a financial instrument on initial recognition. In other cases, the Group records a profit or loss on initial recognition only if the fair value of the financial instrument can be supported by other comparable and observable market transactions for the same type of instrument or if it is based in a technical valuation that only inputs observable market information. Unrecognized profits or losses on initial recognition of a financial asset are recognized later on, only to the extent they arise from a change in the factors (including time) that market participants would consider upon setting the price.

Profit or loss on debt instruments measured at amortized cost and not included for hedging purposes are charged to income when the financial assets are derecognized or an impairment loss is recognized and during the amortization process using the effective interest rate method. The Group reclassifies all investments on debt instruments only when its business model for managing those assets changes.

Impairment of financial assets

The Group assesses the impairment of its financial assets according to the expected credit losses model. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach allowed by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables. See Note 2.b.18).

Offsetting financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.b.3) Inventories

Inventories are valued at the lower value between their cost and their net realizable value. Cost includes acquisition costs (less trade discount, rebates and other similar items), transformation and other costs, which have been incurred when bringing the inventory to its present location and condition. The net realizable value is the estimated selling price in the ordinary course of business less selling expenses.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

In the case of refined products, costs are allocated in proportion to the selling price of the related products (isomargen method) due to the difficulty for distributing the production costs to each product. Raw materials, packaging and other inventory are valued at their acquisition cost.

The Group assesses the net realizable value of the inventories at the end of each fiscal year and recognizes in profit or loss in the consolidated statement of comprehensive income the appropriate valuation adjustment if the inventories exceed their net realizable value. When the circumstances that previously caused impairment no longer exist or when there is clear evidence of an increase in the inventories’ net realizable value because of changes in economic circumstances, the amount of a write-down is reversed.

2.b.4) Intangible assets

The Group initially recognizes intangible assets at their acquisition or development cost. This cost is amortized on a straight-line basis over the useful lives of these assets. At the end of each year, such assets are measured at their acquisition or development cost, considering the criteria adopted by the Group in the transition to IFRS, less its respective accumulated amortization and, if applicable, impairment losses.

The main intangible assets of the Group are as follows:

Service concessions arrangements

Includes transportation and storage concessions. These assets are valued at their acquisition cost, considering the criteria adopted by the Group in the transition to IFRS, net of accumulated amortization. They are depreciated using the straight-line method during the course of the concession period.

The Hydrocarbons Law allows the PEN to award concessions for the transportation of hydrocarbons for similar periods to the terms of the exploitation concessions granted (see Note 35.a)). Pursuant to Law No. 26,197, provincial governments have the same powers. Under of this regulatory framework, holders of production concessions are entitled to receive a transportation concession for the oil, gas and petroleum products that they produce. The holder of a transportation concession has the right to:

•	Transport oil, gas and petroleum products.

•

Build and operate pipelines for oil, gas and their derivatives, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

In addition, a transportation concession holder is under an obligation to transport hydrocarbons to third parties, without discrimination, in exchange for a tariff. This obligation, however, is applicable to oil or gas producers only to the extent the concession holder has available additional capacity, and is expressly subject to the transportation requirements of the concession holder. Transportation tariffs are subject to approval by the SE for oil and petroleum derivatives pipelines, and by ENARGAS for gas pipelines. Upon expiration of a transportation concession, oil pipelines and related facilities revert to the Argentine Government, without any payment to the concession holder.

In connection with the foregoing, the Privatization Law granted the Company 35-year transportation concessions for the transportation facilities operated by Yacimientos Petrolíferos Fiscales S.E. as of such date. The main pipelines related to said transportation concessions are the following:

•	La Plata / Dock Sud

•	Puerto Rosales / La Plata

•	Monte Cristo / San Lorenzo

•	Puesto Hernández / Luján de Cuyo

•	Luján de Cuyo / Villa Mercedes

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Thus, assets meeting certain requirements set forth by the IFRIC 12, which the Company’s Management judgment are met in the facilities mentioned in the preceding paragraphs, are recognized as intangible assets.

Exploration rights

The Group classifies exploration rights as intangible assets, which are valued at their cost, considering the deemed cost criteria adopted by the Group in the transition to IFRS, net of the related impairment, if applicable.

Investments related to unproved oil reserves or fields under evaluation are not depreciated. These investments are reviewed for impairment at least once a year, or whenever there are indicators that the assets may have become impaired. Any impairment loss or reversal is recognized in the consolidated statement of comprehensive income. Exploration costs (geological and geophysical expenditures, expenditures associated with the maintenance of unproved reserves and other expenditures relating to exploration activities), excluding exploratory well drilling costs, are charged to expense in the consolidated statement of comprehensive income as incurred.

Other intangible assets

This section mainly includes costs relating to computer software development expenditures, as well as assets that represent the rights to use technology and knowledge (“know how”) for the manufacture and commercial exploitation of equipment related to oil extraction and/or gas. These items are valued at their acquisition cost, considering the deemed cost criteria adopted by the Group in the transition to IFRS, net of the related depreciation and impairment, if applicable.

These assets are amortized on a straight-line basis over their useful lives, which range between 3 and 15 years. The Group reviews the aforementioned estimated useful life annually.

The Group has no intangible assets with indefinite useful lives as of December 31, 2021, 2020 and 2019.

2.b.5) Investments in associates and joint ventures

Investments in associates and joint ventures are valued using the equity method.

According to this method, the investment is initially recognized at cost under “Investments in associates and joint ventures” in the statement of financial position, and the book value increases or decreases to recognize the investor’s interest in the income of the associate or joint venture after the acquisition date, which is reflected in the statement of comprehensive income under “Income from equity interests in associates and joint ventures”. The investment includes, if applicable, the goodwill identified in the acquisition.

Associates are those in respect of which the Group has significant influence, understood as the power to participate in the financial and operating policy decisions of the investee but not control or joint control over those policies. Significant influence is presumed in companies in which a company has an interest of 20% or more and less than 50%.

Joint arrangements are contractual agreements through which the Group and the other party or parties have joint control. Under the provisions of IFRS 11, “Joint arrangements”, and IAS 28, “Investments in Associates and Joint Ventures”, investments in which 2 or more parties have joint control (defined as a “joint arrangement”) should be classified as either a joint operation (when the parties that have joint control have rights to the assets and obligations for the liabilities relating to the joint arrangement) or a joint venture (when the parties that have joint control have rights to the net assets of the joint arrangement). Considering such classification, joint operations should be proportionally consolidated while joint ventures are accounted for under the equity method.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Associates and joint ventures have been valued based upon the latest available financial statements of these companies as of the end of each year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between the Group and the related company that have produced changes on the latter’s shareholders’ equity. The dates of the financial statements of such related companies used in the consolidation process may differ from the date of the Company’s financial statements due to administrative reasons. The accounting principles and procedures used by associates and joint ventures have been homogenized, where appropriate, with those used by the Group in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of associates and joint ventures whose functional currency is the currency of a hyperinflationary economy and/or different from the presentation currency are translated using the procedure set out in Note 2.b.1).

Investments in companies in which the Group has no significant influence or joint control, are valued at cost.

Investments in companies with negative shareholders’ equity are disclosed in the “Other liabilities” account.

On each closing date or upon the existence of signs of impairment, it is determined whether there is any objective evidence of impairment in the value of the investment in associates and joint ventures. If this is the case, the Group calculates the amount of the impairment as the difference between the recoverable value of associates and joint ventures and their book value, and recognizes the difference under “Income from equity interests in associates and joint ventures” in the statement of comprehensive income. The recorded value of investments in associates and joint ventures does not exceed their recoverable value.

Note 10 details the investments in associates and joint ventures.

2.b.6) Property, plant and equipment

General criteria

Property, plant and equipment are valued at their acquisition cost, plus all the costs directly related to the location of such assets for their intended use, considering the deemed cost criteria adopted by the Group in the transition to IFRS.

Borrowing costs of assets that require a substantial period of time to be ready for their intended use are capitalized as part of the cost of these assets until they are ready for their intended use or sale.

Major inspections, necessary to restore the service capacity of the related asset are capitalized and depreciated on a straight-line basis over the period until the next overhaul is scheduled.

The costs of renewals, betterments and enhancements that extend the useful life of properties and/or improve their service capacity are capitalized. As property, plant and equipment are retired, the related cost and accumulated depreciation are derecognized.

Repair, conservation and ordinary maintenance expenses are recognized in the statement of comprehensive income as incurred.

These assets are reviewed for impairment at least once a year, or whenever there are indicators that the assets may have become impaired, as detailed in Note 2.b.8).

Depreciation

Property, plant and equipment, other than those related to oil and gas production activities, are depreciated using the straight-line method, over the years of estimated useful life of the assets, as follows:

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Years of Estimated Useful Life
Buildings and other constructions	50
Refinery equipment and petrochemical plants	20-25
Infrastructure for natural gas distribution	20-50
Transportation equipment	5-25
Furniture, fixtures and installations	10
Selling equipment	10
Other property	10

Land is classified separately from the buildings or facilities that may be located on it and is deemed to have an indefinite useful life. Therefore, it is not depreciated.

The Group reviews the estimated useful life of each class of assets annually.

Oil and gas production activities

The Group recognizes oil and gas exploration and production transactions using the “successful-efforts” method. The costs incurred in the acquisition of new interests in areas with proved and unproved reserves are capitalized as incurred under “Mining properties, wells and related equipment”. Costs related to exploration permits are classified as intangible assets.

Exploration costs, excluding the costs associated with exploratory wells, are charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves are not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made. In those cases, the cost of drilling the exploratory well will continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well, and the Group is making sufficient progress assessing the reserves as well as the economic and operating viability of the project. If any of the mentioned conditions are not met, the cost of drilling exploratory wells is charged to expense. In addition, the exploratory activity involves, in many cases, the drilling of multiple wells throughout several years in order to completely evaluate a project. As a consequence, some exploratory wells may be kept in evaluation for long periods, pending the completion of additional wells and exploratory activities needed to evaluate and quantify the reserves related to each project. The detail of the exploratory well costs in evaluation stage is described in Note 8.

Drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

The capitalized costs described above are depreciated as follows:

•

The capitalized costs related to productive activities have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to estimate proved developed oil and gas reserves estimated to recover.

•

The capitalized costs related to the acquisition of property and the extension of concessions with proved reserves have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to the proved oil and gas reserves.

Revisions in estimates of crude oil and gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by external independent petroleum and gas engineers on a 3-year rotation plan.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Costs related to hydrocarbon well abandonment obligations

Costs related to hydrocarbon well abandonment obligations are capitalized at their discounted value along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon the current costs incurred in abandonment obligations considering internal and external available information. Due to the number of wells in operation and/or not abandoned, as well as the complexity with respect to different geographic areas where the wells are located, current costs incurred in plugging activities, weighted by the complexity level of the wells, are used for estimating the plugging activities costs of the wells pending abandonment. These costs are the best estimate of the liability hydrocarbon well abandonment obligations. Future changes in the costs mentioned above, the discount rate, the useful lifespan of the wells and their estimate of abandonment, as well as changes in regulations related to abandonment, which are not possible to be predicted at the date of issuance of these consolidated financial statements, could affect the value of the hydrocarbon well abandonment obligations and, consequently, the related asset, affecting the results of future operations. Such changes are recognized pursuant to IFRIC 1, which indicates that changes in liabilities will be added to or deducted from the asset cost corresponding to the current period, taking into account that if the decrease in liabilities exceeds the carrying amount of assets, the excess will be immediately recognized in the profit or loss of the fiscal year.

Environmental property, plant and equipment

The Group capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases where at least one of the following conditions is met: (i) the expenditure improves the safety or efficiency of an operating plant (or other productive assets); (ii) the expenditure prevents or limits environmental pollution at operating facilities; or (iii) the expenditure is incurred to prepare assets for sale and does not raise the assets’ carrying value above their estimated recoverable value.

The environmental related property, plant and equipment and the corresponding accumulated depreciation are disclosed in the consolidated financial statements together with the other elements that are part of the corresponding property, plant and equipment which are classified according to their accounting nature.

2.b.7) Provisions and contingent assets and liabilities

The Group makes a distinction between:

Provisions

Provisions represent legal or assumed obligations arising from past events, the settlement of which is expected to give rise to an outflow of resources and whose amount and timing are uncertain. Provisions are recognized when the liability or obligation-giving rise to an indemnity or payment arises, to the extent that its amount can be reliably estimated and that the obligation to settle is probable or certain. Provisions include both obligations whose occurrence does not depend on future events (such as provision for environmental liabilities and provision for hydrocarbon wells abandonment obligations), as well as obligations that are probable and can be reasonably estimated whose realization depends on the occurrence or non-ocurrence of one or more future events not wholly within the control of the Group (such as provision for contingencies). The amount recorded as provision corresponds to the best estimate of expenditures required to settle the obligation, taking into consideration the relevant risks and uncertainties. See Note 16.

Contingent liabilities

Contingent liabilities represent possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group, or present obligations arising from past events, the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of resources embodying future economic benefits. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed in a Note to the extent they are possible and significant, as required by IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. See Note 33.b).

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Contingent assets

Contingent assets represent potential assets arising from past events whose existence is subject to the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. They are recognized when the realization of economic benefit associated with them becomes almost certain, at which time they cease being contingent in nature. Consequently, contingent assets are not recorded in the financial statements, but rather disclosed in a Note to the extent that the inflow of economic benefits is probable and significant, as required under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”. See Note 33.a).

When a contract qualifies as onerous, the related unavoidable liabilities are recognized in the consolidated financial statements as provisions, net of the expected benefits.

Except for provisions for hydrocarbon wells abandonment obligations, where the timing of settlement is estimated on the basis of the work plan of the Group, and considering the estimated production of each field (and therefore its abandonment), in relation to other non-current provisions, it is not possible to reasonably estimate a specific schedule of settlement of the provisions considering the characteristics of the concepts included.

In relation to certain provisions and contingent assets and liabilities, the Group, in accordance with the established exemption contemplated in IAS 37, has decided not to set forth certain critical information that could seriously impair it in the claims made by third parties.

2.b.8) Impairment of property, plant and equipment and intangible assets

To evaluate the impairment of property, plant and equipment and intangible assets, the Group compares their carrying value with their recoverable amount at the end of each year, or more frequently, if there are indications that an asset may be impaired or recovered.

In order to assess impairment, assets are grouped into CGU, whereas the assets do not generate cash flows that are independent of those generated by other assets or CGU, considering regulatory, economic, operational and commercial conditions.

The main CGUs into which assets have been grouped are indicated below:

i.	Upstream Segment

The assets of this segment have been grouped into CGU Oil, which groups the assets of YPF fields with crude oil reserves; and CGU Gas – Neuquina Basin, CGU Gas – Noroeste Basin and CGU Gas – Austral Basin which group the assets of fields with natural gas reserves, according to Argentina’s basins.

ii.	Gas and Power Segment

The assets of this segment have been grouped into CGU Gas and Power YPF, which mainly includes the transportation, commercialization and regasification of natural gas; and CGU Metrogas, which includes assets related to natural gas distribution activities.

iii.	Downstream Segment

The assets of this segment have been grouped into CGU Downstream YPF, which mainly comprises the assets involved in crude oil refining (or supplementing that activity), the petrochemical industry and the marketing of such products.

iv.	Central Administration and Others

It includes the CGU AESA, which primarily comprises the assets used for construction purposes related to the activities of the subsidiary.

This aggregation is the best reflection of how the Group currently makes its assets management decisions for the generation of independent cash flows.

The recoverable amount is the higher of the fair value less costs of disposal and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a rate that reflects the weighted average cost of capital employed for each CGU.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

If the recoverable amount of a CGU is estimated to be less than its carrying amount, the carrying amount of the CGU is reduced to its recoverable amount, and an impairment loss is recognized in the consolidated statement of comprehensive income.

Any impairment loss is allocated to the assets comprising the CGU on a pro-rata basis based on their carrying amount. Consequently, the basis for future amortization will take into account the reduction in the value of the asset as a result of any accumulated impairment losses.

Upon the occurrence of new events or changes in existing circumstances, which prove that an impairment loss previously recognized could have disappeared or decreased, a new estimate of the recoverable amount of the corresponding asset is calculated to determine whether a reversal of the impairment losses recognized in previous fiscal years needs to be made. See Note 2.c).

In the event of a reversal, the carrying amount of the asset (or the CGU) is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognized for the asset (or the CGU) in the past.

2.b.9) Methodology used in the estimation of recoverable amounts

The methodology used to estimate the recoverable amount of property, plant and equipment and intangible assets consists of using the higher of: i) the calculation of the value in use, based on expected future cash flows from the use of such assets, discounted at a rate that reflects the weighted average cost of capital, and, if available, ii) the price that would be received in a regular transaction between market participants to sell the asset as of the date of these consolidated financial statements, less the disposal costs of such assets.

In the assessment of the value in use, cash flow forecasts based on the best estimate of income and expense available for each CGU using sector inputs, past results and future expectations of business evolution and market development are utilized. The most sensitive aspects included in the cash flows used in all the CGU are the purchase and sale prices of hydrocarbons (including applicable gas distribution fees), outstanding regulations, estimates of cost increases, personnel costs and investments.

The cash flows from Upstream segment assets are generally projected for a period that covers the economically productive useful lives of the oil and gas fields and is limited by the contractual expiration of the concession permits, agreements or exploitation contracts. The estimated cash flows are based on production levels, commodity prices and estimates of the future investments that will be necessary in relation to undeveloped oil and gas reserves, production costs, field decline rates, market supply and demand, contractual conditions and other factors. The unproved reserves are weighted with risk factors, based on the type of each one of the Upstream segment assets.

Downstream and Gas and Power segments cash flows are estimated on the basis of projected sales trends, contribution margins by unit, fixed costs and investment flows, in line with the expectations regarding the specific strategic plans of each business. However, cash inflows and outflows relating to planned restructurings or productivity enhancements are not considered. The projections’ evaluation horizon is 5 years, considering annual rent for the last period, based on the long useful life of these CGU assets.

The reference prices considered are based on a combination of projected prices available in those markets where the Group operates, also taking into consideration specific circumstances that could affect different products the Group commercializes and management’s estimations and judgments.

2.b.10) Employee benefit plans and share-based payments

Retirement plan

Effective March 1, 1995, the Group has established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 3% and 10% of their monthly compensation, and the Group will pay an amount equal to that contributed by each member.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The plan members will receive from the Group the contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and, additionally, in case of death or incapacity. The Group has the right to discontinue this plan at any time, without incurring termination costs.

Objective performance bonus programs and performance evaluation programs

These programs cover certain of the Group’s personnel. These bonuses are based on compliance with corporate objectives, business unit objectives and individual performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and the performance evaluation of each employee, and are paid in cash.

Share-based benefit plan

From the fiscal year 2013 YPF has decided to implement a share-based benefit plan. This plan, organized in annual programs, covers certain executive and management positions and key personnel or personnel with critical technical knowledge. The above-mentioned plan is aimed at aligning the performance of these personnel with the objectives of the strategic plan of the Company.

This plan consists in giving participation, through shares of the Company, to each selected employee with the condition of remaining in it for the previously defined period (up to 3 years from the grant date, hereinafter “service period”), being this the only necessary condition to access the agreed final retribution.

For accounting purposes, YPF recognizes the effects of the plans in accordance with the guidelines of IFRS 2, “Share-based Payment”:

•

For equity-settled share-based payment transactions, a cost is recognized on a linear basis over the period of service, based on the Group’s estimate of the number of equity instruments that will finally be granted considering their fair value on the date the plan is awarded, with an offsetting credit entry in the equity account entitled “Share-based benefit plans”. At the end of each reporting period, the Group reviews the number of equity instruments it expects will be finally granted based on the conditions of the award specified under the respective plan.

•

For cash-settled share-based payment transactions, a liability is recognized for the goods or services acquired, originally measured at the liability’s fair value. At the end of each reporting period until the liability is settled, and on the settlement date, the liability’s fair value is remeasured and any change in such value is recognized in profit or loss for the fiscal year.

2.b.11) Revenue recognition

Revenue from contracts with customers

In compliance with IFRS 15 “Revenue from Contracts with Customers”, the Group has classified the main contracts with customers, as follows:

•	Contracts for the sale of fuel in consignment

•	Contracts for the direct sale of fuel

•	Contracts for the sale of natural gas

•	Contracts and agreements for the sale of other refined products

•	Construction contracts

In the first four types of contracts, related to the sale of goods, income is recognized when the control of the goods is transferred to the customer. Even in the case of consignment contracts, revenue is not recognized until the good is sold to the intermediarys customer. It is emphasized that in these contracts there are no performance obligations that are separate or different from the delivery of goods.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

In the case of construction contracts, revenue is recognized considering the estimated final margin for each project that arises from technical studies on sales and the estimated total costs of each of them, as well as their physical progress. In this type of contracts, performance obligations are satisfied over time.

In accordance with the requirements of IFRS 15, revenues have been broken down by (i) type of good or service; (ii) sales channels, and (iii) target market, according to the reported business segments.

Revenue recognition related to government incentive programs

The following are the main revenues that fall within the scope of the IAS 20 “Accounting for government grants and disclosure of government assistance”:

•	GasAr Plan, benefits for the Stimulus Program for Additional Injection of Natural Gas and the Resolution 46 Program. See Note 35.d.1).

They consist of economic compensation for the companies committed to increase their respective gas production. These incentives have been included in “Revenues” in the statement of comprehensive income.

•	Compensation for providing diesel to public transport of passengers at a differential price.

They consist of economic compensations to hydrocarbon producing and refining companies committed to ensuring the supply of diesel in the necessary volumes to meet domestic needs. These incentives have been included in “Revenues” in the statement of comprehensive income.

•	Benefits for the recognition of the financial cost generated by payment deferral by providers of the distribution service of natural and undiluted propane gas through networks.

They consist of financial compensations to distributors, sub-distributors, transporters and producers by recognizing the interest generated by the payment deferral granted to residential users of natural gas and undiluted propane gas through networks of 22% of the invoices issued from July 1, 2019 to October 31, 2019, recovered from regular invoices issued from December 1, 2019 and for 5 monthly, equal and consecutive periods. These incentives have been included under “Net Financial Results” in the statement of comprehensive income.

•	Procedure to compensate for the lower income that Natural Gas Distribution Service Licensed Companies receive from their users.

Compensations received as a result of the application of benefits and/or discounts to users under the regulations in force regarding social tariffs of the natural gas distribution service through networks. The aforementioned incentives have been included in “Revenues” in the statement of comprehensive income.

•

Payment of the accumulated daily differences on a monthly basis between the price of gas purchased by distributors and the natural gas price included in the tariff schemes effective from April 1, 2018 to March 31, 2019.

The Argentine Government assumed the payment of the differences exclusively arising from exchange rate variations and corresponding to natural gas volumes delivered in such term. These incentives recognized by Metrogas have been included as reversals in “Costs” in the statement of comprehensive income. See Note 35.c.1).

•	Incentive for investment in capital goods, computers and telecommunications for domestic manufacturers.

It takes place through a fiscal bond, provided that manufacturers have industrial establishments located in Argentina, a requirement that is satisfied by the controlled company AESA. The bond received may be computed as a tax credit for the payment of national taxes (i.e., income tax, VAT and domestic taxes) and may be transferred to third parties only one time. The incentives have been included in the item “Other net operating results” in the statement of comprehensive income.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Recognition of these incomes is made at their fair value when there is a reasonable certainty that incentives will be received and that regulatory requirements related thereto have been fulfilled.

2.b.12) Leases

The Group registers its leases in accordance with IFRS 16 “Leases”.

The model is based on the definition of lease, which is mainly related to the concept of control. IFRS 16 distinguishes between lease contracts and service contracts on the basis of whether an identified asset is under the customer’s control, which exists if the customer has the right to: i) obtain substantially all of the economic benefits from the use the asset; and ii) direct the use of the asset.

The Group recognized right-of-use assets and lease liabilities for 23,059 on January 1, 2019, the date of initial application of IFRS 16, in the statement of financial position, measured at the present value of future payments.

The implementation of this standard had no effect on retained earnings as the Group applied the simplified model without restating any comparative figures, recognizing a right-of-use asset equal to the lease liability on the initial transition date.

The Group as lessee

Once the lease has been identified, the Group recognizes the following items:

•	Right-of-use assets, whose cost includes:

(i)	the amount of the initial measurement of the lease liability;

(ii)	any rent paid to the lessor prior to the commencement date or on the same date, after discounting any incentive received for the lease;

(iii)	the initial direct costs incurred by the lessee; and

(iv)

an estimate of the costs to be incurred by the lessee in dismantling and eliminating the underlying asset, restoring the place where the underlying asset is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless such costs are incurred at the time of making of the inventories. The Group could incur in certain liabilities because of such costs either on the date of commencement of the term of the lease, or because of having used the underlying asset during a specified period.

Subsequently, the valuation of right-of-use of assets will be based on the cost model under IAS 16 “Property, Plant and Equipment” (recognizing therefore the depreciation in a straight-line during the extension of the lease, unless another systematic basis is more representative). Depreciation is estimated by the straight-line method based on the term of each lease contract, except where the useful life of the underlying asset is shorter.

In order to assess the impairment of right-of-use assets, the Group compares their carrying value with their recoverable amount at fiscal year end, or more frequently, if there are indicators that the amount of any given asset could have suffered an impairment, grouping assets into CGU and applying the guidelines under IAS 36, which are described in Notes 2.b.8) and 2.b.9).

Lease contracts in which the Group is the lessee mainly correspond to the leasing of:

•

Exploitation equipment and facilities, which include equipment for installations and production equipment in reservoirs, such as drilling equipment, work-over and lifting pumps. The average term of these contracts is from 3 to 5 years, establishing minimum guaranteed payments based on the availability of these assets, and also variable payments estimated based on a rate per unit of use (Pesos per hour/day of use).

•	Machinery and equipment, which include:

(i)

equipment for natural gas compression and generation of energy. The average term of these contracts is 3 years, featuring minimum payments based on the available power. Variable payments are calculated on the basis of a rate per generation unit;

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

(ii)	regasification and gas liquefaction equipment. The average term of these contracts is 6 years, establishing a minimum guaranteed payment on the basis of the availability of these assets.

•	Transportation equipment, including:

(i)	vessels and crafts for hydrocarbon transportation, whose average contract term is 3 years, establishing monthly guaranteed payments associated to the Group’s availability over such assets;

(ii)

truck fleets with average contract terms of 3 years, for which variable payments are estimated based on a rate per unit of use (Pesos per kilometer travelled), featuring in some cases minimum payments associated to the availability of such assets.

•

Gas station lands and facilities, whose contracts include the lease of land and associated installations with average contract terms of 20 years and for which payments are determined based on a given quantity of fuel.

•	Land and buildings which include mainly:

(i)

An underground reservoir and the land necessary to mount the surface installations necessary for the underground storage of natural gas, whose contract lasts for 4 years, for which there are minimum guaranteed quotas;

(ii)	permits for the use of ports and land, for which there are minimum guaranteed quotas.

With regard to short-term leases and leases of low-value underlying assets, the Group continues recognizing them as expense for the fiscal year, in accordance with the option specified in the standard, except those that are capitalized. The Group did not identify any low-value leases other than those whose underlying asset corresponds to printers, cell phones, computers, photocopiers, among others, which are not material. Variable payments of leases related to the performance/use of the underlying asset are subject to the same accounting treatment.

Payments of short-term leases, low-value leases and the variable charge related to the performances/use of the underlying assets are classified in the statement of cash flows in operating activities, except for those which are capitalized, which are classified as cash used in investing activities. Additionally, cash payments of principal and interest are disclosed as payments in cash flows used in financing activities.

Lease liabilities measured as the discounted aggregate amount of future lease payments. Considering the complexity of determining the implicit interest rate in the lease, the lessee’s incremental borrowing rate to the lease liabilities of the initial date of each contract is applied.

Lease liabilities include:

•	fixed payments (including in substance fixed payments), less any lease incentive receivable;

•	variable payments, which depend on an index or a rate, initially measured by using the index or rate on the effective date of the contract;

•	amounts that the lessee expects to pay as residual value guarantees;

•	the price for the exercise of a purchase option if the Group is reasonably certain to exercise that option; and

•	payment of penalties for terminating the lease, if the lease period reflects that the Group will exercise the option to terminate it (i.e., because there is a reasonable certainty thereon).

Subsequently, the Group increases the lease liability to reflect the accrued interest (and recognized in the comprehensive income statement), deducts the installments that are being paid from such liability and recalculates the book value to reflect any review, amendment to the lease or review of the so-called “in-substance” fix payments, by applying a revised discount rate, if applicable.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The Group reviews the lease liability in the following cases:

•	when there is a change in the amount expected to be paid under a residual value guarantee;

•	when there is a change in future rental payments to reflect the variation of an index or an interest rate used to determine such rental payments (including, for example, a market rent review);

•

when there is a change in the term of duration of the lease as a result of a change in the non-cancellable period of the lease (for example, if the lessee does not exercise an option previously included in the determination of the lease period); or

•	when there is a change in the evaluation of the purchase option of the underlying asset.

The Group as lessor

The Group does not have any significant assets leased to third parties.

2.b.13) Net income per share

Net income per share is calculated by dividing the net income for the fiscal year attributable to YPF’s shareholders by the weighted average of shares of YPF outstanding during the fiscal year net of repurchased shares as mentioned in Note 31.

Diluted net income per share is calculated by dividing the net income for the fiscal year by the weighted average of shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, as if they had been converted.

In computing diluted net income per share, income available to ordinary shareholders, used in the basic earnings per share calculation, is adjusted by those results that would result of the potential conversion into ordinary stock. The weighted average number of ordinary shares outstanding is adjusted to include the number of additional ordinary shares that would have been outstanding if the dilutive potential ordinary shares had been issued. Diluted net income per share is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted net income per share excludes potential ordinary shares if their effect is anti-dilutive.

As of the date of the issuance of these consolidated financial statements, there are no YPF instruments outstanding that imply the existence of potential ordinary shares (taking into account the Company’s intent to cancel the share-based benefit plans through their repurchase in the market), thus the basic net income per share matches the diluted net income per share. See Note 31.

2.b.14) Financial liabilities

Financial liabilities are initially recognized at their fair value, net of the transaction costs incurred. Because the Group does not have financial liabilities whose characteristics require the recognition at their fair value, according to IFRS, after their initial recognition, financial liabilities are measured at amortized cost. Any difference between the financing received (net of transaction costs) and the repayment value is recognized in the consolidated statement of comprehensive income over the life of the related debt instrument, using the effective interest rate method.

The Group eliminates a financial liability (or a part thereof) from its statement of financial position when it has been extinguished, i.e., when the obligation specified in the corresponding contract has been paid or canceled, or has expired.

The Group will account for a swap of financial instruments with substantially different conditions by eliminating the original financial liability and registering a new financial liability. Similarly, the Group will account for a substantial change in the current conditions of an existing financial liability or part of it as a cancellation of the original financial liability and the recognition of a new financial liability.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

At the closing of these consolidated financial statements, the Group’s financial liabilities measured at amortized cost include accounts payable, other liabilities, loans and lease liabilities.

2.b.15) Taxes, withholdings and royalties

Income tax

The Group recognizes accounting charges for income tax by applying the deferred tax method, which considers the effect of temporary differences between the carrying amount of an asset or a liability and its tax base and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the statutory rate then in force, at the time of its use or reversion.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Tax expense for the fiscal year includes current and deferred income tax. Income tax is recognized in the consolidated statement of net income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Tax expense is calculated on the basis of the tax laws enacted or substantially enacted at the date of the end of the fiscal year, in the countries where the Company and its subsidiaries operate and generate taxable income. The Group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Group establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

The regulatory framework related to the income tax is described in Note 35.e).

Royalties and withholding regimes for hydrocarbon exports and agricultural products

Royalty expense (see Note 35.a.1)) and extraordinary production fees are accounted for as a production cost.

Additionally, the Group is subject to the withholding regimes for hydrocarbon exports and agricultural products outlined in Note 35.f).

2.b.16) Shareholders’ equity accounts

Shareholders’ equity accounts have been valued in accordance with accounting principles in effect as of the transition date. The accounting transactions that affect shareholders’ equity accounts were accounted for in accordance with the decisions adopted in the shareholders’ meetings and legal standards or regulations.

Subscribed capital stock and adjustments to contributions

Consists of the shareholders’ contributions represented by shares and includes the outstanding shares at face value net of treasury shares mentioned in the following paragraph “Treasury shares and adjustment to treasury shares”. The subscribed capital account has remained at its nominal value and the adjustment derived from said monetary restatement required by previous accounting principles (the Argentine Accounting Principles) is disclosed in the “Adjustments to contributions” account.

The adjustment to contributions cannot be distributed in cash or in kind, but is allowed its capitalization by issuing shares. In addition, this item may be used to compensate for accumulated losses.

Treasury shares and adjustments to treasury shares

Corresponds to the reclassification of the nominal value and the corresponding adjustment for inflation (adjustment to contributions) of shares issued and repurchased by YPF in market transactions, as is required by the CNV regulations in force.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Share-based benefit plans

Corresponds to cumulative accrued balances related to share-based benefit plans to be settled in equity instruments, as mentioned in Note 2.b.10).

Acquisition cost of treasury shares

Corresponds to the cost incurred in the acquisition of the shares that YPF holds as treasury shares (see Note 31). Considering CNV regulations General Resolution No. 562, the balance of this account restricts the distribution of retained earnings.

Share trading premium

Corresponds to the difference between accrued amount in relation to the share-based benefit plans and acquisition cost of the shares settled during the fiscal year in relation with the mentioned plans.

Considering the debit balance of the premium, distribution of retained earnings is restricted by the balance of this premium.

Issuance premiums

Corresponds to the difference between the amount of subscription of the capital increase and the corresponding face value of the shares issued.

Legal reserve

In accordance with the provisions of LGS, YPF has to appropriate to the legal reserve no less than 5% of the algebraic sum of net income, prior-year adjustments, transfers from other comprehensive income to retained earnings and accumulated losses from previous years, until such reserve reaches 20% of the subscribed capital plus adjustment to contributions. As of December 31, 2021, the legal reserve has been fully integrated, amounting to 2,007.

Reserve for future dividends

Corresponds to the allocation made by the YPF’s Shareholders’ meeting, whereby a specific amount is transferred to the reserve for future dividends.

Reserve for investments and reserve for purchase of treasury shares

Corresponds to the allocation made by the YPF’s Shareholders’ meeting, whereby a specific amount is being assigned to be used in future investments and in the purchase of YPF’s shares to meet the obligations arising from share-based benefit plan described in Note 2.b.10).

Other comprehensive income

Includes income and expenses recognized directly in equity accounts and the transfer of such items from equity accounts to the income statement of the fiscal year or to retained earnings, as defined by IFRS.

Retained earnings

Includes accumulated profits or losses without a specific appropriation that being positive can be distributed upon the decision of the Shareholders’ meeting, while not subject to legal restrictions.

Additionally, it includes the net income of previous years that was not distributed, the amounts transferred from other comprehensive income and adjustments to income of previous years produced by the application of accounting standards.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Additionally, pursuant to the regulations of the CNV, when the net balance of other comprehensive income account is positive, it will not be distributed or capitalized nor used to compensate accumulated losses, but will be computed as part of retained earnings in order to make comparisons to determine the situation of the Company in relation to sections 31, 32 and 206 of the LGS, or other legal or regulatory rules making reference to limits or ratios with capital and reserves, not specifically and expressly provided for under CNV rules. When the net balance of these results at the end of a fiscal year is negative, a restriction on the distribution of retained earnings for the same amount will be imposed.

Non-controlling interest

Corresponds to the interest in the net assets of Metrogas (30%) and YTEC (49%), representing the rights on shares that are not owned by YPF.

2.b.17) Derivative financial instruments and hedge transactions

Derivative financial instruments are recognized at fair value. The method of recognizing the resulting profit or loss depends on whether the derivative is designated as a hedge instrument, and, if so, the nature of the item being hedged.

The Group manages exposures to several risks using different financial instruments. The Group does not use derivative financial instruments for speculative purposes.

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible and practical under IFRS 9, and its application reduces volatility. Transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9.

•	During the fiscal year ended December 31, 2021, the Group entered into term purchase transactions for dollars and grains and has not applied hedge accounting.

•	During the fiscal year ended December 31, 2020, the Group entered into term purchase transactions for dollars and grains and has not applied hedge accounting.

•

During the fiscal year ended December 31, 2019, the Group conducted operations with forward dollars - Swiss francs contracts and entered into term purchase transactions for dollars and has not applied hedge accounting.

Profit or losses from these derivative financial instruments are classified as “other financial results”, in the statement of comprehensive income.

Fair values of derivative financial instruments that are traded in active markets are computed by reference to market prices. The fair value of derivative financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each fiscal year.

2.b.18) Trade receivables and Other receivables

Trade receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

Under IFRS 9, a provision for bad debt is created by preparing a matrix per category and grouping the assets based on the type of customer: i) related parties, ii) public sector and iii) private sector. These groups are subsequently divided into sub-groups based on special characteristics indicative of the repayment capacity, such as i) payment arrears, ii) existence of guarantees and iii) existence of a legal proceeding already initiated or in process of initiation for collection purposes, among others. Once each group is defined, an expected bad-debt rate is assigned based on historical default rates adjusted to future economic conditions.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The carrying amount of the assets is reduced through the use of the provision account, and the amount of the loss is recognized in the statement of comprehensive income within “Selling expenses”, as well as subsequent recoveries.

2.b.19) Cash and cash equivalents

In the statement of cash flow, cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquidity investments with original maturities of 3 months or less. They do not include bank overdrafts.

2.b.20) Dividends distribution

Dividends payable by the Group are recognized as liabilities in the fiscal year in which they are approved.

2.b.21) Business combinations

Business combinations are accounted for by applying the acquisition method when the Group takes effective control over the acquired company.

The Group recognizes in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest and goodwill, if any, in accordance with IFRS 3.

The acquisition cost is measured as the sum of the consideration transferred, measured at fair value at its acquisition date and the amount of any non-controlling interest in the acquired entity. The Group will measure the non-controlling interest in the acquired entity at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s identifiable net assets.

If the business combination is achieved in stages, the Group will remeasure its previously held equity interest in the acquired entity at its acquisition date fair value and recognize a profit or loss in the statement of comprehensive income.

The goodwill cost is measured as the excess of the consideration transferred over the identifiable assets acquired and liabilities assumed net by the Group. If this consideration is lower than the fair value of the assets identifiable and liabilities assumed, the difference is recognized in the statement of comprehensive income.

IFRS 3 authorizes a term of 12 months from the acquisition date to complete the measurement process of a business combination. When this is not recorded at the closing of the fiscal year in which the business combination takes place, the Group reports provisional amounts.

2.b.22) Total or partial disposal of foreign operation whose functional currency is other than the dollar

On the disposal of a foreign operation (a disposal of the Group’s entire interest, or a partial disposal involving loss of control over a subsidiary), all of the translation differences accumulated in equity in respect of that operation attributable to the equity holders of the Company are reclassified to profit or loss of that fiscal year.

In the case of a partial disposal that does not result in the Group losing control over a subsidiary that includes a foreign operation, the proportionate share of accumulated translation differences is reclassified to non-controlling interest and are not recognized in profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated using the closing rate. Translation differences arising are recognized in other comprehensive income.

2.b.23) Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the top authority decision-maker, who is the person responsible for allocating resources and assessing the performance of the operating segments. Operating segments are described in Note 5.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.b.24) Assets held for disposal and related liabilities

An asset (or group of assets) is classified as held for disposal together with its related liabilities when the Group is expected to recover their value by means of a sale transaction (rather than through use) and where such sale is highly probable. In the event that the Group is engaged in a disposal plan, which involves the loss of control of a subsidiary, it will classify the assets and liabilities of such subsidiary as held for disposal provided that they comply with the criteria required by the IFRS 5 and its interpretations, regardless of whether the Group withholds a non-controlling interest in its former subsidiary after the transaction.

In order to apply the above classification, the asset (or group of assets) must be available for its immediate disposal or dilution in its current conditions, exclusively subject to the usual and habitual terms for the disposal or dilution of this asset (or group of assets).

For the transaction to be highly probable the appropriate level of Management or Board of Directors of the Company must be committed to a plan and an active program must have been actively initiated. In addition, the disposal of the asset (or groups of assets) must be actively negotiated at a reasonable price in relation to its or their current fair value. Moreover, the transaction must also be expected to meet the conditions for recognition as a completed disposal within one fiscal year after the classification date, with the exceptions permitted by IFRS 5, and the activities required to complete the plan should indicate that it is unlikely that significant changes are made to the plan or that it will be canceled.

Assets classified as held for disposal will be measured at the lower of their carrying amount or fair value less sale-related costs.

As of December 31, 2021 and 2020, the Group classified certain assets of property, plant and equipment as assets held for disposal.

As of December 31, 2019, there were no assets held for disposal.

2.b.25) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of suitable assets for which a prolonged period is required in order to place them in the conditions required for their use or sale, are capitalized as part of the cost of those assets until the assets are substantially ready for use or sale. Interests are capitalized according to the average debt rate of the Group. Foreign exchange differences for loans in foreign currency are capitalized if they are considered an adjustment to interest costs. The rest of the borrowing costs are recognized as expenses in the period in which they are incurred.

2.b.26) New standards issued

As required by IAS 8 “Accounting policies, changes in accounting estimates and errors”, below is a summary of the standards or interpretations issued by the IASB, whose application is mandatory as of the closing date of these consolidated financial statements, as well as of those whose application has not been mandatory as of the closing date of these consolidated financial statements and have, therefore, not been adopted by the Group.

Standards or interpretations issued by the IASB, the application of which is mandatory as of the closing date of these consolidated financial statements and which have been adopted by the Group, if applicable

•	Amendments to IFRS 16 – COVID-19 Related rent concessions

In May 2020, the IASB issued amendments that are applicable for fiscal years beginning on or after June 1, 2020, allowing for their early application.

A lessee may elect to account for any change in lease payments as a consequence of the COVID-19 pandemic, arising from rent concession the same way it would account for the change applying IFRS 16 if the change were not a lease modification.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

This option applies only to rent concessions occurring as a direct consequence of the COVID-19 pandemic and only if all of the following conditions are met:

•	the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;

•

any reduction in lease payments affects only payments originally due or before June 30, 2021 (for example, a rent concession would meet this condition if it results in reduced lease payments on or before June 30, 2021, and increased lease payments that extend beyond June 30, 2021); and

•	there is no substantive change to other terms and conditions of the lease.

The Group has not exercised the option mentioned above.

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 17 and IFRS 16 – Interest Rate Benchmark Reform Phase 2.

In August 2020 the IASB issued amendments applicable to fiscal years beginning on or after January 1, 2021, allowing for their early application.

The purpose of these amendments is to provide entities with practical solutions to deal with the effects of the transition to alternative benchmark interest rates, when they generate changes in contractual cash flows or in the hedging relationships.

The amendments issued relate to the following key areas:

•

Financial assets, financial liabilities and lease liabilities: A practical solution was issued for financial assets and liabilities measured at amortized cost, which are modified as a direct consequence of the interbank benchmark interest rate reform. As a practical solution, the IASB establishes that these amendments are not to be treated as specified under IFRS 9 for changes to contractual cash flows, but rather as established under such standard for assets and liabilities at variable rate. This accounting treatment comprises the prospective revaluation of these financial instruments at the revised effective interest rate. This only applies when the change is a direct consequence of the rate reform and the basis used to determine the cash flows is economically equivalent to the basis immediately preceding rate replacement. In the case of lease liabilities revalued based on an interest rate that is being replaced with an alternative interest rate, a similar treatment is proposed.

•

Hedges: The IASB issued further practical solutions in addition to those issued in Phase 1, seeking to prevent the benchmark rate reform from discontinuing hedge accounting or the designation of a new relationship of this type. The hedging relationships (and related documentation) must be amended to reflect the effects on i) the hedged item, ii) the hedging instrument and iii) the hedged risk. Any valuation adjustments resulting from the amendments are recognized as part of the inefficiency.

•

Disclosure: The information disclosed must allow the user to understand the nature and extent of the risks to which the entity is exposed and how those risks generated by the interbank benchmark rate reform will be managed. The progress and management of the transition to alternative benchmark rates is also required to be informed.

The implementation of the aforementioned changes has not affected the Group’s consolidated financial statements as it did not have any significant financial instruments subject to this kind of interest rate in the reported fiscal year.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Standards or interpretations issued by the IASB, the application of which is not mandatory as of the closing date of these consolidated financial statements and which, therefore, have not been adopted by the Group

•	Amendments to IFRS 10 and IAS 28 – Sale or contribution of assets between an investor and its associate or joint venture

In September 2014, the IASB amended IFRS 10 and IAS 28 to clarify that in transactions involving a controlled company, the extent of the profit or loss to be recognized in the financial statements depends on whether the sold or contributed controlled company is considered a business in accordance with IFRS 3.

On August 10, 2015, the IASB issued a proposal to postpone the effective date of these changes indefinitely depending on the outcome of its research project on accounting by the equity method, which was approved on December 17, 2015.

•	Amendments to IAS 1 – Classification of liabilities

In January 2020, the IASB issued amendments to IAS 1 in relation to the classification of liabilities into current and non-current, which are retroactively applicable for fiscal years beginning on January 1, 2022, included, (which date was extended to January 1, 2023) and allow for their earlier application.

The amendments clarify that liabilities classification as current or non-current:

•

Must be based on existing rights at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability.

•	Is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability.

It also clarifies that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The Group anticipates that the implementation of these amendments will have no significant impact on its financial statements, though is currently evaluating the impact.

•	Amendments to IAS 16 – Proceeds before intended use

In May 2020, the IASB issued amendments that are applicable for fiscal years beginning on or after January 1, 2022, allowing for their early application.

Following the amendment to IAS 16, an entity may not deduct from the cost of an item of “Property, plant and equipment” any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating. The proceeds from selling any such items, and the production cost of those items, will be recognized in the comprehensive income for the corresponding period. Entities shall disclose separetely the amounts of proceeds and costs, that relate to items that do not proceed from the entity’s ordinary activities.

The amendment also clarifies that an item of property, plant and equipment is in said preparation and testing process when assesing the technical and physical performance of the asset. Therefore, an asset may be able to operate in the manner intended by Management and consequently be subject to depreciation before it has reached the level of operating performance expected by Management.

According to the variables present at the end of the reporting period, the Group expects that the implementation of these amendments will have no significant impact on its financial statements.

•	Amendments to IAS 37 – Onerous Contracts

In May 2020, the IASB issued amendments that are applicable for fiscal years beginning on or after January 1, 2022, allowing for their early application.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The amendment clarifies the meaning of “cost of fulfilling a contract” for the purpose of assessing whether the contract is onerous. The direct cost of fulfilling a contract consists of both the incremental cost of fulfilling that contract (for example, direct labour and materials), as well as an allocation of other costs that relate directly to fulfilliment of contracts (for example, an allocation of the depreciation charge for an item of property, plant and equipment used to fulfill that contract).

The amendment also clarifies that an entity must recognize any impairment loss that has occurred in the assets used to fulfill the contract before recording an onerous loss and when determining such onerosity, the present obligation under an existing contract must be considered, and therofore, does not recognize future operating losses.

According to the variables present at the end of the reporting period, the Group expects that the implementation of these amendments will have no significant impact on its financial statements.

•	Amendments to IFRS 3 – Reference to the Conceptual Framework

In May 2020, the IASB issued amendments that are applicable for fiscal years beginning on or after January 1, 2022, allowing for their early application.

After updating the reference that the Standard makes to the 2018 Conceptual Framework on the definition of the concepts of assets and liabilities in a business combination, its application could change which assets and liabilities that meet the requirements for recognition in a business combination. In some of these cases, the post-acquisition accounting required by other IFRS Standards could lead to immediate derecognition of assets or liabilities recognized in a business combination, resulting in so called “Day 2 gains or losses” that do not depict an economic gain or loss.

To remedy this situation, the new exception in IFRS 3 for liabilities and contingent liabilities specifies that, for some types of liabilities and contingent liabilities, an entity applying IFRS 3 should refer to IAS 37 “Provisions, contingent liabilities and contingent assets”, or IFRIC 21 “Levies”, instead of the 2018 Conceptual Framework. It has also been clarified that the acquirer must not recognize contingent assets on the acquisition date as defined in IAS 37.

The Group expects that the implementation of these amendments will have no significant impact on its financial statements.

•	Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

In February 2021, the IASB issued the following amendments to IAS 1, related to material accounting policies, applicable to fiscal years beginning on or after January 1, 2023, allowing for their early application:

•	The term significant accounting policies is replaced with material accounting policies.

•	Guidance and explanatory guidance are added to help entities identify the material accounting policies required to be disclosed.

•

Accounting policies may be material, regardless of the magnitude of the amounts involved, and therefore, the nature of such policies, as well as certain conditions, such as whether they are related to the full understanding of another accounting policy deemed material, should be analyzed.

•	If the entity discloses accounting policies deemed immaterial, such disclosure should not lead to confusion.

The Group anticipates the implementation of these amendments will not significantly affect its financial statements.

•	Amendments to IAS 8 – Definition of accounting estimates

In February 2021, the IASB issued amendments to IAS 8, related to the definition of accounting estimates, effective for fiscal years beginning on or after January 1, 2023, on changes in accounting policies and estimates occurring as of such date, allowing for their early application.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The amendments include the definition of the concept of accounting estimates in order to help entities to distinguish between accounting policies and accounting estimates – as the previous definition was interrelated to the definition of accounting policy and could lead to an error – defining accounting estimates as “monetary amounts in financial statements that are subject to measurement uncertainty”.

The IASB clarifies that changes in accounting estimates are accounted for prospectively, and if such changes are based both on new information that was not available when the previous measurements were made, as well as changes affecting the variables used in such estimate, they should not be treated as the correction of an error.

The Group anticipates the implementation of such amendments will not significantly affect its financial statements.

•	Amendments to IFRS 16 – Reductions in lease payments related to COVID-19 as from June 2021

In March, 2021, the IASB issued amendments applicable to fiscal periods beginning on or after 1 April, 2021, allowing for their early implementation.

A lessee may decide to account for changes in lease payments as a consequence of COVID-19 pandemic arising from rent reductions in the same way it would account for the change applying IFRS 16, as if such change were not a lease modification.

This option exclusively applies to rent reductions only as a direct consequence of the COVID-19 pandemic and provided they meet the following conditions:

•	any change in lease payments results in revised consideration for the lease that is substantially the same, or lower than, the consideration for the lease immediately preceding the change;

•

any reduction in lease payments affects only payments originally due until June 30, 2022 (for example, a rent reduction would meet this condition if it results in reduced lease payments until June 30, 2022 and increased lease payments beyond June 30, 2022); and

•	there is no significant change in the terms and conditions of the lease.

The Group expects the implementation of these amendments will have no significant impact on its financial statements.

•	Amendments to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction

On May 2021, the IASB issued amendments to IAS 12 related to the initial recognition of the deferred tax in transactions in which an asset and a liability are simultaneously recognized, which are applicable to fiscal years beginning on or after January 1, 2023.

The amendments introduce an exception to the initial recognition exemption, with specifications on how entities should account for the income tax and the deferred tax in transactions in which the initial recognition of assets and liabilities give rise, at the same time, to equal amounts of taxable and deductible temporary differences. Therefore, in transactions where an asset and a liability are recognized, for example in relation to leases and abandonment or decommissioning obligations, the deferred tax generated by such transactions should be recognized.

As of the date of these consolidated financial statements, even though the Group is currently evaluating the full impact the application of these modifications may have on its financial statements, a material effect of exposure may be expected on items composing deferred tax assets and liabilities as a result of grouping items based on their nature. It is not the Group’s intention to early adopt these changes.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

•	Anual improvements to IFRS – Standards 2018-2020

In May 2020, the IASB issued the 2018-2020 cycle of annual improvements that are applicable for fiscal years beginning on or after January 1, 2022, allowing for their early application.

A summary of the main modified standards and their purpose follows:

Standard	Amended Subject	Detail
IFRS 1 “First-time adoption of IFRS”	Subsidiary as a First-time IFRS adopter

When a subsidiary becomes a first-time adopter later than its parent company, it may elect to measure its assets and liabilities according to how their parent measured them in their consolidated financial statements, based on the parent´s date of transition to IFRSs (without considering consolidation adjustments and for the purposes of the business combination for which the parent company acquired the subsidiary). After the amendment, this exception is extended to accumulated translation differences.

A similar election is available for an associate or joint venture.

IFRS 9 “Financial Instruments”	Fees in the “10 per cent” Test for Derecognition of financial liabilities

An entity must derecognise the original financial liability and recognise a new financial liability when, among other requirements, there is a substantial modification of the terms of an existing financial liability.

The terms are substantially different if the discounted present value of the cash flows under the new terms using the original effective interest rate is at least 10% different from the discounted present value remaining cash flows of the original financial liability, including any fees paid net of any fees received in the 10 per cent test. The amendment clarifies that when determining this value, only the items paid or received between the borrower and the lender are included, including those paid or received by one or the other on behalf of the other.

IFRS 16 “Leases”	Illustrative examples- Lease incentives	Reimbursement relating to leasehold improvements is removed from illustrative Example 13.

IAS 41 “Agriculture”	Taxation in fair value measurements	Paragraph 22 was amended to remove the requirement to exclude cash flows for taxation when measuring fair value, as to aline the requirements in IAS 41 on fair value measurements with those in IFRS 13 “Fair Value Measurement”.

The Group expects that the implementation of these amendments will have no material impact on its financial statements.

Additionally, amendments have been issued to IFRS 4 and IFRS 17 “Insurance contract”, which were not included as they are not applicable to the Group since it does not carry out related activities.

2.c) Accounting Estimates and Judgments

The items in the financial statements and areas which require the highest degree of judgment and estimates in the preparation of these financial statements are:

Crude oil and gas reserves

Estimating crude oil and gas reserves is an integral part of the Group’s decision-making process. The volume of crude oil and gas reserves is used to calculate depreciation using the unit of production ratio and to assess the impairment of the capitalized costs related to the Upstream assets (see Notes 2.b.8) and 2.b.9) and the last paragraph of this Note).

The Group prepares its estimates of crude oil and gas reserves in accordance with the rules and regulations established for the crude oil and natural gas industry by Rule 4-10 (a) of Regulation S-X of the SEC.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Provision for litigation and other contingencies

The final costs arising from litigation and other contingencies, and the perspective given to each issue by the Management of the Company may vary from their estimates due to different interpretations of laws, contracts, opinions and final assessments of the amount of the claims. Changes in the facts or circumstances related to these types of contingencies and the strategy defined in each case can have, consequently, a significant effect on the amount of the provisions for litigation and other contingencies recorded or the perspective given by the Management of the Company.

Provision for environmental costs and obligations for the abandonment of hydrocarbon wells

Given the nature of its operations, the Group is subject to various laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution cleanup and environmental damages resulting from operations. YPF’s management believes that the Group’s operations are in substantial compliance with laws and regulations of Argentina and the countries where the Group operates, relating to the protection of the environment as such laws have historically been interpreted and enforced.

The Group periodically conducts new studies to increase its knowledge of the environmental situation in certain geographic areas where it operates in order to establish the status, cause and necessary remediation of a given environmental issue and, depending on its years of existence, analyze the Argentine Government’s possible responsibility for any environmental liabilities existing prior to December 31, 1990. The Group cannot estimate what additional costs, if any, will be required until such studies are completed and evaluated; however, provisional remedial actions or other measures may be required.

In addition to the hydrocarbon wells abandonment legal obligations, provisions have been made for environmental liabilities whose evaluations and/or remediations are probable and can be reasonably estimated, based on the Group’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Group cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, these potential changes and ongoing studies could materially affect the Group’s future results of operations.

The main guidelines on the provision for the obligations for the abandonment of hydrocarbon wells are set forth in detail in Note 2.b.6).

Income tax and deferred income tax

The proper assessment of income tax expenses depends on several factors, including interpretations related to tax treatment for transactions and/or events that are not expressly provided for by current tax law, options established by the law or its regulations, as well as estimates of the timing and realization of deferred income taxes. The Group also evaluates if the tax authority will accept an uncertain tax treatment. Additionally, the current collection and payment of income tax expenses may differ from these estimates due to, among others, changes in applicable tax regulations and/or their interpretations, as well as unanticipated future transactions affecting the Group’s tax balances. See Note 17.

Provision for impairment of property, plant and equipment

The methodology used in estimating the recoverable amount of property, plant and equipment is detailed in Notes 2.b.8) and 2.b.9).

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The determination of whether an asset is impaired, and by how much, involves management’s estimates of highly uncertain matters such as the effects of inflation and deflation on operating expenses, discount rates, production profiles, reserves and future prices of the products, including the prospects of supply and demand conditions of the world or regional market for crude oil, natural gas and refined products, all of which affect the prices taken into account in the projection. Consequently, for oil and natural gas assets, the expected future cash flows are determined using management’s best estimate of future oil and natural gas prices and production volumes and reserves. The foregoing implies the use of estimates about future commodity prices, production and development costs, field decline rates, current tax regimes and other factors. These estimates and the management judgment on which the estimates of expected cash flows are based are subject to changes as new information becomes available. Changes in economic conditions may also affect the rate used to discount future cash flow estimates.

In general, the Group does not consider temporarily low (or high) prices or margins as an impairment indicator (or reversal of an impairment charge). The impairment assessment mainly reflects long-term oil and natural gas prices that are consistent with intermediate points between the maximum and minimum ranges observed in the market and that are in the range of price forecasts published by third-party experts of the industry and government agencies, within which are the long and short term projections of the US Energy Information Administration and the Brent crude forward curve. The assumptions of future prices used by the Management of the Company tend to be stable because it does not consider short-term increases or decreases in prices to be indicative of long-term levels, but they are subject to change. Additionally, oil prices do not rise above the historical oil prices observed in the past, applied to projected future production volumes. Gas prices correspond to the average weighted price per basin and channel, determined according to current contracts and regulations and the market’s supply and demand.

In relation to the gas market, incentive schemes were established in recent years in order to increase the total injection of natural gas. In particular, in 2018 and 2019, an excess in the supply from the increased production on unconventional fields with respect to the domestic demand was observed at specific times of the year, an unusual situation in the past, which affected natural gas production due to the temporary shutdown of wells, as well as to the reinjection of the hydrocarbon. This situation generated a reduction in natural gas sales price in the domestic market, which generated a drop in gas production due to the lack of incentives to develop projects. Consequently, on November 16, 2020, the National Government published in the BO the GasAr Plan with the aim of making viable investments to increase the production of natural gas in all the country’s basins and satisfy the hydrocarbon needs of the domestic market. Under this Plan, YPF undertook gas production commitments in the Neuquina Basin. See Note 35.d.1).

For the fiscal year ended December 31, 2019, the Group recognized an impairment charge of property, plant and equipment, mainly for the CGU Gas – Neuquina Basin of 40,561 (30,421 net of the income tax effect), generated among others by the fall in gas prices (and liquids) due to the situation that the market was going through both globally and, by specific dynamics, at the local level. The aforementioned affected the investments and activity, generating the impairment of the related assets by the recorded charge.

The discount rate after taxes used as of December 31, 2019 was 12.14% for 2020 and 2021 and 12.39% for 2022 and thereafter, being the recoverable value after taxes of the CGU Gas – Neuquina Basin of 139,361 as of such date.

During the year 2020 the Group has continuously monitored business perspectives in the market it operates. Specifically, in the local market of natural gas a reduction in natural gas sales price in the domestic market is observed which deepened as of the second quarter of 2020, mainly due to lower sales prices to distributors and lower prices obtained on gas’s biddings on the power plants channel.

In the second quarter of 2020, based on the background and the method mentioned above, the Group recognized an impairment charge of property, plant and equipment, mainly for the CGU Gas – Neuquina Basin of 49,170 (36,877 net of the income tax effect) and for the CGU Gas – Austral Basin of 8,126 (6,095 net of the income tax effect), generated, mainly, by the expected fall in gas prices due to the situation the market was going through at global level, and also, by the specific dynamics mentioned above, at the domestic level.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Subsequently, during the fourth quarter of 2020, mainly from the previously mentioned launch of GasAr Plan, expectations related to the development of gas projects in Neuquina Basin were modified. In that quarter, the Group recognized a reversal of the impairment charge of property, plant and equipment, mainly for the CGU Gas – Neuquina Basin of 58,463 (43,848 net of the income tax effect) and for the CGU Gas – Austral Basin of 7,706 (5,780 net of the income tax effect). The reasons for the reversal are mainly due to the increase in the expected production of natural gas and, to a lesser extent due, to the reduction in production costs. The discount rate after taxes used as of December 31, 2020 was 12.85% for 2021 and 13.12% for 2022 and thereafter, being the recoverable value after taxes of the CGU Gas – Neuquina Basin and the CGU Gas – Austral Basin equal to 192,197 and 16,036, respectively.

As of December 31, 2021, considering changes in the variables and methodology described above, the Group recognized an impairment charge of property, plant and equipment for the CGU Gas – Austral Basin of 9,776 (6,354 net of the income tax effect) generated from the lower than expected production due to field performance and higher production costs. The discount rate after taxes used as of December 31, 2021 was 14.08%, and the recoverable value after taxes of the CGU Gas – Austral Basin as of such date was equal to 13,834.

Besides, as the book value of the net assets of the CGU Gas – Neuquina Basin amounts to 249,884 and approximates its recoverable value as of December 31, 2021, the Group did not recognize any impairment charges or reversals of previous impairments for the year ended on that date, mainly for the purpose of complying with the GasAr Plan in such Basin.

Considerations concerning COVID-19 and the current economic environment

Since the beginning of 2020, a virus outbreak (COVID-19) has taken place, causing potentially deadly respiratory infections outbroke, and adversely affecting the demand for refined products in geographical areas where the most relevant measures were implemented to control the virus’ spread, leading to a lower global demand for refined products and an abnormally high volatility in this commodity.

From the third quarter of 2020, following the easing of restrictions on circulation and certain activities, a process of gradual recovery to certain normality in the country’s social and economic activities was observed. This led to an increase in fuel demand, which had significantly declined at the beginning of the pandemic. This recovery accelerated in fiscal year 2021, even though some restrictions on circulation had to be strengthened in certain periods. By December 2021, based on the recovery of the activity mentioned above, gasoline and diesel sales volumes are higher than pre-pandemic levels.

However, given the uncertainties inherent to the scale and duration of these events due to new virus strains and the increase in cases, despite the progress made in vaccination against COVID -19, and its direct and indirect effects, it is not reasonably possible to estimate the final impact this pandemic might have on the world’s economy and its financial markets, on Argentina’s economy, and therefore, on the Group’s comprehensive results, its cash flows and financial position, among other things.

In consideration of the above, the valuation of certain assets and liabilities is subject to a higher degree of uncertainty, which caused the analysis of the present economic environment to be considered in the assessment of the accounting estimates and judgments, as mentioned in this Note.

Going concern

The Management of the Company considers it appropriate to adopt the going concern basis of accounting for the presentation and valuation of these consolidated financial statements.

2.d) Comparative Information

Balance items as of December 31, 2020 and 2019 presented in these financial statements for comparison purposes arise from the consolidated financial statements then ended. Likewise, certain additional disclosures of non-significant information have been made.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

3. ACQUISITIONS AND DISPOSITIONS

•	Acquisition of Ensenada de Barragán Thermal Power Plant

On May 29, 2019, the Company received a notice from IEASA informing that YPF and Pampa Cogeneración S.A., a company controlled by Pampa Energía S.A. (“Pampa”), were awarded of the National and International Public Tender No. CTEB 02/2019, pursuant to their joint offer, which was called by Resolution No. 160/2019 issued by the SGE (the “Tender Process”), in relation to the sale and transfer by IEASA of the goodwill of Ensenada de Barragán Thermal Power Plant (“CTEB”). The awarded companies decided to jointly acquire CTEB, through a company co-owned by them, each with a 50% share in the capital stock and votes, called CT Barragán.

CTEB is located in the petrochemical complex of Ensenada, Province of Buenos Aires, with an installed capacity of 567 MW as of today. As part of the transaction, the acquiring companies will have a term of 30 months to complete the works required for CTEB to operate on a combined cycle basis, which will increase its installed capacity to 847 MW.

It should be noted that the measures adopted by the Argentine Government to contain COVID-19 propagation have affected the progress in the execution of the works mentioned above, deferring the original commercial operation term. The term for work execution might be affected again in the future due to the measures imposed in relation to the evolution of Argentina’s health situation due to the COVID-19 pandemic.

Energy supply agreements with CAMMESA in respect of both the open and closed cycles have been entered into, pursuant to Resolution SE No. 220/2007. The first agreement was executed on March 26, 2009 (expiring in April 27, 2022), and the second on March 26, 2013 for a term of 10 years from the commercial operation of the combined cycle.

The joint investment for the acquisition of CTEB amounted to US$ 282 million, which includes the final amount offered (cash) in the Tender Process, and the purchase price of certain amount of debt securities (“VRD”) issued under the supplemental agreement to the global financial and administration trust program for the execution of energy infrastructure projects – Series 1 – ENARSA (Barragán) “Contrato suplementario del programa global de fideicomisos financieros y de administración para la ejecución de obras de infraestructura energética -Serie 1- ENARSA (Barragán)” (the “Trust Agreement”). The price is subject to certain adjustments provided for in the terms and conditions of the Tender Process.

The acquisition of the goodwill of CTEB also includes the assignment of the Trust Agreement to CT Barragán, as trustor under the trust. The VDR debt under the Trust Agreement (excluding the VDR to be acquired by the CT Barragán) amounted to approximately US$ 229 million, which is expected to be repaid with cash flows from CTEB.

On June 26, 2019 the sale and transfer by IEASA of the goodwill of CTEB to CT Barragán was formally executed. Each shareholder made a capital contribution of US$ 100 million to CT Barragán, which also received a loan for US$ 170 million from a bank syndicate and a new schedule of payments and conditions of the CTEB existing trust. In both cases, without recourse to shareholders, except in the event of default of certain conditions.

CT Barragán entered into an agreement with Pampa and YPF EE for the provision of administration and management services to CTEB, which will be provided alternately by Pampa and YPF EE for 4-year terms. CT Barragán also entered into an agreement with YPF EE for the provision of monitoring services of the works for CTEB’s cycle closing.

The following table shows in detail the transferred consideration and the fair values of the acquired assets and the liabilities assumed by CT Barragán as of June 26, 2019, after considering the price adjustment for US$10 million:

Fair value as of the acquisition date
Fair value of identifiable assets and assumed liabilities:
Financial assets at fair value	682
Property, plant and equipment	20,330
Inventories	341
VRD	(9,760)

Total identifiable net assets / consideration	11,593

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

3. ACQUISITIONS AND DISPOSITIONS (cont.)

The fair value of property, plant and equipment and inventories was calculated mainly based on the depreciated replacement cost approach corresponding to the acquired assets. To such end, CT Barragán had the assistance of an external appraiser. Additionally, CT Barragán has estimated the value in use that expects to obtain from the assets to ascertain that the fair value is not higher than its recoverable value.

As a result of the process described above, CT Barragán has not identified separate intangible assets that must be recognized in relation to the business acquisition.

4. FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, and price risks), credit risk and liquidity risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

This section provides a description of the principal risks that could have a material adverse effect on the Group’s strategy in each operations center, performance, results of operations and financial condition. The risks facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

The sensitivity analysis of market risks included below are based on a change in one factor while holding all other factors constant. In practice this is unlikely to occur, and changes in some of the factors may be correlated, for example, changes in interest rate and changes in foreign currency rates.

This sensitivity analysis provides only a limited, point-in-time view. The actual impact on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

•	Market Risk management

The market risk to which the Group is exposed is the possibility that the valuation of the Group’s financial assets or financial liabilities as well as certain expected cash flows may be adversely affected by changes in exchange rates, interest rates or certain other price variables.

The following is a description of these risks as well as a detail of the extent to which the Group is exposed and a sensitivity analysis of possible changes in each of the relevant market variables.

Exchange Rate Risk

The value of financial assets and liabilities denominated in a currency different from the Company’s functional currency is subject to variations resulting from fluctuations in exchange rates. Since YPF’s functional currency is the dollar, the currency that generates the greatest exposure is the Peso (the Argentine legal currency).

Likewise, given the restrictions imposed by the BCRA on access to the foreign exchange market, particularly since the publication of Communication “A” 7,030 (see Note 35.g)), the Group has been reducing its portion of cash and cash equivalents in currencies other than the Argentine peso, and consequently, it may be affected in the event of exchange rate variations, which motivated an active strategy in the Group’s liquidity management and transactions with derivative financial instruments as a hedge, in compliance with the accounting policy defined in Note 2.b.17).

The following table provides a breakdown of the effect a variation of 10% in the prevailing exchange rates on the Group’s net income, mainly taking into consideration the exposure of financial assets and liabilities denominated in Pesos as of December 31, 2021:

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

4. FINANCIAL RISK MANAGEMENT (cont.)

	Appreciation (+) / depreciation (-) of exchange rate of Peso against dollar	Income (loss) for fiscal year ended December 31, 2021
Impact on net income before income tax corresponding to financial assets and liabilities	+10%	(2,235)
	-10%	2,235

During the fiscal year ended December 31, 2021, the exchange rate to convert pesos to dollars showed a 22% variation.

Interest Rate Risk

The Group is exposed to risks associated with fluctuations in interest rates on loans and investments. Changes in interest rates may affect the interest income or loss derived from financial assets and liabilities tied to a variable interest rate. Additionally, the fair value of financial assets and liabilities that accrue interests based on fixed interest rates may also be affected.

The table below provides information about the financial assets and liabilities as of December 31, 2021 that accrue interest considering the applicable rate:

	Financial Assets(1)	Financial Liabilities(2)
Fixed interest rate	60,948	713,791
Variable interest rate	190	43,424

Total (3)	61,138	757,215

(1)

Includes temporary investments, loans with related parties and trade receivables with interest-bearing payment agreements. It does not include the rest of the trade receivables that are mostly non-interest bearing.

(2)	Includes only financial loans. Does not include accounts payable, which mostly do not accrue interest, nor the leases liabilities.
(3)	Includes principal and interest.

The variable rate financial loans represent 6% of the total loans as of December 31, 2021, and include NO, pre-financing of exports, financing of imports and financial loans with local and international entities. The portion of the loan, which accrues variable interest, is mainly subject to the fluctuations in BADLAR, SOFR and LIBOR. Approximately 21,307 accrues interest of BADLAR plus a spread between 0.10% and 9.85%, 328 accrues interest of SOFR plus a spread of 5.75% and 19,286 accrues interest of LIBOR plus a spread between 0.88% and 8.75%.

Approximately 95% of the total of the financial loans of the Group is denominated in dollars and the remainder in pesos, as of December 31, 2021.

Financial assets mainly include, in addition to trade receivables, which have low exposure to interest rate risk, bank deposits, fixed-interest deposits and investments in mutual funds such as money market or short-term fixed interest rate instruments, Argentine Republic Bonds, Treasury Bills and Bonds, and NO.

The Group’s strategy to hedge interest rate risk is based on investing funds at a variable interest rate, which partially offset financial loans at a variable interest rate, as well as based on maintaining relatively low percentages of debt at a variable interest rate.

The Group does not usually use derivative financial instruments to hedge the risks associated with interest rates.

The table below shows the estimated impact on consolidated statement of comprehensive income that an increase or decrease of 100 basis points (“b.p.”) in the variable interest rates would have.

	Increase (+) /decrease (-) in the interest rates	Income (loss) for fiscal year
Impact on net income for the year	+100 b.p.	(312)
	-100 b.p.	312

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

4. FINANCIAL RISK MANAGEMENT (cont.)

Price Risks

The Group is exposed to the own price risk for investments in financial instruments classified as at fair value through profit or loss (public securities and mutual funds). The Group continuously monitors the change in these investments for significant movements. As of December 31, 2021, the Company was not significantly affected by the variation in the valuation of mutual funds and public securities. See Note 6 “Fair value measurements”.

As of December 31, 2021, the aggregate value of financial assets at fair value through profit or loss amounts to 40,221.

The following table shows the effect that a 10% variation in the prices of investments in financial instruments would have on the Group’s results as of December 31, 2021:

	Increase (+) /decrease (-) in the prices of investments in financial instruments	Income (loss) for the fiscal year ended December 31, 2021
Impact on net income before income tax	+10%	4,022
	-10%	(4,022)

The Group does not use derivative financial instruments to hedge the risks associated with the fluctuation of the price of commodities as well as the risk inherent to investments in public securities and mutual funds.

The Group’s pricing policy regarding the sale of fuels contemplates several factors such as international and local crude oil prices, refining differentials, processing and distribution costs, the prices of biofuels, the exchange rate fluctuations, local demand and supply, competition, inventories, export duties, local taxes and domestic margins for their products, among others.

Consequently, beyond the Group’s expectation of substantially maintaining domestic prices with reference to those in international markets, exposure to price risk will depend on other key factors (including, but not limited to, abrupt changes in the exchange rate, or in international prices or potential legal or regulatory limitations) that are also considered in the Group’s pricing policy, and which may therefore lead the Group to not be able to maintain such correlation. In 2021, crude oil deliveries were freely negotiated between producers and refiners or sellers.

•	Liquidity Risk management

Liquidity risk is associated with the possibility of a mismatch between the need of funds to meet short, medium or long-term obligations.

As mentioned in previous paragraphs, the Group intends to align the maturity profile of its financial debt to be related to its ability to generate enough cash to finance the projected expenditures for each year. As of December 31, 2021, the availability of liquidity reached 62,678, considering cash of 22,923 and other liquid financial assets of 39,755. Additionally, the Group has other investments freely available for 44,984 included in “Investment in financial assets” (see Note 14). Uncommitted bank credit lines together with the capital market constitute an important source of funding. Likewise, YPF has the ability to issue additional debt under the Negotiable Obligations Global Program and under the Frequent Issuer Program.

Based on the restrictions established by the BCRA for access to the exchange market, specifically since the publication of Communication “A” 7,106 that refers to maturities of principal amounts of offshore debts and the issuance of debt securities denominated in foreign currency scheduled between October 15, 2020 and March 31, 2021, all the provisions issued were fulfilled by the Group. See Notes 21 and 35.g).

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

4. FINANCIAL RISK MANAGEMENT (cont.)

Communication A” 7,416 issued by the BCRA and published in December 2021, extended the validity of Communication “A” 7,106 (see Note 35.g)), relating to repayments of principal corresponding to foreign financial debts and the issuance of debt securities denominated in foreign currency maturing from January 1, 2022 to June 30, 2022. YPF has 2 YPF principal maturities of international indebtedness in foreign currency, Class XIII and Class XXVIII NOs. However, the Company understands it is exempted from the obligation of filing the aforementioned refinancing plan considering the international debt swap reached in July 2020 and February 2021 (See Note 21) and the international financial loan obtained in January 2022 (See Note 39).

The following table sets forth the maturity dates of the Group’s financial liabilities as of December 2021:

	December 31, 2021
	Maturity date
	0 - 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years	Total
Financial liabilities
Lease liabilities	27,287	15,159	6,226	3,482	1,455	2,013	55,622
Loans	86,680	87,931	84,013	145,637	30,626	322,328	757,215
Other liabilities (1)	3,468	187	41	740	—	—	4,436
Accounts payable (1)	194,671	49	—	—	—	703	195,423

	312,106	103,326	90,280	149,859	32,081	325,044	1,012,696

(1)	Corresponds to the contractual, undiscounted cash flows associated to the financial liabilities given that they do not differ significantly from their face values.

Most of the Group’s loans contain usual covenants for contracts of this nature, which include financial covenants in respect of the Group’s leverage ratio and debt service coverage ratio, and events of defaults triggered by materially adverse judgements, among others. See Notes 16, 32 and 33.

Under the terms of the loan agreements and NO, if the Group breached a covenant or if it could not remedy it within the stipulated period, it would default, a situation that would limit its liquidity and, given that the majority of its loans contain cross default provisions, it could result in an early enforceability of its obligations.

The Group monitors compliance with covenants on a quaterly basis. As of December 31, 2021, the Group is in compliace with its covenants.

It should be noted that, under the terms and conditions of the loans that our subsidiary Metrogas has taken with Industrial and Commercial Bank of China Limited – Dubai Branch and Itaú Unibanco – Miami Branch, the debt service coverage ratio would not have been complied with, which could have accelerated the maturities of these financial liabilities. However, on December 31, 2021, the financial creditors formally accepted to waive Metrogas from complying with the contractual obligation related to such financial ratio, as of December 31, 2021.

•	Credit Risk management

Credit risk is defined as the possibility of a third party not complying with its contractual obligations, thus negatively affecting results of operations of the Group.

Credit risk in the Group is measured and controlled on an individual customer basis. The Group has its own systems to conduct a permanent evaluation of credit performance and the determination of risk limits of all of its debtors and to third parties, in line with best practices using for such end internal customer records and external data sources.

Financial instruments that potentially expose the Group to a credit concentration risk consist primarily of cash and cash equivalents, investment in financial assets, trade receivables and other receivables. The Group invests excess cash primarily in high liquid investments with financial institutions with a strong credit rating both in Argentina and abroad. In the normal course of business and based on ongoing credit evaluations to its customers, the Group provides credit to its customers and certain related parties.

Likewise, the Group accounts for doubtful trade losses in the statement of comprehensive income, based on specific information regarding its clients.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

4. FINANCIAL RISK MANAGEMENT (cont.)

Provisions for doubtful accounts are measured by the criteria mentioned in Note 2.b.18).

Moreover, the Group has recorded an impairment charge of accounts receivables related to Decree No. 1,053/2018. See Note 35.c.1).

The maximum exposure to credit risk of the Group of December 31, 2021 based on the type of its financial instruments and without excluding the amounts covered by guarantees and other arrangements mentioned below is set forth below:

Maximum exposure as of December 31, 2021
Cash and cash equivalents	62,678
Investment in financial assets	53,546
Other financial assets	181,122

Considering the maximum exposure to the risk based on the concentration of the counterparties, credit and investments with the National Government, direct agencies and companies with government participation, accounts for approximately 72,387 and represents approximately 31%, while the Group’s remaining debtors are diversified.

Following is the breakdown of the financial assets past due as of December 31, 2021:

	Current trade receivable	Other current receivables
Less than three months past due	22,910	620
Between three and six months past due	6,464	37
More than six months past due	19,181	848

	48,555	1,505

At such date, the provision for doubtful trade receivables amounted to 20,220 and the provisions for other doubtful receivables amounted to 1,434. These provisions are the Group’s best estimate of the losses incurred in relation with accounts receivables.

Guarantee Policy

As collateral of the credit limits granted to customers, the Group receives several types of guarantees from its customers. In the gas stations and distributors market, where generally long-term relationships with customers are established, mortgages prevail. For foreign customers, joint and several bonds from their parent companies prevail. In the industrial and transport market, bank guarantees prevail. To a lesser extent, the Group has also obtained other guarantees such as credit insurances, surety bonds, guarantee customer – supplier, and car pledges, among others.

The Group has effective guarantees granted by third parties for a total amount of 75,622, 38,302 and 42,026 as of December 31, 2021, 2020 and 2019, respectively.

During the fiscal years ended December 31, 2021, 2020 and 2019 the Group did not execute guarantees.

5. SEGMENT INFORMATION

The different segments in which the Group is organized take into consideration the different activities from which the Group obtains income and incurs expenses. The aforementioned organizational structure is based on the way in which the highest decision-making authority analyzes the main financial and operating magnitudes for making decisions about resource allocation and performance assessment also considering the Group’s business strategy.

•	Upstream

The Upstream segment carries out all activities relating to the exploration, development and production of oil and natural gas.

Revenue is generated from (i) the sale of produced crude oil to the Downstream segment and, marginally, from its sale to third parties; (ii) the sale of produced gas to the Gas and Power segment.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

5. SEGMENT INFORMATION (cont.)

•	Gas and Power

The Gas and Power segment generates revenues from the development of activities relating to: (i) transportation and commercialization of natural gas and LNG (until fiscal period ended June 30, 2020) to third parties and the Downstream segment; (ii) the commercial and technical operation of the LNG regasification terminal in Escobar, by hiring a regasification vessel, and (iii) natural gas distribution.

In addition to the proceeds derived from the sale of natural gas to third parties and the intersegment, which is then recognized as a purchase to the Upstream segment, and including Stimulus Plan for Natural Gas production in force (see Note 35.d)), Gas and Power segment accrues a fee in its favor with the Upstream segment to carry out such commercialization.

•	Downstream

The Downstream segment develops activities relating to: (i) crude oil refining and petrochemical production, (ii) commercialization of refined and petrochemical products obtained from such processes, (iii) logistics related to the transportation of crude oil to refineries and the transportation and distribution of refined and petrochemical products to be marketed in the different sales channels.

It obtains its income from the marketing mentioned in item (ii) above, which is developed through the Retail, Industry, Agro, LPG, Chemicals and Lubricants and Specialties businesses.

It incurs in all expenses relating to the aforementioned activities, including the purchase of crude oil from the Upstream segment and third parties and the natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power segment.

•	Central Administration and Others

It covers other activities, not falling into the aforementioned categories or constitutes other reporting business segments, mainly including corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate market prices.

Operating profit and assets for each segment have been determined after consolidation adjustments.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021, 2020 AND 2019

(Amounts expressed in millions of Argentine Pesos, except shares and per shares amounts expressed in Argentine Pesos, and as otherwise indicated)

5. SEGMENT INFORMATION (cont.)

	Upstream		Gas and Power	Downstream	Central Administration and Others	Consolidation Adjustments (1)	Total
For the year ended December 31, 2021
Revenues from sales	4,678		199,612	1,046,089	31,948	(10,997)	1,271,330
Revenues from intersegment sales	544,384		15,375	6,121	48,498	(614,378)	—

Revenues	549,062		214,987	1,052,210	80,446	(625,375)	1,271,330

Operating profit / (loss)	1,688		1,333	86,496	(18,625)	(12,722)	58,170
Income from equity interests in associates and joint ventures	—		12,738	14,239	—	—	26,977
Depreciation of property, plant and equipment	213,495	(3)	2,810	43,413	7,968	—	267,686
Impairment of property, plant and equipment and intangible assets, net (2)	11,258		—	—	—	—	11,258
Acquisition of property, plant and equipment	210,186		2,775	39,942	7,085	—	259,988
Assets	1,075,503		266,056	879,985	182,180	(13,656)	2,390,068
For the year ended December 31, 2020
Revenues from sales	2,419		122,254	536,714	14,108	(6,309)	669,186
Revenues from intersegment sales	289,421		8,060	3,349	28,787	(329,617)	—

Revenues	291,840		130,314	540,063	42,895	(335,926)	669,186

Operating (loss) / profit	(25,878)		(18,994)	4,839	(22,305)	3,941	(58,397)
Income from equity interests in associates and joint ventures	—		9,199	4,071	—	—	13,270
Depreciation of property, plant and equipment	128,132	(3)	1,858	34,295	7,167	—	171,452
(Recovery) / Impairment of property, plant and equipment and intangible assets, net (2)	(7,475)		527	—	97	—	(6,851)
Acquisition of property, plant and equipment	63,071		4,905	23,420	4,882	—	96,278
Assets	914,257		209,225	646,589	152,816	338	1,923,225
For the year ended December 31, 2019
Revenues from sales	2,046		131,055	531,724	19,743	(5,973)	678,595
Revenues from intersegment sales	286,585		8,697	3,447	27,502	(326,231)	—

Revenues	288,631		139,752	535,171	47,245	(332,204)	678,595

Operating (loss) / profit	(49,194)		2,944	40,653	(15,866)	451	(21,012)
Income from equity interests in associates and joint ventures	—		5,339	2,629	—	—	7,968
Depreciation of property, plant and equipment	119,821	(3)	1,378	20,805	3,890	—	145,894
Impairment of property, plant and equipment (2)	40,561		868	—	—	—	41,429
Acquisition of property, plant and equipment	136,589		6,170	22,455	7,630	—	172,844
Assets	742,850		199,357	508,026	129,331	(6,275)	1,573,289

(1)	Corresponds to the elimination among segments of the YPF Group.
(2)	See Notes 2.c), 7 and 8.
(3)	Includes depreciation of charges for impairment of property, plant and equipment.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

5. SEGMENT INFORMATION (cont.)

The distribution of revenues by geographic area, according to the markets for which they are intended, for the years ended on December 31, 2021, 2020 and 2019, and property, plant and equipment by geographic area as of December 31, 2021, 2020 and 2019 are as follows:

	Revenues			Property, plant and equipment
	2021	2020	2019	2021	2020	2019
Argentina	1,120,935	585,652	589,653	1,642,156	1,379,191	1,068,832
Mercosur and associated countries	60,243	26,834	36,154	103	336	179
Rest of the world	65,905	23,620	35,836	—	—	—
Europe	24,247	33,080	16,952	—	—	—

	1,271,330	669,186	678,595	1,642,259	1,379,527	1,069,011

Intangible assets are geographically located in Argentina.

As of December 31, 2021, no foreign client represents 10% or more of the Group’s revenue from its ordinary activities.

6. FINANCIAL INSTRUMENTS BY CATEGORY

The following tables show the financial assets and liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Other receivables” and “Accounts payable” contain both financial instruments and non-financial assets and liabilities (such as tax receivables, and receivables and payables in kind, among other) reconciliation is presented in the columns headed “Non-financial assets” and “Non-financial Liabilities”.

Financial Assets

	2021
	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss	Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (1)	22,635	—	22,635	61,790	84,425
Trade receivables (2)	158,487	—	158,487	—	158,487
Investment in financial assets	43,514	10,032	53,546	—	53,546
Cash and cash equivalents	32,489	30,189	62,678	—	62,678

	257,125	40,221	297,346	61,790	359,136

	2020
	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss		Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (1)	15,391	—		15,391	35,029	50,420
Trade receivables (2)	136,057	—		136,057	—	136,057
Investment in financial assets	19,052	9,882	(3)	28,934	—	28,934
Cash and cash equivalents	20,032	34,586		54,618	—	54,618

	190,532	44,468		235,000	35,029	270,029

	2019
	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss	Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (1)	19,078	—	19,078	29,892	48,970
Trade receivables (2)	139,982	—	139,982	—	139,982
Investment in financial assets	—	8,370	8,370	—	8,370
Cash and cash equivalents	59,062	7,038	66,100	—	66,100

	218,122	15,408	233,530	29,892	263,422

(1)	Does not include the provision for other doubtful receivables.
(2)	Does not include the provision for doubtful trade receivables.
(3)	Granted guarantees for contractual commitments with Exmar. See Notes 34.d) and 34.e).

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

6. FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

Financial Liabilities

	2021
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	55,622	—	55,622	—	55,622
Loans	757,215	—	757,215	—	757,215
Other liabilities	4,436	—	4,436	—	4,436
Accounts payable	195,423	—	195,423	7,016	202,439

	1,012,696	—	1,012,696	7,016	1,019,712

	2020
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	46,270	—	46,270	—	46,270
Loans	678,306	—	678,306	—	678,306
Other liabilities	12,023	—	12,023	—	12,023
Accounts payable	139,219	—	139,219	5,874	145,093

	875,818	—	875,818	5,874	881,692

	2019
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	61,780	—	61,780	—	61,780
Loans	526,760	—	526,760	—	526,760
Other liabilities	2,013	—	2,013	—	2,013
Accounts payable	149,880	—	149,880	1,180	151,060

	740,433	—	740,433	1,180	741,613

Gains and losses on financial and non-financial instruments are allocated to the following categories:

	2021
	Financial and non financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	16,880	—	16,880
Interest loss	(71,870)	—	(71,870)
Net financial accretion	(13,628)	—	(13,628)
Net exchange differences	23,012	—	23,012
Fair value loss on financial assets at fair value through profit or loss	—	10,869	10,869
Result from derivative financial instruments	—	(1,048)	(1,048)
Results from transactions with financial assets	—	—	—
Result from financial instruments exchange	—	—	—
Result from debt exchange (2)	1,855	—	1,855
Result from net monetary position	12,384	—	12,384

	(31,367)	9,821	(21,546)

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

6. FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

	2020
	Financial and non financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	7,363	—	7,363
Interest loss	(65,821)	—	(65,821)
Net financial accretion	(8,794)	—	(8,794)
Net exchange differences	36,102	—	36,102
Fair value loss on financial assets at fair value through profit or loss	—	3,862	3,862
Result from derivative financial instruments	—	(860)	(860)
Results from transactions with financial assets	—	9,786	9,786
Result from financial instruments exchange (1)	—	1,330	1,330
Result from debt exchange (2)	(2,097)	—	(2,097)
Result from net monetary position	7,828	—	7,828

	(25,419)	14,118	(11,301)

	2019
	Financial and non financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	7,665	—	7,665
Interest loss	(48,136)	—	(48,136)
Net financial accretion	(5,592)	—	(5,592)
Net exchange differences	47,935	—	47,935
Fair value loss on financial assets at fair value through profit or loss	—	(1,449)	(1,449)
Result from derivative financial instruments	—	(293)	(293)
Results from transactions with financial assets	—	—	—
Result from financial instruments exchange	—	—	—
Result from debt exchange	—	—	—
Result from net monetary position	5,904	—	5,904

	7,776	(1,742)	6,034

(1)	See Note 6 “Public securities and public debt restructuring”.
(2)	See Note 21.

Fair value measurements

IFRS 13 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, independent parties in an arm’s length transaction. All financial instruments recognized at fair value (including loans whose fair value is disclosed in Note 6 “Fair value of financial assets and financial liabilities measured at amortized cost”) are assigned to one of the valuation hierarchy levels specified under IFRS 13. This valuation hierarchy comprises 3 levels.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the end of the period. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. Financial instruments assigned by the Group to this level comprise investments in listed mutual funds and public securities.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The Group has not valued financial instruments under this category.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data is available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has not valued financial instruments under this category.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

6. FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

The tables below show the Group’s financial assets measured at fair value as of December 31, 2021, 2020 and 2019 and their allocation to their fair value levels.

	2021
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	10,032	—	—	10,032

	10,032	—	—	10,032

Cash and cash equivalents:
- Mutual funds	30,189	—	—	30,189

	30,189	—	—	30,189

	40,221	—	—	40,221

	2020
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1) (2)
- Public securities	9,882	—	—	9,882

	9,882	—	—	9,882

Cash and cash equivalents:
- Mutual funds	34,586	—	—	34,586

	34,586	—	—	34,586

	44,468	—	—	44,468

	2019
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	8,370	—	—	8,370

	8,370	—	—	8,370

Cash and cash equivalents:
- Mutual funds	7,038	—	—	7,038

	7,038	—	—	7,038

	15,408	—	—	15,408

(1)	See Note 14.
(2)	Granted guarantees for contractual commitments with Exmar. See Notes 34.d) and 34.e).

The Group has no financial liabilities measured at fair value through profit or loss.

Public securities and public debt restructuring

On April 6, 2020, Decree No. 346/2020 was published in the BO, which deferred payments of interest services and capital of national public debt instrumented by dollar-denominated securities governed by Argentine law until December 31, 2020, or until such previous date established by the Ministry of Economy considering the degree of progress and execution of the public debt sustainability restoration process. This included the BONAR 2020. Among the exceptions established by such Decree are the “Natural Gas Program Bonds” issued through Joint Resolution No. 21/2019 of the Secretariat of Finance and Secretariat of Treasury, of which the Group is a creditor, which are valued at amortized cost (see Note 36). Later, on July 17, 2020, the Ministry of Economy informed through a press release that it had submitted to the Argentine Congress a Bill to restore the sustainability of the external public debt instrumented by US-denominated securities governed by argentine law.

Additionally, on April 22, 2020, the Argentine Government announced a proposal for restructuring public securities governed by foreign law under Decree No. 391/2020, which included BONAR 2021. On the same date, the Argentine Government failed to pay interest due on certain global bonds, among which were BONAR 2021. On May 6, 2020, the Group adhered to the restructuring proposal. Later, on July 6, 2020 and pursuant to Decree No. 582/2020, the Argentine Government filed an amendment to the terms and conditions established in Decree No. 391/2020.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

6. FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

On August 4, 2020, the Argentine Government reached an agreement with the representatives of the Ad Hoc Group of Argentine Bondholders, Argentina’s Creditors Committee and the Exchange Bondholder Group and other holders. On August 18, 2020, the Argentine Government issued Decree No. 676/2020, amending the terms and conditions of the proposal in order to reflect the improvements agreed with the creditors holding foreign law-goverened bonds.

On August 31, 2020, the Argentine Government informed the results of the restructuring of the Public Securities issued under foreign law, announcing it had obtained the required consents to exchange and/or modify 99.01% of the total outstanding principal amount of all the series of eligible bonds issued under the 2005 and 2016 indenture.

As a result of this deal, YPF exchanged its BONAR 2020 and BONAR 2021 for new Bonds 2029 and 2030, which are valued at fair value with changes in results, and recorded a gain of 1,330 (see Note 28).

Fair value estimates

In fiscal year ended December 31, 2021, changes in commercial and economic circumstances did not significantly affect the fair value of the Group’s financial assets and liabilities, whether measured at fair value or amortized cost.

The Group’s policy is to acknowledge transfers among the several categories of valuation hierarchies when occurred, or when there are changes in the prevailing circumstances requiring such transfer. During the years ended December 31, 2021, 2020 and 2019, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the other financial loans remaining, amounted to 562,653, 560,267 and 476,750 as of December 31, 2021, 2020 and 2019, respectively.

The fair value of other receivables, trade receivables, investment in financial assets, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their book value.

7. INTANGIBLE ASSETS

	2021	2020	2019
Net book value of intangible assets	47,474	41,245	37,608
Provision for impairment of intangible assets	(4,460)	(2,126)	(429)

	43,014	39,119	37,179

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

7. INTANGIBLE ASSETS (cont.)

The evolution of the Group’s intangible assets for the years ended December 31, 2021, 2020 and 2019 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	31,702	6,907	14,722	53,331
Accumulated amortization	20,110	—	12,819	32,929

Balance as of December 31, 2018	11,592	6,907	1,903	20,402

Cost
Increases	1,271	4,171 (2)	705	6,147
Translation effect	18,969	5,680	7,862	32,511
Adjustment for inflation (1)	—	—	833	833
Decreases, reclassifications and other movements	(6)	(103)	181	72
Accumulated amortization
Increases	1,848	—	526	2,374
Translation effect	12,332	—	7,475	19,807
Adjustment for inflation (1)	—	—	199	199
Decreases, reclassifications and other movements	—	—	(23)	(23)
Cost	51,936	16,655	24,303	92,894
Accumulated amortization	34,290	—	20,996	55,286

Balance as of December 31, 2019	17,646	16,655	3,307	37,608

Cost
Increases	1,049	715	870	2,634
Translation effect	21,213	6,528	8,768	36,509
Adjustment for inflation (1)	—	—	1,070	1,070
Decreases, reclassifications and other movements	(1)	(10,462)	319	(10,144)
Accumulated amortization
Increases	2,659	—	769	3,428
Translation effect	14,395	—	8,358	22,753
Adjustment for inflation (1)	—	—	251	251
Decreases, reclassifications and other movements	—	—	—	—
Cost	74,197	13,436	35,330	122,963
Accumulated amortization	51,344	—	30,374	81,718

Balance as of December 31, 2020	22,853	13,436	4,956	41,245

Cost
Increases	2,380	34	694	3,108
Translation effect	16,547	2,739	7,495	26,781
Adjustment for inflation (1)	—	—	2,028	2,028
Decreases, reclassifications and other movements	—	(2,199)	158	(2,041)
Accumulated amortization
Increases	3,485	—	1,348	4,833
Translation effect	11,623	—	6,718	18,341
Adjustment for inflation (1)	—	—	473	473
Decreases, reclassifications and other movements	—	—	—	—
Cost	93,124	14,010	45,705	152,839
Accumulated amortization	66,452	—	38,913	105,365

Balance as of December 31, 2021	26,672	14,010	6,792	47,474

(1)	Corresponds to adjustment for inflation of opening balances of intangible assets in subsidiaries with the Peso as functional currency which was charged to other comprehensive income.
(2)	See Note 34.b).

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

7. INTANGIBLE ASSETS (cont.)

Set forth below is the evolution of the provision for impairment of intangible assets for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
Amount at beginning of year	2,126	429	—
Increase charged to profit or loss	1,482	1,399	429
Transfers and other movements	—	—	—
Adjustment for inflation (1)	—	152	—
Translation differences	852	146	—

Amount at end of year	4,460	2,126	429

(1)

Corresponds to adjustment for inflation of opening balances of the provision for impairment of intangible assets in subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

8. PROPERTY, PLANT AND EQUIPMENT

	2021	2020	2019
Net book value of property, plant and equipment	1,721,628	1,456,148	1,156,950
Provision for obsolescence of materials and equipment	(12,576)	(11,267)	(6,610)
Provision for impairment of property, plant and equipment	(66,793)	(65,354)	(81,329)

	1,642,259	1,379,527	1,069,011

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

8. PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the years ended December 31, 2021, 2020 and 2019 are as follows:

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress		Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	48,047	1,604,868		280,451	16,162	34,990	124,381	7,972		24,717	40,998	24,168	31,637	2,238,391
Accumulated depreciation	22,114	1,231,930		152,295	10,579	—	—	—		20,707	25,697	12,508	22,458	1,498,288

Balance as of December 31, 2018	25,933	372,938	(1)	128,156	5,583	34,990	124,381	7,972		4,010	15,301	11,660	9,179	740,103

Cost
Increases	46	1,980	(4)	4,676	83	43,089	114,878	6,532		106	—	865	589	172,844	(6)
Translation effect	24,838	967,212		171,788	8,723	21,044	70,818	5,014		14,289	25,116	—	13,581	1,322,423
Adjustment for inflation (5)	3,382	—		—	716	920	1,326	—		828	—	13,010	4,793	24,975
Decreases, reclassifications and other movements	880	114,493		15,715	1,358	(37,620)	(116,818)	(8,132)		1,077	4,021	6,600	(3,894)	(22,320	)(3)
Accumulated depreciation
Increases	1,260	137,017	(4)	16,092	1,345	—	—	—		2,536	2,765	989	1,325	163,329
Translation effect	11,444	758,928		93,611	5,917	—	—	—		11,935	15,822	—	9,862	907,519
Adjustment for inflation (5)	1,726	—		—	486	—	—	—		773	—	6,733	3,270	12,988
Decreases, reclassifications and other movements	9	(2,287)		(33)	(376)	—	—	—		(834)	(13)	3,647	(2,874)	(2,761	)(3)
Cost	77,193	2,688,553		472,630	27,042	62,423	194,585	11,386		41,017	70,135	44,643	46,706	3,736,313
Accumulated depreciation	36,553	2,125,588		261,965	17,951	—	—	—		35,117	44,271	23,877	34,041	2,579,363

Balance as of December 31, 2019	40,640	562,965	(1)	210,665	9,091	62,423	194,585	11,386	(2)	5,900	25,864	20,766	12,665	1,156,950

Cost
Increases	62	(13,412	)(4)	1,724	119	33,422	72,162	152		121	—	1,587	341	96,278	(6)
Translation effect	27,498	1,110,354		194,960	10,051	24,712	61,134	2,605		17,133	30,261	—	14,969	1,493,677
Adjustment for inflation (5)	3,600	—		—	902	421	2,575	—		537	—	16,134	3,416	27,585
Decreases, reclassifications and other movements	(589)	93,720		13,872	205	(31,252)	(106,547)	(10,245)		3,997	6,023	1,735	(516)	(29,597	)(3)(7)(8)
Accumulated depreciation
Increases	2,054	171,786	(4)	27,195	1,679	—	—	—		4,092	4,493	1,287	1,727	214,313
Translation effect	13,013	896,732		111,376	6,905	—	—	—		14,394	18,791	—	11,135	1,072,346
Adjustment for inflation (5)	1,801	—		—	524	—	—	—		489	—	8,629	2,497	13,940
Decreases, reclassifications and other movements	(1,647)	(8,915)		—	(360)	—	—	—		(117)	(25)	(221)	(569)	(11,854	)(3)(7)(8)
Cost	107,764	3,879,215		683,186	38,319	89,726	223,909	3,898		62,805	106,419	64,099	64,916	5,324,256
Accumulated depreciation	51,774	3,185,191		400,536	26,699	—	—	—		53,975	67,530	33,572	48,831	3,868,108

Balance as of December 31, 2020	55,990	694,024	(1)	282,650	11,620	89,726	223,909	3,898	(2)	8,830	38,889	30,527	16,085	1,456,148

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

8. PROPERTY, PLANT AND EQUIPMENT (cont.)

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress		Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	107,764	3,879,215		683,186	38,319	89,726	223,909	3,898		62,805	106,419	64,099	64,916	5,324,256
Accumulated depreciation	51,774	3,185,191		400,536	26,699	—	—	—		53,975	67,530	33,572	48,831	3,868,108

Balance as of December 31, 2020	55,990	694,024	(1)	282,650	11,620	89,726	223,909	3,898		8,830	38,889	30,527	16,085	1,456,148

Cost
Increases	522	3,896	(4)	4,548	589	61,152	186,030	2,092		91	—	—	1,068	259,988	(6)
Translation effect	21,309	867,307		153,012	7,842	16,918	46,760	702		13,923	24,027	—	11,391	1,163,191
Adjustment for inflation (5)	6,839	—		—	1,734	749	5,093	—		1,049	—	32,652	6,712	54,828
Decreases, reclassifications and other movements	1,533	150,411	(9)	13,746	1,813	(60,031)	(172,436)	(2,464)		4,848	5,026	5,360	4,539	(47,655	)(3)
Accumulated depreciation
Increases	2,526	234,245	(4)	33,888	2,163	—	—	—		5,206	6,331	1,931	2,670	288,960
Translation effect	10,021	722,567		91,187	5,487	—	—	—		11,898	15,415	—	8,731	865,306
Adjustment for inflation (5)	3,545	—		—	1,121	—	—	—		961	—	17,102	5,118	27,847
Decreases, reclassifications and other movements	(541)	(14,973	)(9)	(127)	(851)	—	—	—		18	(42)	(561)	(164)	(17,241	)(3)
Cost	137,967	4,900,829		854,492	50,297	108,514	289,356	4,228		82,716	135,472	102,111	88,626	6,754,608
Accumulated depreciation	67,325	4,127,030		525,484	34,619	—	—	—		72,058	89,234	52,044	65,186	5,032,980

Balance as of December 31, 2021	70,642	773,799	(1)	329,008	15,678	108,514	289,356	4,228	(2)	10,658	46,238	50,067	23,440	1,721,628

(1)	Includes 36,541, 34,801 and 22,343 of mineral property as of December 31, 2021, 2020 and 2019, respectively.
(2)

As of December 31, 2021, there are 19 exploratory wells in progress. During the year ended on such date, 15 wells were started, 5 wells were charged to exploratory expense and 1 well was transferred to properties with proven reserves in the mining property, wells and related equipment account.

(3)	Includes 134, 1,256 and 48 of net book value charged to property, plant and equipment provisions for the years ended December 31, 2021, 2020 and 2019, respectively.
(4)

Includes 3,349, (13,918) and 1,172 corresponding to hydrocarbon wells abandonment costs and 3, 12,492 and 4,664 of depreciation recovery for the years ended December 31, 2021, 2020 and 2019, respectively.

(5)	Corresponds to adjustments for inflation of opening balances of property, plant and equipment of subsidiaries with the Peso as functional currency which was charged to other comprehensive income.
(6)

Includes 1,003, 599 and 2,109 corresponding to short-term leases as of December 31, 2021, 2020 and 2019, respectively; includes 658, 1,669 and 1,228 corresponding to the variable charge of leases related to the underlying asset performance/use as of December 31, 2021, 2020 and 2019, respectively. Additionally, it includes 4,166, 3,789 and 2,021 corresponding to the depreciation capitalization of right-of-use assets as of December 31, 2021, 2020 and 2019 (see Note 9); and 1,020, 967 and 311 corresponding to capitalization of the financial accretion of the lease liability as of December 31, 2021, 2020 and 2019, respectively (see Note 20).

(7)	Includes 2,027 and 204 of cost and accumulated depreciation, respectively, corresponding to the disposal of the 11% interest of Bandurria Sur area. See Note 34.b).
(8)	Includes 2,715 and 2,221 of cost and accumulated depreciation, respectively, corresponding to the reclassification of assets held for disposal.
(9)	Includes 14,559 of cost and accumulated depreciation corresponding to the reversal of Loma de La Mina area. See Note 34.a).

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

8. PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial borrowing cost as a part of the cost of the assets. For the fiscal year ended December 31, 2021, 2020 and 2019, the rate of capitalization has been 8.47%, 9.70% and 10.33%, respectively, and the amount capitalized amounted to 1,080, 867 and 949, respectively, for the years mentioned above.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
Amount at beginning of year	11,267	6,610	3,955
Increases charged to profit or loss	593	1,977	410
Decreases charged to profit or loss	(1,676)	(1)	(22)
Applications due to utilization	(98)	(6)	(48)
Translation differences	2,485	2,687	2,315
Adjustment for inflation (1)	5	—	—

Amount at end of year	12,576	11,267	6,610

(1)

Corresponds to adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment in subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

Set forth below is the evolution of the provision for impairment of property, plant and equipment for 2021, 2020 and 2019:

	2021	2020	2019
Amount at beginning of year	65,354	81,329	37,061
Increases charged to profit or loss (1)	9,776	57,920	41,429
Decreases charged to profit or loss (1)	—	(66,170)	—
Applications due to utilization	(36)	(1,250)	—
Depreciation (2)	(21,274)	(42,861)	(17,435)
Translation differences	12,820	36,386	20,274
Adjustment for inflation (3)	236	—	—
Transfers and other movements	(83)	—	—

Amount at end of year	66,793	65,354	81,329

(1)	See Note 2.c).
(2)	Included in “Depreciation of property, plant and equipment” in Note 26.
(3)

Corresponds to adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment in subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

Set forth below is the cost evolution for the exploratory wells in evaluation stage as of the years ended on December 31, 2021, 2020 and 2019:

	2021	2020	2019
Amount at beginning of year	2,536	8,456	4,067
Additions pending the determination of proved reserves	601	86	5,229
Decreases charged to exploration expenses	—	(1,174)	(1,036)
Reclassifications to mineral property, wells and related equipment with proved reserves	(1,533)	(6,760)	(2,716)
Translation difference	389	1,928	2,912

Amount at end of year	1,993	2,536	8,456

The following table shows the cost for exploratory wells under assessment for a period greater than a year and the number of projects related as of December 31, 2021.

	Amount	Number of projects	Number of wells
Between 1 and 5 years	1,399	1	1

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

9. RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets as of December 31, 2021, 2020 and 2019 is as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment		Gas stations	Transportation equipment	Total
Balances for initial application of IFRS 16	450	6,732	8,612		3,356	3,909	23,059

Cost
Increases	266	13,129	19,429		163	6,792	39,779
Translation differences	310	4,587	6,189		1,687	2,545	15,318
Adjustment for inflation (2)	—	—	—		275	—	275
Decreases, reclassifications and other movements	—	(1,162)	(1,264)		(58)	(64)	(2,548)
Accumulated depreciation
Increases	208	6,051	3,174		667	2,430	12,530 (1)
Translation differences	45	1,138	850		117	619	2,769
Decreases, reclassifications and other movements	—	(507)	(283)		(7)	(10)	(807)
Cost	1,026	23,286	32,966		5,423	13,182	75,883
Accumulated depreciation	253	6,682	3,741		777	3,039	14,492

Balance as of December 31, 2019	773	16,604	29,225		4,646	10,143	61,391

Cost
Increases	11	4,116	4,781		97	2,416	11,421
Translation differences	396	9,187	11,275		1,863	5,374	28,095
Adjustment for inflation (2)	7	—	—		321	—	328
Decreases, reclassifications and other movements	(90)	(9,212)	(23,984	)(3)	—	(1,771)	(35,057)
Accumulated depreciation
Increases	325	7,315	6,336		973	6,713	21,662 (1)
Translation differences	155	3,675	2,497		380	2,525	9,232
Adjustment for inflation (2)	5	—	—		68	—	73
Decreases, reclassifications and other movements	(10)	(5,260)	(2,833	)(3)	—	(767)	(8,870)
Cost	1,350	27,377	25,038		7,704	19,201	80,670
Accumulated depreciation	728	12,412	9,741		2,198	11,510	36,589

Balance as of December 31, 2020	622	14,965	15,297		5,506	7,691	44,081

Cost
Increases	1,734	3,843	2,702		1,098	18,368	27,745
Translation differences	295	6,101	5,509		1,391	4,414	17,710
Adjustment for inflation (2)	18	—	—		614	—	632
Decreases, reclassifications and other movements	—	(1,213)	(4,441)		(531)	(10,625)	(16,810)
Accumulated depreciation
Increases	208	7,720	6,400		1,089	7,949	23,366 (1)
Translation differences	172	3,288	2,611		425	2,514	9,010
Adjustment for inflation (2)	17	—	—		256	—	273
Decreases, reclassifications and other movements	—	(707)	(1,930)		(230)	(9,684)	(12,551)
Cost	3,397	36,108	28,808		10,276	31,358	109,947
Accumulated depreciation	1,125	22,713	16,822		3,738	12,289	56,687

Balance as of December 31, 2021	2,272	13,395	11,986		6,538	19,069	53,260

(1)

Includes 19,200, 17,873 and 10,509 that were charged to “Depreciation of right-of-use assets” in the comprehensive statement of income for the years ended December 31, 2021, 2020 and 2019, respectively, (see Note 26), and includes 4,166, 3,789 and 2,021 that were capitalized in the item “Property, plant and equipment” in the statement of financial position (see Note 8).

(2)	Corresponds to adjustment for inflation of opening balances of right-of-use assets of subsidiaries with the Peso as functional currency which was charged to other comprehensive income.
(3)	Includes (21,103) and (2,110) of cost and acumulated depreciation, respectively, for a decrease in liquefaction barge with Exmar. See Note 34.d).

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level as of December 31, 2021, 2020 and 2019:

	2021	2020	2019
Amount of investments in associates	16,450	9,938	6,419
Amount of investments in joint ventures	140,475	97,186	61,183
Provision for impairment of investments in associates and joint ventures	—	(12)	(12)

	156,925	107,112	67,590

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The main movements during the years ended December 31, 2021, 2020 and 2019, which affected the value of the aforementioned investments, correspond to:

	2021	2020	2019
Amount at the beginning of year	107,112	67,590	32,686
Acquisitions and contributions	—	—	4,826
Income on investments in associates and joint ventures	26,977	13,270	7,968
Translation differences	24,801	26,458	20,673
Distributed dividends	(5,499)	(2,717)	(811)
Adjustment for inflation (1)	3,534	2,511	1,510
Capitalization in associates and joint ventures	—	—	738

Amount at the end of year	156,925	107,112	67,590

(1)	Corresponds to adjustment for inflation of opening balances of associates and joint ventures with the Peso as functional currency which was charged to other comprehensive income.

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method therein, for the years ended December 31, 2021, 2020 and 2019. The Group has adjusted, if applicable, the values reported by these companies to adapt them to the accounting criteria used by the Group for the calculation of the equity method value in the aforementioned dates:

	Associates			Joint ventures
	2021	2020	2019	2021	2020	2019
Net income	4,068	1,618	2,032	22,909	11,652	5,936
Other comprehensive income	3,434	2,844	1,764	24,901	26,125	20,419

Comprehensive income for the year	7,502	4,462	3,796	47,810	37,777	26,355

The Group does not have investments in subsidiaries with significant non-controlling interests. Likewise, the Group does not have investments in associates and joint ventures that are significant, with the exception of the investment in YPF EE.

The management information corresponding to YPF EE’s assets and liabilities as of December 31, 2021, 2020 and 2019, as well as the net profit as of such dates are detailed below:

	2021 (1)	2020 (1)	2019 (1)
Non-current assets	183,767	148,384	96,219
Current assets	24,849	30,659	26,622

Total assets	208,616	179,043	122,841

Non-current liabilities	80,626	70,190	57,799
Current liabilities	33,211	38,059	19,503

Total liabilities	113,837	108,249	77,302

Total shareholders’ equity	94,779	70,794	45,539

	2021 (1)	2020 (1)	2019 (1)
Revenues	42,023	21,416	16,114
Costs	(20,077)	(10,013)	(7,706)

Gross profit	21,946	11,403	8,408

Operating profit	21,364	11,366	7,796
Income from equity interests in associates and joint ventures	(250)	356	778
Net financial results	(6,747)	(2,015)	(1,989)

Net profit before income tax	14,367	9,707	6,585

Income tax	(8,049)	(3,797)	(2,359)

Net profit	6,318	5,910	4,226

(1)

On this information, accounting adjustments have been made for the calculation of equity interest and results of YPF EE. The equity and adjusted results do not differ significantly from the YPF EE financial information disclosed here.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The following table shows information of the subsidiaries:

					Information of the Issuer
	Description of the Securities						Last available financial statements
Name and Issuer	Class	Face Value		Amount	Main Business	Registered Address	Date	Capital stock	Net profit / (loss)	Equity	Holding in Capital Stock
Subsidiaries: (7)
YPF Internacional (6)	Common	Bs.	100	66,897	Investment	La Plata 19 Street, Santa Cruz de la Sierra, Bolivia	12/31/2021	240	(10)	123	100.00%
YPF Holdings (6)	Common	US$	0.1	810,513	Investment and finance	10333 Richmond Avenue I, Suite 1050, TX, United States	12/31/2021	83,175	(12)	(22,075)	100.00%
OPESSA	Common		$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	12/31/2021	164	(329)	7,236	99.99%
AESA	Common		$1	11,714,952,101	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	12/31/2021	11,715	1,911	14,210	100.00%
Metrogas	Common		$1	398,419,700	Providing the public service of natural gas distribution	Gregorio Aráoz de Lamadrid 1360, Buenos Aires, Argentina	12/31/2021	569	(4,369)	17,347	70.00%
YPF Chile (6)	Common		— —	115,058,933	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322; Módulo B1, Qilicura, Santiago, Chile	12/31/2021	4,686	427	3,998	100.00%
YTEC	Common		$1	234,291,000	Investigation, development, production and marketing of technologies, knowledge, goods and services	Macacha Güemes 515, Buenos Aires, Argentina	12/31/2021	459	410	5,989	51.00%

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The following table shows the investments in associates and joint ventures:

	2021													2020
						Information of the Issuer
	Description of the Securities							Last available financial statements
Name and Issuer	Class	Face Value	Amount	Book value (2)	Cost (1)	Main Business	Registered Address	Date	Capital stock	Net profit / (loss)	Equity	Holding in Capital Stock		Book Value (2)
Joint Ventures: (5)
YPF EE (6)	Common	$1	2,810,302,500	71,685	1,085	Exploration, exploitation, industrialization and marketing of hydrocarbons and generation, transport and marketing of electric energy	Macacha Güemes 515, Buenos Aires, Argentina	12/31/2021	3,747	6,318	94,779	75.00%		53,609
MEGA (6)	Common	$1	244,246,140	11,348	—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, 10th floor, Buenos Aires, Argentina	9/30/2021	643	6,492	28,958	38.00%		7,733
Profertil (6)	Common	$1	391,291,500	28,358	—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, 3rd floor, Buenos Aires, Argentina	9/30/2021	783	5,461	46,563	50.00%		16,951
Refinor	Common	$1	45,803,500	3,237	—	Refining	Maipú 1, 2nd floor, Buenos Aires, Argentina	9/30/2021	92	(554)	6,355	50.00%		2,220
OLCLP (6)	Common	$1	738,139,164	1,657	738	Construction and exploitation of a pipeline, oil transport and storage, import, export, purchase and sale of raw materials, industrial equipment and machinery	Macacha Güemes 515, Buenos Aires, Argentina	12/31/2021	868	851	2,363	85.00%		1,143
CT Barragán (6)	Common	$1	4,279,033,952	23,307	4,348	Production and generation of electric energy	Maipú 1, Buenos Aires, Argentina	12/31/2021	8,558	9,417	46,659	50.00%		14,981

				139,592	6,171									96,637

Associates:
Oldelval (6)	Common	$10	4,072,749	4,856	—	Oil transportation by pipeline	Florida 1, 10th floor, Buenos Aires, Argentina	9/30/2021	110	1,256	14,175	37.00%		2,998
Termap	Common	$10	476,034	2,464	—	Oil storage and shipment	Av. Leandro N. Alem 1180, 11th floor, Buenos Aires, Argentina	9/30/2021	14	188	5,539	33.15%		1,295
Oiltanking (6)	Common	$10	351,167	1,931	—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina	12/31/2021	12	1,796	6,720	30.00%		1,145
CDS (6)	Common	$0.01	11,870,716,511	2,788	—	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, 16th floor, Buenos Aires, Argentina	12/31/2021	1,158	(1,328)	27,239	10.25	%(4)	2,079
YPF Gas	Common	$1	59,821,434	3,079	—	Gas fractionation, bottling, distribution and transport for industrial and/or residential use	Macacha Güemes 515, Buenos Aires, Argentina	9/30/2021	176	1,268	9,648	33.99%		1,655
Other companies:
Other (3)	—	—	—	2,215	161	—	—	—	—	—	—	0.00%		1,315

				17,333	161									10,487

				156,925	6,332									107,124

(1)	Corresponds to cost and contributions, net of dividends collected and capital reductions.
(2)	Corresponds to holding in shareholders’ equity plus adjustments to conform to YPF accounting principles.
(3)	Includes GPA, OTC, OTA, Bizoy S.A., Bioceres S.A. and Petrofaro S.A.
(4)	Additionally, the Group has a 22.49% indirect holding in capital stock through YPF EE.
(5)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(6)	The dollar has been defined as the functional currency of this company.
(7)	Additionally, consolidates YPF Services USA Corp., YPF Brasil, Wokler Investment S.A., YPF Colombia S.A.S., Miwen S.A., Eleran, Lestery S.A., YPF Perú, YPF Ventures and Metroenergía.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

11. INVENTORIES

	2021		2020		2019
Refined products	105,123		59,971		50,563
Crude oil and natural gas	37,521		33,066		24,756
Products in process	3,500		1,966		2,259
Raw materials, packaging materials and others	7,783		5,134		2,901

	153,927	(1)	100,137	(1)	80,479	(1)

(1)	As of December 31, 2021, 2020 and 2019, the cost of inventories does not exceed their net realizable value.

12. OTHER RECEIVABLES

	2021		2020		2019
	Non-current	Current	Non-current	Current	Non-current	Current
Receivables from services and sales of other assets	2,091	1,950	548	2,330	455	2,706
Tax credit and export rebates	15,263	14,616	9,283	10,060	6,896	6,076
Loans to third parties and balances with related parties (1)	975	1,617	814	997	2,435	3,288
Collateral deposits	2	3,509	2,062	2,152	2	640
Prepaid expenses	933	9,000	740	3,503	603	2,370
Advances and loans to employees	71	411	17	263	29	596
Advances to suppliers and custom agents (2)	—	15,377	—	8,525	—	10,896
Receivables with partners in JO	1,059	14,542	2,334	4,143	2,248	7,932
Insurance receivables	—	148	—	1,133	—	498
Miscellaneous	707	2,154	177	1,339	45	1,255

	21,101	63,324	15,975	34,445	12,713	36,257
Provision for other doubtful receivables	(1,552)	(65)	(1,318)	(76)	(924)	(65)

	19,549	63,259	14,657	34,369	11,789	36,192

(1)	See Note 36 for information about related parties.
(2)	Includes among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.

13. TRADE RECEIVABLES

	2021		2020		2019
	Non-current	Current	Non-current	Current	Non-current	Current
Accounts receivable and related parties (1) (2)	14,151	144,336	17,392	118,665	15,325	124,657
Provision for doubtful trade receivables	(9,788)	(10,432)	(8,861)	(10,519)	—	(6,580)

	4,363	133,904	8,531	108,146	15,325	118,077

(1)	See Note 36 for information about related parties.
(2)	See Note 24 for information about credits for contracts included in trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables as of December 31, 2021, 2020 and 2019:

	2021			2020			2019
	Non-current		Current	Non-current		Current	Non-current	Current
Balance at beginning of year	8,861		10,519	—		6,580	—	2,776
Increases charged to expenses	927		3,918	2,228		10,818	—	3,891
Decreases charged to income	—		(1,857)	—		(729)	—	(707)
Applications due to utilization	—		(2,424)	—		—	—	(112)
Reclassifications and other movements	—		—	6,633		(6,633)	—	(12)
Net exchange and translation differences	—		674	—		715	—	847
Result from net monetary position (1)	—		(398)	—		(232)	—	(103)

Balance at the end of year	9,788	(2)	10,432	8,861	(2)	10,519	—	6,580

(1)

Includes adjustment for inflation of opening balances of the provision for doubtful trade receivables in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

(2)	It includes 8,861 corresponding to credits with natural gas distributors for the accumulated daily differences pursuant to Decree No. 1,053/2018. See Note 35.c.1).

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

14. INVESTMENT IN FINANCIAL ASSETS

	2021			2020		2019
	Non-current	Current		Non-current	Current	Non-current	Current
Investments at amortized cost
Public securities (1)	2,225	34,116		—	19,052	—	—
Private securities - NO	309	836		—	—	—	—
Term deposits	—	6,028	(2)	—	—	—	—

	2,534	40,980		—	19,052	—	—

Investments at fair value with changes in results
Public securities (1)	—	10,032		—	9,882	—	8,370

	—	10,032		—	9,882	—	8,370

	2,534	51,012		—	28,934	—	8,370

(1)	See Note 36.
(2)	Corresponds to term deposits with the BNA.

15. CASH AND CASH EQUIVALENTS

	2021	2020	2019
Cash and banks	22,923	14,843	6,983
Short-term investments (1)	9,566	5,189	52,079
Financial assets at fair value with changes in results (2)	30,189	34,586	7,038

	62,678	54,618	66,100

(1)	Includes term deposits and other invetsments with the BNA for 1,075, 2,000 and 10,043 as of December 31, 2021, 2020 and 2019, respectively.
(2)	See Note 6.

16. PROVISIONS

Changes in the Group’s provisions for the fiscal years ended December 31, 2021, 2020 and 2019 are as follows:

	Provision for lawsuits and contingencies			Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations				Total
	Non-current		Current	Non-current	Current	Non-current		Current		Non-current	Current
Balance as of December 31, 2018	21,235		1,123	3,720	1,622	58,433		1,784		83,388	4,529

Increases charged to expenses	18,460	(3)	9	1,695	—	7,409		—		27,564	9
Decreases charged to income	(2,358)		(744)	(63)	—	(2,950)		—		(5,371)	(744)
Applications due to utilization	(73)		(194)	—	(1,821)	—		(2,774)		(73)	(4,789)
Reclassifications and other movements	(744)		648	(2,003)	2,003	(1,004	)(1)	2,176	(1)	(3,751)	4,827
Net exchange and translation differences	7,405		443	479	106	35,219		1,079		43,103	1,628
Result from net monetary position (2)	(92)		—	—	—	—		—		(92)	—

Balance as of December 31, 2019	43,833		1,285	3,828	1,910	97,107		2,265		144,768	5,460

Increases charged to expenses	8,917	(4)	219	3,428	—	11,117		—		23,462	219
Decreases charged to income	(6,331	)(5)	(1,039)	(224)	—	(5,249)		—		(11,804)	(1,039)
Applications due to utilization	(43)		(132)	—	(1,330)	—		(1,298)		(43)	(2,760)
Reclassifications and other movements	(5,447	)(6)	1,103	(2,026)	2,026	(13,572	)(1)	(346	)(1)	(21,045)	2,783
Net exchange and translation differences	9,475		498	525	12	41,185		960		51,185	1,470
Result from net monetary position (2)	(35)		—	—	—	—		—		(35)	—

Balance as of December 31, 2020	50,369		1,934	5,531	2,618	130,588		1,581		186,488	6,133

Increases charged to expenses	40,607	(7)	199	10,876	—	14,955		—		66,438	199
Decreases charged to income	(4,278)		(3,574)	(12)	—	(9,632)		—		(13,922)	(3,574)
Applications due to utilization	(655)		(676)	—	(2,489)	—		(1,788)		(655)	(4,953)
Reclassifications and other movements	(4,283)		3,938	(6,888)	6,888	(6,567	)(1)	9,916	(1)	(17,738)	20,742
Net exchange and translation differences	7,758		383	295	6	29,859		361		37,912	750
Result from net monetary position (2)	(45)		—	—	—	—		—		(45)	—

Balance as of December 31, 2021	89,473		2,204	9,802	7,023	159,203		10,070		258,478	19,297

(1)	Includes 3,349, (13,918) and 1,172 corresponding to the annual recalculation of abandonment of hydrocarbon wells cost for the years ended December 31, 2021, 2020 and 2019, respectively.
(2)

Includes adjustment for inflation of opening balances of provisions in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

(3)

Includes 10,572 corresponding to the recognition of the dispute relating to the tax deduction of hydrocarbon well abandonment costs for periods 2011-2017 plus the accrual of financial interest since March 31, 2019, date on which the Company decided to adhere to the regime of extended moratorium. See Note 17.

(4)	Includes the accrual of financial interest corresponding to the recognition of the dispute relating to the tax deduction of hydrocarbon well abandonment costs for periods 2011-2017.
(5)

Includes 3,645 corresponding to the recovery of liabilities with the regime of extended moratorium for periods 2011-2013 of the dispute relating to the tax deduction of hydrocarbon well abandonment costs. See Note 17.

(6)

Includes 2,953 reclassified as “Income tax liability” with the regime of extended moratorium for 2011-2013 of the dispute relating to the tax deduction of hydrocarbon well abandonment costs. See Note 17.

(7)	Includes the accrual of financial interest corresponding to the recognition of the dispute relating to the tax deduction of hydrocarbon well abandonment costs for periods 2014-2017.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

16. PROVISIONS (cont.)

The Group is part to a number of labor, commercial, civil, tax, criminal, environmental, customs and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely against it, result in the imposition of material costs, judgments, fines or other losses. While the Group believes that such risks have been provisioned appropriately based on the opinions and advice of our legal advisors and in accordance with applicable accounting standards, certain loss contingencies are subject to change as new information develops and results of the presented evidence are obtained, among other factors. It is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to the Group, could significantly exceed the recorded provisions.

Additionally, due to its operations, the Group is subject to various laws and regulations relating to the protection of the environment. See Note 2.c).

16.a) Provision for lawsuits and contingencies

The Group has recognized pending lawsuits, claims and contingencies, which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies recognized are described in the following paragraphs.

16.a.1) Liabilities and contingencies assumed by the Argentine Government before 1990

Under YPF’s Privatization Law, the Argentine Government took over certain obligations of the predecessor company as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to make advance payments in compliance with certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government based on the indemnity mentioned above.

In pending lawsuits, YPF has claimed its right to be indemnified by the Argentine Government for events and contingencies prior to January 1, 1991 under Law No. 24,145 and Decree No. 546/1993.

16.a.2) Claims arising from restrictions in the natural gas market

•	AES Uruguaiana Empreendimentos S.A. (“AESU”) and Transportadora de Gas del Mercosur S.A. (“TGM”)

On December 30, 2016 and December 4, 2017, YPF, AESU and Companhía do Gas do Estado do Río Grande do Sul (“SULGAS”), and YPF and TGM executed settlement agreements terminating the various claims arising from international arbitrations before the International Chamber of Commerce related to the natural gas sale contract and the related natural gas transportation contract, which had been affected by events of force majeure due to the Argentine Government‘s decision to re-direct natural gas for export to the domestic market.

Under these settlement agreements, the parties, without admitting any facts or rights, waived all claims that as of the date they had or could reciprocally have and YPF undertook to pay: (i) AESU and SULGAS single and total amount of US$ 60 million (payment made on January 10, 2017) and (ii) TGM the sum of US$ 114 million (US$ 107 million in an initial payment made on January 2, 2018 and the balance of US$ 7 million in 7 annual installments of US$ 1 million each, the first one maturing on February 1, 2018, and the balance on the same date of the following years). In addition, YPF agreed to pay TGM the sum of US$ 13 million (in 7 annual installments of US$ 1.86 million each, with the same maturity date as the compensation balance) as payment on account of an interruptible exportation transport contract to be entered into by the parties and effective until 2027.

As of the date of these consolidated financial statements, YPF has complied with the payment schedule agreed with TGM.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

16. PROVISIONS (cont.)

•	Transportadora de Gas del Norte S.A. (“TGN”)

On April 8, 2009, YPF filed a complaint against TGN with the ENARGAS, seeking the termination of the natural gas transportation contract with TGN in connection with deliveries under the natural gas export contract entered into with AESU and other parties. The termination of the contract with that company is based on: (a) the impossibility of YPF to receive the transportation service and of TGN to render such service, due to (i) the termination of the natural gas contract with SULGAS and AESU and (ii) the legal impossibility of assigning the transportation contract to other shippers because of the regulations in effect, (b) the legal impossibility of TGN to render the transportation service on a firm basis because of certain changes in the legislation in force since 2004, and (c) the “teoría de la imprevisión” (doctrine of unforeseeability) available under Argentine law, when extraordinary events render a party’s obligations excessively burdensome. As of the date of these financial statements, this case has not been resolved.

TGN notified YPF the termination of the transportation contract for YPF’s fault.

TGN filed a complaint claiming compliance with the contract and payment of unpaid invoices from February 20, 2007 to March 20, 2009 totaling US$ 30 million. TGN then amended the complaint and claimed the payment of unpaid invoices (i) from April 20, 2009 to June 20, 2010 in the amount of US$ 31 million, (ii) from July 20, 2010 to November 20, 2010 in the amount of US$ 10 million, and (iii) from December 6, 2010 to January 4, 2011 in the amount of US$ 3 million.

TGN also lodged a complaint for damages against YPF claiming the amount of US$ 142 million, plus interest and legal fees for the termination of the transportation contract.

Upon completion of the proceedings for discovery of evidence, on October 16, 2020, the Lower Court rendered judgment, whereby it resolved: (i) to declare abstract the claim to comply the firm gas transportation contract (the “Contract”), filed by TGN; (ii) to partially grant the claim filed in the case for Contract performance, and order YPF to pay for unpaid invoices in an amount to be determined by the designated accounting expert at the stage of enforcement of judgment, plus interest and court fees; and (iii) to admit the claim for damages and order YPF to pay the amount of US$ 231 million plus interest and court fees.

On October 22, 2020, YPF filed appeals against the lower court’s decision regarding the claim filed for contract performance and the claim for damages.

On February 16, 2022, the Court of Appeals rendered judgment (i) confirming the lower court’s decision which ordered YPF to pay for unpaid invoices in the amount to be determined by the accounting expert designated at the stage of judgment enforcement; (ii) confirming that YPF was liable for damages in the amount of US$ 231 million plus interest, or its equivalent in Pesos at the selling exchange rate published by the BNA on the settlement date; (iii) reducing the applicable annual interest rate from 6% to 4%; and (iv) imposing payment of appeal costs on defendant in the case for damages and shared payment in the case for contract performance.

On February 21, 2022, YPF lodged an appeal requesting the correction and/or clarification of certain aspects in the judgment rendered by the Court of Appeal. In the future, the Company will continue filing all legal recourses it is entitled to in the respective procedural terms and will continue defending itself in compliance with applicable legal procedures and available defenses. The judgment is not final until all available appeals and legal remedies have been exhausted.

16.a.3) Users and Consumers Association

The Users and Consumers Association claims (originally against Repsol YPF S.A. before extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers from 1993 to 1997 and from 1997 to 2001.

On December 28, 2015, the lower court rendered judgment admitting the claim for compensation for the 1993-1997 term filed by the Users and Consumers Association against YPF and ordered the Company to transfer the amount of U$S 98 million plus interest (to be estimated by the expert witness in the settlement period) to the SE, to be allocated to the trust fund created under Law No. 26,020.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

16. PROVISIONS (cont.)

The ruling rejects the claim for the items corresponding to the period 1997-2001, considering that YPF’s position in the domestic bulk LPG market had not been sufficiently proved. Furthermore, the ruling dismissed the complaint against Repsol S.A., as Repsol YPF S.A. had no equity interest in YPF, nor any other kind of relation with YPF from 1993 to 1997, period in which the plaintiffs claim YPF abused its dominant position.

Both parties filed an appeal against that decision, which was admitted with suspensive effect.

On December 7, 2017, the Company was notified about the Court of Appeal’s judgment, which: (i) confirmed the claims for compensation for the 1993-1997 period; (ii) extends the Users and Consumers Association claim for the 1997-1999 period under the item “equity transfer of consumers to producers for the higher cost of LPG”, deferring the settlement related to the item to the execution stage of the judgment (the Court of Appeals did not set this amount); and (iii) partially grants the appeal filed by the defendant with respect to the item “damage caused by lower or different energy consumption due to the higher cost of LPG”.

It should be noted that the ruling confirmed by the Court of Appeals does not order YPF to pay the claimant the ultimately settled amount, but rather to transfer such funds to the SE for the funds to be allocated to a trust fund created by Law No. 26,020, in order to expand the natural gas network in areas with lower resources according to the criteria established by the enforcement authority. The enforcement authority, within 6 months from the firm settlement of the judgment amount, must present the corresponding feasibility studies (Decree No. 470/2015) together with a work plan beginning within 6 months from the presentation of the feasibility studies.

Finally, the Company filed an extraordinary appeal against the judgment of the Court of Appeals, which was sustained and the court file was submitted to the CSJN, the enforcement of the Court of Appeals’ judgment still being suspended. As of the date of these consolidated financial statements, the extraordinary appeal has not been decided.

On June 2, 2021, the CSJN forwarded the file to the National Attorney General’s Office for its opinion on the legal merits of the extraordinary appeal.

16.a.4) Environmental claims

•	La Plata

In relation to the operation of the Refinery owned by YPF in La Plata, there are certain judicial claims, mostly filed by neighbours of the area seeking (i) compensation for individual damages purportedly caused by the operation of the Refinery and (ii) the environmental remediation of the waterways adjacent to the mentioned Refinery. Should these claims be sustained, they could demand additional invetsments related to the operation of La Plata Refinery.

In 2006 YPF submitted a presentation before the Environmental Policy Secretariat of the province of Buenos Aires, whereby it suggested the performance of a study for the characterization of environmental associated risks.

On January 25, 2011, YPF executed an agreement with the Provincial Agency for Sustainable Development (“OPDS” by its acronym in Spanish) of the province of Buenos Aires, under the Remediation, Liability and Environmental Risk Control Program, created under Resolution No. 88/2010 of the OPDS. Under this agreement, the parties agreed to jointly perform a work program in the channels adjacent to La Plata Refinery over a term of 8 years, and which involved the characterization and risk assessment studies of channel sediments. The agreement provides that should corrective actions be detected as a result of the risk assessment studies, the different alternatives and available techniques will be considered, as well as the steps needed for their implementation. Dating studies of deposited material will also be performed under the agreement, in order to determine the responsibilities of the Argentine Government in view of its obligation to hold YPF harmless in accordance with the section 9 of YPF’s Privatization Law No. 24,145. This study proved between 88% to 91% of the hydrocarbons present in the channels were deposited prior to 1991. In this context, YPF, with the agreement of the OPDS, carried out several studies and characterizations through specialized consultants whose progress was notified to the provincial agency. The agreement was replaced by Resolution No. 380/2019 issued by said entity, which appoves the remediation modality suggested by YPF (monitored natural recovery) over a term of 24 months. YPF has answered all points required by the OPDS and requested the extension of the Resolution. As of the date of these consolidated financial statements, the request has not yet been answered.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

16. PROVISIONS (cont.)

Regarding the judicial claims mentioned above, on February 7, 2021, the Company was notified of the first instance judgment which considered the environmental damange had been proved, and therefore ordered that activities should cease and the environmental damage affecting the waterways adjacent to La Plata Refinery be remedied. This decision determined the co-defendants’ joint liability for the damages in the following proportions: YPF 90% (the Argentine Government 80% and YPF 20%) and the 2 co-defendant companies 10%. The decision was appeladed by the Company.

•	Quilmes

As regards a fuel leak in the pipeline running from La Plata to Dock Sud (Progressive 37), currently operated by YPF, which occurred in 1988 when YPF was an Argentine state-owned company, as a result of an unlawful act that caused the rupture of the polyduct, there are several claims, mostly brought by neighbors of the area where they claim (i) compensation for personal damages allegedly caused by such event and (ii) environmental remediation. These processes are at the discovery stage. Fuel would have emerged and become perceptible on November 2002, which resulted in remediation works in progress conducted by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires.

The Argentine Government denied any responsibility to indemnify YPF in this case, wherefore the Company sued the Argentine Government to obtain a judicial decision declaring the invalidity of such decision. This lawsuit has not yet been resolved.

•	Other environmental claims

In addition to the claims discussed above, the Group has other environmental lawsuits in progress where it is claimed (i) individual damages and/or (ii) environmental remediation and/or (iii) collective damages. These proceedings are related to the activities performed by the Group in different jurisdictions of the country. In all these cases, considering the information available to date, the estimated time remaining until the end of the proceedings, and the results of the additional evidence to be presented during the continuation of the litigation, the Group has set up a provision in an amount it considers sufficient to face these claims.

16.a.5) Tax claims

•	Dispute over the cost deduction for hydrocarbon well abandonment

The Company has recorded the cost for hydrocarbon well abandonment in accordance with the criteria detailed in Note 2.b.6 and, in the absence of a specific treatment of this issue in the Income Tax Law and its Regulatory Decree, has deducted the charge for hydrocarbon well abandonment costs in the calculation of this tax, based on the general criteria of the standard for deduction of expenses (accrual criteria). Nevertheless, this interpretation has been objected to by the AFIP, which would allow for deductions once the expense has been incurred.

The AFIP understands that the deduction of plugging expenses for well abandonment should be deferred until the taxpayer has the opportunity to actually proceed to well plugging, once the wells have been exhausted, as it considers the abandonment of the well is the event triggering the accrual of well plugging expenses.

On the other hand, the Company, as well as other companies in the oil industry, understand that the substantial event generating well-plugging costs in connection with well abandonment is, in fact, the act of drilling, as drilling causes environmental impact and, consequently, the obligation to repair such impact through well plugging arises from that moment. This obligation is not subject to any condition since there is no uncertainty as to whether well depletion will inevitably occur. The Company has learned that similar disputes have been raised by the AFIP with other companies in the oil industry.

In this respect, in June 2016, the SRH of MINEM, the body in charge of clarifying the origin of the legal obligation in this respect, and in response to a consultation of the Chamber of Oil Exploration and Production, ruled in favor of the position of the oil companies and concluded that drilling is the substantial event generating the charge for well abandonment.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

16. PROVISIONS (cont.)

This response of the Chamber has been informed to the AFIP by both the SRH and by YPF but, with different arguments the AFIP rejected this position.

On December 29, 2016, the Company was notified of 2 resolutions adjusting the income tax for fiscal years 2005 to 2009. On February 20, 2017, YPF filed the corresponding appeal to the TFN for such unilateral determinations.

On June 15, 2018, the Company was notified of the final decision, whereby the income tax for fiscal year 2010 was adjusted. On July 10, 2018 the Company filed the corresponding appeal with the TFN.

On November 7, 2018, the Company was notified by AFIP of the commencement of a determination procedure with respect to the projected adjustment for fiscal years 2011 to 2016. The Company filed before the AFIP its defense on December 21, 2018.

On May 6, 2019, AFIP General Resolution No. 4,477/2019, was published in the BO, establishing a payment facility plan in relation to the tax liabilities being heard at the TFN, whose availability for adherence expired on August 31, 2019, with the option of adhering from May 15 to June 25 in more favorable conditions.

The Management of the Company, based on the opinion of its external advisors, and notwithstanding the technical merits for defending its position, evaluated the aforementioned payment facility plans and on June 19, 2019, adhered to the plan established by AFIP General Resolution No. 4,477/2019, finally settling the dispute corresponding to periods 2005 to 2010 which was being heard at the TFN.

On February 3, 2020, the Company was notified by AFIP of the commencement of a determination procedure with respect to the projected adjustment for fiscal years 2017. The Company filed before the AFIP its defense on March 17, 2020.

On August 26, 2020, Law No. 27,562 was published in the BO, expanding the regime for the regularization of taxes, social security contributions and customs duties originally established under Law No. 27,541, which was regulated by AFIP General Resolution No. 4,816 / 2020.

The Management of the Company, based on the opinion of its external advisors, and notwithstanding the technical merits for defending its position, evaluated the regularization plan provided for under Law No. 27,562, for the income tax and the compensations made in due course with the credit balances generated by said tax, and on November 30, 2020, adhered to the aforementioned plan for fiscal years 2011 to 2013 for 2,953, thus putting an end to the controversy corresponding to those periods. Likewise, it proceeded to refinance its debt for fiscal years 2005 to 2010, which had been regularized under the plan established under AFIP General Resolution No. 4,477/2019.

On June 9, 2021 YPF waived the statute of limitations for fiscal year 2014 to allow the AFIP to analyze the legal grounds for the defense filed by the Company on December 21, 2018, in the context of the administrative proceeding.

As of the date of these consolidated financial statements, the dispute for fiscal years 2014 to 2017 is at an administrative stage before the AFIP for an amount of 5,537 plus interests. See Note 35.e.1).

Regarding fiscal years following and including 2018, it should be noted that since the enactment of the Tax Reform in December 2017, the deduction of the well abandonment costs at the time of the drilling phase was admitted, considering them as part of the investment cost, regardless of the period in which the effective abandonment disbursement is made.

16.a.6) Other pending litigation

During the normal course of business, the Group has been sued in numerous legal proceedings at labor, civil and commercial courts. The management of the Company, in consultation with its external counsel, has established a provision considering to such end the best estimate based on information available as of the date of these consolidated financial statements, including legal fees and court costs.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

16. PROVISIONS (cont.)

16.b) Provision for environmental expenses and obligations for abandonment of hydrocarbon wells

Based on the Group’s current remediation plan, the Group has set up a provision for environmental liabilities where assessments and/or remedial actions are probable and can reasonably be estimated.

17. INCOME TAX

The calculation of the income tax expense accrued for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
Current income tax	(1,882)	(1,247)	(1,938)
Deferred income tax	(62,527)	(19,752)	(3,588	)(1)

Subtotal	(64,409)	(20,999)	(5,526)

Income tax – Well abandonment	—	6,410 (4)	(16,239	)(2)
Special tax – Tax revaluation, Law No. 27,430	—	—	(4,604	)(3)

	(64,409)	(14,589)	(26,369)

(1)	Includes (5,175) corresponding to the reversal of tax loss carryforwards related to the dispute relating to cost deduction for hydrocarbon wells abandonment. See Note 16.
(2)

Includes (10,610) corresponding to interest related to the dispute relating to cost deduction for hydrocarbon wells abandonment determined on the date the Company decided to adhere to the payment facility plan. See Note 16.

(3)	Includes (4,562) corresponding to YPF (see Note 35.e.1)) and (42) corresponding to YTEC.
(4)	Corresponds mainly to income of condoned interests as a result of the implementation of the regime of extended moratorium relating to the tax deduction of well abandonment costs. See Note 16.

The reconciliation between the charge to net income for income tax for the years ended December 31, 2021, 2020 and 2019 and the one that would result from applying the prevailing tax rate on net income before income tax arising from the consolidated statements of comprehensive income for each fiscal year is as follows:

	2021		2020	2019
Net income before income tax	63,601		(56,428)	(7,010)
Average tax rate	34.37	%(4)	30.00%	30.00%

Average tax rate applied to net income before income tax	(21,857)		16,928	2,103
Effect of the valuation of property, plant and equipment and intangible assets, net	49,300		(62,218)	(20,189)
Effect of exchange differences and other results associated to the valuation of the currency, net (1)	(49,946)		24,242	22,553
Effect of the valuation of inventories	(10,503)		(11,102)	(11,553)
Income on investments in associates and joint ventures	9,442		3,981	2,390
Effect of tax rate change	(40,743	)(3)	4,286 (2)	1,956 (2)
Dispute relating to cost deduction for hydrocarbon wells abandonment	—		—	(5,175)
Interest related to the payment facility plan for the dispute associated to cost deduction for hydrocarbon wells abandonment.	—		(657)	1,333
Miscellaneous	(102)		3,541	1,056

Income tax	(64,409)		(20,999)	(5,526)

(1)	Includes the effect of tax inflation.
(2)	Corresponds to the remedation of deferred income tax at the current rate. See Notes 2.b.16) and 35.e.1).
(3)	Corresponds to the effect of tax rate change on opening deferred tax balances at the rate prevailing at the time of reversal pursuant to amendment introduced by Law No. 27,630. See Note 35.e.1).
(4)	Corresponds to the projected average tax rate of YPF and its subsidiaries pursuant to amendment introduced by Law No. 27,630. See Nota 35.e.1).

The Group has classified 1,336 as current income tax payable, which include 513 corresponding to the 12 installments related to the payment facility plan (see Note 16). Also, the Group has classified 3,026 as non-current income tax payable, which mainly include 3,009 corresponding to the 71 installments related to mentioned plan.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

17. INCOME TAX (cont.)

Breakdown of deferred tax as of December 31, 2021, 2020 and 2019 is as follows:

	2021		2020		2019
Deferred tax assets
Provisions and other non-deductible liabilities	39,028		14,701		5,344
Tax losses carryforward	2,763		82,601		52,443
Miscellaneous	1,637		1,629		937

	43,428		98,931		58,724

Deferred tax liabilities
Property, plant and equipment	(156,554)		(144,900)		(110,704)
Adjustment for tax inflation	(66,056)		(67,107)		(38,177)
Miscellaneous	(4,076)		(3,904)		(5,491)

Total deferred tax liabilities	(226,686)		(215,911)		(154,372)

Total Net deferred tax	(183,258	)(1)	(116,980	)(1)	(95,648	)(1)

(1)

Includes (3,751), (1,957) and (1,523) as of December 31, 2021, 2020 and 2019, respectively, corresponding to adjustment for inflation of the opening deferred liability of subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

As of December 31, 2021, the Group has a deferred income tax asset for accumulated carryforwards of 2,763. Deferred income tax assets are recognized for tax loss carryforwards to the extent their setoff through future taxable profits is probable. Tax loss carryforwards in Argentina expire within 5 years.

In order to fully realize the deferred income tax asset, the Group will need to generate taxable income. Based upon the level of historical taxable income and future projections for the years in which the deferred income tax assets are deductible, the Management of the Company estimated that the income tax to be paid for fiscal year ended December 31, 2021 will be offset by tax loss carryforwards. The Group believes that as of December 31, 2021 it is probable that all of the deferred income tax assets will be realized.

As of December 31, 2021, Group’s tax loss carryforwards at the expected recovery rate were as follows:

Date of generation	Date of expiration	Jurisdiction	Amount
2016	2021	Argentina	—
2017	2022	Argentina	—
2018	2023	Argentina	—
2019	2024	Argentina	575
2020	2025	Argentina	2,188

			2,763

As of December 31, 2021 and 2020, the credit for tax loss carryforwards not recognized by the Group amounted to 3,789 with expiration between 2022 and 2025, and to 956 with expiration between 2021 and 2025, respectively. As of December 31, 2019, there are no significant deferred tax assets which are not recognized.

As of December 31, 2021, 2020 and 2019, the Group has classified as deferred tax assets for 1,921, 2,629 and 1,583, respectively, and as deferred tax liability 185,179, 119,609 and 97,231, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these consolidated financial statements.

As of December 31, 2021, 2020 and 2019, the causes that generate charges to “Other comprehensive income”, did not create temporary differences for income tax.

18. TAXES PAYABLE

	2021		2020		2019
	Non-current	Current	Non-current	Current	Non-current	Current
VAT	—	2,002	—	3,523	—	3,532
Withholdings and perceptions	—	3,251	—	1,838	—	2,070
Royalties	—	6,304	—	3,886	—	1,268
Tax on Fuels	—	711	—	3,142	—	635
IIBB	—	322	—	227	—	512
Miscellaneous	201	2,081	215	3,148	1,428	3,420

	201	14,671	215	15,764	1,428	11,437

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

19. SALARIES AND SOCIAL SECURITY

	2021				2020				2019
	Non-current		Current		Non-current		Current		Non-current	Current
Salaries and social security	—		4,955		—		3,318		—	2,976
Bonuses and incentives provision	—		6,874		—		4,403		—	3,468
Vacation provision	—		7,196		—		4,812		—	3,610
Other employee benefits	3,262	(1)	4,434	(1)	3,860	(1)	2,401	(1)	—	150

	3,262		23,459		3,860		14,934		—	10,204

(1)	Includes the voluntary retirement plan executed by the Company.

20. LEASE LIABILITIES

	2021		2020		2019
	Non-current	Current	Non-current	Current	Non-current	Current
Lease liabilities	28,335	27,287	24,172	22,098	40,391	21,389

These liabilities are discounted at the following rates:

Lease term	2021	Effective average monthly rate used	2020	Effective average monthly rate used	2019	Effective average monthly rate used
0 to 1 year	3,312	0.80%	5,370	0.93%	3,778	0.56%
1 to 2 years	11,952	1.03%	10,544	0.76%	7,634	0.73%
2 to 3 years	15,318	1.15%	6,602	0.79%	11,813	0.72%
3 to 4 years	11,134	1.25%	9,610	0.87%	5,404	0.70%
4 to 5 years	4,310	0.96%	2,674	0.92%	10,732	0.70%
5 to 9 years	8,836	0.89%	7,917	0.92%	2,498	0.78%
More than 9 years	760	0.80%	3,553	0.82%	19,921	0.98%

	55,622		46,270		61,780

Financial expenses accrued as of year ended December 31, 2021, 2020 and 2019, resulting from lease contracts, amount to 5,331, 5,706 and 2,885, respectively. From this accreation, 4,311, 4,739 and 2,574 were included in the “Financial Accretion” line in financial loss of the “Net Financial Results” item of the comprehensive statement of income and 1,020, 967 and 311 were capitalized in “Property, Plant and Equipment”, for the years ended December 31, 2021, 2020 and 2019, respectively.

As of December 31, 2021, maturities of liabilities related to lease contracts are exposed on Note 4.

The evolution of the Group’s leases liabilities for the fiscal year ended December 31, 2021, 2020 and 2019 is as follows:

	2021	2020		2019
Balance at the beginning of the year	46,270	61,780		23,059 (2)
Leases increase	27,745	11,421		39,779
Financial accretion	5,331	5,706		2,885
Leases decrease	(4,352)	(28,914	)(3)	(1,741)
Payments	(28,526)	(23,290)		(15,208)
Exchange and translation differences, net	9,213	19,548		12,999
Result from net monetary position (1)	(59)	19		7

Balance at the end of year	55,622	46,270		61,780

(1)

Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the Peso as functional currency, which was charged to other comprehensive income and the adjustment for inflation of the period, which was charged to results.

(2)	Corresponds to the balance related to initial application of IRFS 16.
(3)	Includes decrease in liquefaction barge with Exmar. See Note 34.d).

Total charges recorded in comprehensive income for the fiscal year and total capitalizations for short-term leases, low-value leases and variable lease payments related to the underlying asset performance and/or use, amounted to 10,953, 11,764 and 13,886 as of December 31, 2021, 2020 and 2019, respectively.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

21. LOANS

			2021		2020		2019
	Interest rate (1)	Maturity	Non-current	Current	Non-current	Current	Non-current	Current
Pesos:
NO (4)	16.50% - 34.27%	2022-2024	6,897	5,700	6,435	17,254	8,619	27,481
Export pre-financing	—	—	—	—	—	5,465	—	—
Loans	40.72% - 64.73%	2022-2024	13,955	7,220	5,375	6,818	—	3,687
Account overdraft	34.00% - 34.00%	2022	—	794	—	—	—	2,103

			20,852	13,714	11,810	29,537	8,619	33,271

Currencies other than the Peso:
NO (2) (3)	0.00% - 10.00%	2022-2047	636,822	55,517	496,377	62,052	375,560	13,279
Export pre-financing (5)	2.50% - 5.50%	2022-2023	1,256	4,358	12,608	25,662	10,762	33,100
Imports financing	5.80% - 5.80%	2022	—	330	—	—	—	17,876
Loans	0.87% - 10.75%	2022-2027	11,605	12,761	6,780	33,480	24,710	9,583

			649,683	72,966	515,765	121,194	411,032	73,838

			670,535	86,680	527,575	150,731	419,651	107,109

(1)	Nominal annual interest rate as of December 31, 2021.
(2)	Disclosed net of 360 and 326 corresponding to YPF’s own NO repurchased through open market transactions, as of December 31, 2021 and 2019, respectively.
(3)

Includes 61,811, 20,496 and 4,643 as of December 31, 2021, 2020 and 2019, respectively, of nominal value of negotiable obligations that will be canceled in Pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)

Includes 4,602, 4,602 and 15,850 as of December 31, 2021, 2020 and 2019, respectively, of nominal value of NO that will be canceled in dollars at the applicable exchange rate according to the conditions of the issued series.

(5)

Includes 174, 4,791 and 4,933 as of December 31, 2021, 2020 and 2019, respectively, of pre-financing of exports granted by BNA, which accrue a 5.50%, 5.85% and 6.89%, respectively, weighted average rate.

The breakdown of the Group’s borrowings as of the fiscal year ended on December 31, 2021, 2020 and 2019 is as follows:

	2021	2020	2019
Balance at beginning of the year	678,306	526,760	335,078
Proceeds from loans	97,420	139,018	97,351
Payments of loans	(161,016)	(174,913)	(93,456)
Payments of interest	(58,454)	(60,681)	(41,606)
Accrued interest (1)	66,950	58,979	44,570
Net exchange differences and translation	136,280	187,455	185,420
Result from debt exchange	(1,855)	2,097	—
Result from net monetary position (2)	(416)	(409)	(597)

Balance at the end of the year	757,215	678,306	526,760

(1)	Includes capitalized financial costs.
(2)

Includes adjustment for inflation of opening balances of loans in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

The maximum nominal amount at any time outstanding of the NO Programs of US$ 10,000 million or its equivalent in other currencies.

Additionally, YPF is registered as a Frequent Issuer with the CNV under No.4 since December 2018. On January 7, 2021, the Company’s Board of Directors resolved to authorize an issuance amount of up to US$ 6,500 million or its equivalent in other currency under the Frequent Issuer regime.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

21. LOANS (cont.)

Details regarding the NO of the Group are as follows:

									2021		2020		2019
Month	Year	Principal Value		Ref.	Class	Interest rate (1)		Principal Maturity	Non-current	Current	Non-current	Current	Non-current	Current
YPF
—	1998	US$	15	(1) (6)	—	Fixed	10.00%	2028	1,521	26	1,245	20	886	15
April	2013		$2,250	(2) (4) (6) (7)	Class XVII	—	—	—	—	—	—	—	—	1,217
June	2013		$1,265	(2) (4) (6)	Class XX	—	—	—	—	—	—	—	—	643
July	2013	US$	92	(2) (5) (6)	Class XXII	—	—	—	—	—	—	—	—	729
April, February, October	2014/15/16	US$	1,522	(2) (4) (6)	Class XXVIII	Fixed	8.75%	2024	62,193	28,598	127,938	2,705	91,010	1,925
March	2014		$500	(2) (6) (7)	Class XXIX	—	—	—	—	—	—	—	—	206
September	2014		$1,000	(2) (6) (7)	Class XXXIV	BADLAR + 0.1%	34.27%	2024	334	213	500	224	667	279
February	2015		$950	(2) (6) (7)	Class XXXVI	—	—	—	—	—	—	—	—	1,161
April	2015		$935	(2) (4) (6)	Class XXXVIII	—	—	—	—	—	—	—	—	349
April	2015	US$	1,500	(2) (6)	Class XXXIX	Fixed	8.50%	2025	116,140	4,167	126,075	4,554	89,416	3,230
September	2015		$1,900	(2) (6) (7)	Class XLI	—	—	—	—	—	—	—	—	719
September, December	2015/19		$5,196	(2) (4) (6)	Class XLII	—	—	—	—	—	—	—	—	5,952
October	2015		$2,000	(2) (6) (7)	Class XLIII	BADLAR	34.17%	2023	667	755	1,333	794	2,000	183
March, January	2016/20		$5,455	(2) (4) (6)	Class XLVI	—	—	—	—	—	—	6,116	1,350	251
March	2016	US$	1,000	(2) (6)	Class XLVII	—	—	—	—	—	—	35,488	59,790	1,383
April	2016	US$	46	(2) (5) (6)	Class XLVIII	—	—	—	—	—	—	—	—	2,785
April	2016		$535	(2) (6)	Class XLIX	—	—	—	—	—	—	—	—	593
July	2016		$11,248	(2) (6) (8)	Class L	—	—	—	—	—	—	—	—	12,902
May	2017		$4,602	(2) (6) (8)	Class LII	Fixed	16.50%	2022	—	4,712	4,602	110	4,602	108
July, December	2017	US$	1,000	(2) (6)	Class LIII	Fixed	6.95%	2027	83,658	2,531	84,920	2,588	60,399	1,890

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

21. LOANS (cont.)

									2021		2020		2019
Month	Year	Principal Value		Ref.	Class	Interest rate (1)		Principal Maturity	Non-current	Current	Non-current	Current	Non-current	Current
December	2017	US$	750	(2) (6)	Class LIV	Fixed	7.00%	2047	54,702	154	62,309	176	44,311	126
June	2019	US$	500	(6) (9)	Class I	Fixed	8.50%	2029	40,740	39	41,828	40	29,748	17
December	2019		$1,683	(6) (9)	Class II	—	—	—	—	—	—	—	—	1,729
December, April, May, June	2019/20		$3,708	(6) (9)	Class III	—	—	—	—	—	—	—	—	1,189
December	2019	US$	19	(5) (6) (9)	Class IV	—	—	—	—	—	—	—	—	1,179
January	2020		$2,112	(6) (9)	Class V	—	—	—	—	—	—	2,261	—	—
January, March	2020		$5,006	(6) (9)	Class VI	—	—	—	—	—	—	5,366	—	—
January	2020	US$	10	(5) (6) (9)	Class VII	—	—	—	—	—	—	840	—	—
March	2020	US$	9	(6) (9)	Class VIII	—	—	—	—	—	—	755	—	—
March	2020	US$	4	(6) (9)	Class IX	—	—	—	—	—	—	331	—	—
May	2020	US$	93	(5) (6) (9)	Class XI	—	—	—	—	—	—	7,836	—	—
June	2020	US$	78	(5) (6) (9)	Class XII	Fixed	1.50%	2022	—	7,688	6,587	5	—	—
July	2020	US$	543	(6) (9)	Class XIII	Fixed	8.50%	2025	21,652	9,353	39,784	6,706	—	—
December, February	2020/21	US$	143	(5) (6) (9)	Class XIV	Fixed	2.00%	2023	14,701	22	5,691	8	—	—
December	2020		$2,316	(6) (9)	Class XV	—	—	—	—	—	—	2,383	—	—
February	2021	US$	775	(6) (9)	Class XVI	Fixed	4.00%	2026	75,944	899	—	—	—	—
February	2021	US$	748	(6) (9)	Class XVII	Fixed	2.50%	2029	73,484	18	—	—	—	—
February	2021	US$	576	(6) (9)	Class XVIII	Fixed	1.50%	2033	52,658	1,015	—	—	—	—
February	2021		$4,128	(6) (9) (10)	Class XIX	Fixed	3.50%	2024	5,896	20	—	—	—	—
July	2021	US$	384	(5) (9)	Class XX	Fixed	5.75%	2032	39,429	1,007	—	—	—	—

									643,719	61,217	502,812	79,306	384,179	40,760

(1)	Corresponds to the 1997 M.T.N. Program for US$ 1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program for US$ 10,000 million.
(3)	Nominal annual Interest rate as of December 31, 2021.
(4)

The ANSES and/or the “Fondo Argentino de Hidrocarburos” have participated in the primary subscription of these NO, which may at the discretion of the respective holders, be subsequently traded on the securities market where these negotiable obligations are authorized to be traded.

(5)	The payment currency of these Negotiable Obligations is the Peso at the Exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(7)

NO classified as productive investments computable as such for the purposes of section 35.8.1, paragraph K of the General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervisory Bureau.

(8)	The payment currency of this issue is the dollar at the exchange rate applicable in accordance with the conditions of the relevant issued series.
(9)	Corresponds to the Frequent Issuer program.
(10)	The payment currency of this issue is the peso at the UVA rate applicable in accordance with the conditions of the relevant issued series.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

21. LOANS (cont.)

Exchange of NO

On July 2, 2020, YPF offered Class XIII NO denominated in dollars, accruing interest at a fixed rate of 8.5% redeemable, maturing in 2025, for a nominal value of up to US$ 950 million and a payment of US$ 100 in cash for each US$ 1,000 in principal amount, to be issued in exchange for Class XLVII NO issued on March 23, 2016 for a nominal value of US$ 1,000 million, maturing in 2021.

In addition, on July 13, 2020, YPF announced certain changes related to the offering, offering Class XIII NO for a nominal value of up to US$ 925 million and a payment of US$ 125 in cash for each US$ 1,000 in principal amount.

On July 31, 2020, the operation finally expired. The nominal value of the Class XLVII NO submitted to the exchange amounted to US$ 587.3 million, representing an adhesion of 58.73%. As a result of the transaction, YPF issued Class XIII NO for US$ 542.8 million and paid approximately US$ 90 million in cash (including accrued and unpaid interests on Class XLVII NO).

YPF assessed whether the instruments subject to exchange were substantially different, considering both qualitative (e.g., currency, term and rate) and quantitative aspects (if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, and discounted using the original effective interest rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability). In this regard, the Company recognizes the exchange of the NO as a modification in accordance with IFRS 9 “Financial instruments” due to the fact that the instruments subject to exchange are not substantially different. As a result of the transaction, YPF recognized a loss of 2,097 (see Note 28).

In the context of the foreign exchange restrictions established by Communication “A” 7,106 of the BCRA (see Note 35.g)) and after formal consultation to the BCRA, which was answered by the negative, with respect to possibility of complying to said regulation through the refinancing reached in July 2020 in relation to the Class XLVII NOs with maturity in 2021, and with the additional objective of easing the financial commitments of the Company for the next 2 years, on January 7, 2021, YPF launched an exchange offer of Classes XLVII, XXVIII, XIII, XXXIX, LIII, I and LIV NOs (the “Existing Negotiable Obligations”), for new Classes XVI, XVII and XVIII NOs (the “New Negotiable Obligations”) denominated in dollars at a step up fixed interest rate, ranging from 1.5% to 9%, repayable between 2023 and 2033, including an initial cash payment for Class XLVII NOs.

The New Negotiable Obligations contain usual covenants, similar to those of the Existing Negotiable Obligations. In addition, Class XVI NOs are secured by (i) the assignment of collection rights arising from the export of certain exportable products under sale agreements entered into by YPF with widely recognized market traders; and (ii) a first pledge on YPF EE shares representing 50% of the outstanding capital stock and voting rights in this company, as long as at least 50% of the principal of Class XVI NOs remains outstanding.

On February 11, 2021, upon expiration of the early participation period for holders of Class XLVII NOs and the exchange offer for the rest of the Existing Negotiable Obligations, YPF announced that it had reached a global participation to the exchange of 32% and 59.8% of Class XLVII NOs. With such results, and taking into account that the refinancing of principal and interest of all Existing Negotiable Obligations that were included in the exchange largely exceeds the required 60% refinancing of the Class XLVII NO, on that same day the BCRA approved YPF’ s access to the free exchange market to pay the cash component offered to holders that submitted Class XLVII NO in exchange, and to pay Class XLVII NOs that were not exchanged at their maturity. In addition, the BCRA authorized access to the foreign exchange market for the payment of all Class VIII NOs due in March 2021 in the amount of approximately US$ 9 million.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

21. LOANS (cont.)

Therefore, on February 12, 2021, and March 1 (closing date for late participation of Class XLVII NOs holders), YPF issued new Class XVI, XVII and XVIII NOs for a total principal amount of US$ 775.8 million, US$ 747.8 million and US$ 575.6 million, respectively, and tender instructions were received to submit the Existing Negotiable Obligation as detailed below:

•	Class XLVII NO for a principal amount of US$ 247.3 million.

•	Class XXVIII NO for a principal amount of US$ 656.4 million.

•	Class XIII NO for a principal amount of US$ 201.7 million.

•	Class XXXIX NO for a principal amount of US$ 368.2 million.

•	Class LIII NO for a principal amount of US$ 190.7 million.

•	Class I NO for a principal amount of US$ 101.0 million.

•	Class LIV NO for a principal amount of US$ 213.4 million.

YPF assessed whether the instruments subject to exchange were substantially different, considering both qualitative (e.g., currency, term, rate, among others) and quantitative aspects (if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, and discounted using the original effective interest rates, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liabilities). In this regard, the Company recognized the exchange of the NOs as a debt modification according to IFRS 9 “Financial instruments” due to the fact that the instruments subject to exchange were not substantially different. As a result of the transaction, YPF recognized a profit of 1,855 (see Note 28).

22. OTHER LIABILITIES

	2021		2020		2019
	Non-current	Current	Non-current	Current	Non-current	Current
Extension of concessions	823	824	710	711	529	593
Liabilities for contractual claims (1)	145	2,618	2,250	7,250	170	59
Miscellaneous	—	26	1	1,101	4	658

	968	3,468	2,961	9,062	703	1,310

(1)	See Note 34.d).

23. ACCOUNTS PAYABLE

	2021		2020		2019
	Non-current	Current	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	752	193,159	682	136,930	1,869	145,942
Guarantee deposits	44	677	28	766	21	704
Payables with partners of JO	92	6,203	—	5,080	575	851
Miscellaneous	—	1,512	—	1,607	—	1,098

	888	201,551	710	144,383	2,465	148,595

(1)	For more information about related parties, see Note 36.

24. REVENUES

	2021	2020	2019
Sales of goods and services	1,286,688	682,928	686,644
Government incentives (1)	28,259	9,586	13,266
Turnover tax	(43,617)	(23,328)	(21,315)

	1,271,330	669,186	678,595

(1)	See Note 36.

The Group’s transactions and the main revenues are described in Note 5. The Group’s revenues are derived from contracts with customers, except for Argentine Government incentives.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

24. REVENUES (cont.)

•	Breakdown of revenues

Type of good or service

	2021
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Diesel	—	430,175	—	—	430,175
Gasolines	—	262,326	—	—	262,326
Natural Gas (1)	—	1,623	166,456	—	168,079
Crude Oil	—	6,055	—	—	6,055
Jet fuel	—	32,446	—	—	32,446
Lubricants and by-products	—	50,925	—	—	50,925
Liquefied Petroleum Gas	—	43,903	—	—	43,903
Fuel oil	—	20,045	—	—	20,045
Petrochemicals	—	45,501	—	—	45,501
Fertilizers and crop protection products	—	49,582	—	—	49,582
Flours, oils and grains	—	60,112	—	—	60,112
Asphalts	—	11,149	—	—	11,149
Goods for resale at gas stations	—	7,204	—	—	7,204
Income from services	—	—	—	8,150	8,150
Income from construction contracts	—	—	—	13,298	13,298
Virgin naphtha	—	16,546	—	—	16,546
Petroleum coke	—	18,453	—	—	18,453
LNG Regasification	—	—	4,079	—	4,079
Other goods and services	4,780	11,326	10,012	12,542	38,660

	4,780	1,067,371	180,547	33,990	1,286,688

	2020
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Diesel	—	237,732	—	—	237,732
Gasolines	—	127,139	—	—	127,139
Natural Gas (1)	—	823	105,285	—	106,108
Crude Oil	—	14,524	—	—	14,524
Jet fuel	—	15,429	—	—	15,429
Lubricants and by-products	—	22,139	—	—	22,139
Liquefied Petroleum Gas	—	13,089	—	—	13,089
Fuel oil	—	13,653	—	—	13,653
Petrochemicals	—	20,186	—	—	20,186
Fertilizers and crop protection products	—	23,042	—	—	23,042
Flours, oils and grains	—	31,315	—	—	31,315
Asphalts	—	3,288	—	—	3,288
Goods for resale at gas stations	—	3,825	—	—	3,825
Income from services	—	—	—	3,574	3,574
Income from construction contracts	—	—	—	8,428	8,428
Virgin naphtha	—	6,393	—	—	6,393
Petroleum coke	—	5,619	—	—	5,619
LNG Regasification	—	—	5,025	—	5,025
Other goods and services	2,472	7,977	8,866	3,105	22,420

	2,472	546,173	119,176	15,107	682,928

	2019
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Diesel	—	222,472	—	—	222,472
Gasolines	—	141,511	—	—	141,511
Natural Gas (1)	—	1,521	112,501	—	114,022
Crude Oil	—	14,703	—	—	14,703
Jet fuel	—	44,075	—	—	44,075
Lubricants and by-products	—	14,525	—	—	14,525
Liquefied Petroleum Gas	—	14,643	—	—	14,643
Fuel oil	—	7,040	—	—	7,040
Petrochemicals	—	21,742	—	—	21,742
Fertilizers and crop protection products	—	9,541	—	—	9,541
Flours, oils and grains	—	19,612	—	—	19,612
Asphalts	—	4,429	—	—	4,429
Goods for resale at gas stations	—	4,819	—	—	4,819
Income from services	—	—	—	3,555	3,555
Income from construction contracts	—	—	—	13,695	13,695
Virgin naphtha	—	5,625	—	—	5,625
Petroleum coke	—	6,013	—	—	6,013
LNG Regasification	—	—	2,731	—	2,731
Other goods and services	2,087	5,520	10,621	3,663	21,891

	2,087	537,791	125,853	20,913	686,644

(1)	Includes 125,376, 70,256 and 71,491 corresponding to sales of natural gas produced by the Company for the years ended December 31, 2021, 2020 and 2019, respectively.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

24. REVENUES (cont.)

Sales Channels

	2021
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Gas Stations	—	468,952	—	—	468,952
Power Plants	—	12,297	46,283	—	58,580
Distribution Companies	—	—	24,347	—	24,347
Retail distribution of natural gas	—	—	39,523	—	39,523
Industries, transport and aviation	—	202,128	56,303	—	258,431
Agriculture	—	183,204	—	—	183,204
Petrochemical industry	—	64,238	—	—	64,238
Trading	—	55,469	—	—	55,469
Oil Companies	—	54,705	—	—	54,705
Commercialization of liquefied petroleum gas	—	14,105	—	—	14,105
Other sales channels	4,780	12,273	14,091	33,990	65,134

	4,780	1,067,371	180,547	33,990	1,286,688

	2020
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Gas Stations	—	241,547	—	—	241,547
Power Plants	—	14,600	13,411	—	28,011
Distribution Companies	—	—	28,895	—	28,895
Retail distribution of natural gas	—	—	33,995	—	33,995
Industries, transport and aviation	—	87,757	28,984	—	116,741
Agriculture	—	92,677	—	—	92,677
Petrochemical industry	—	23,215	—	—	23,215
Trading	—	40,359	—	—	40,359
Oil Companies	—	26,032	—	—	26,032
Commercialization of liquefied petroleum gas	—	6,544	—	—	6,544
Other sales channels	2,472	13,442	13,891	15,107	44,912

	2,472	546,173	119,176	15,107	682,928

	2019
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Gas Stations	—	257,648	—	—	257,648
Power Plants	—	709	15,705	—	16,414
Distribution Companies	—	—	19,506	—	19,506
Retail distribution of natural gas	—	—	49,699	—	49,699
Industries, transport and aviation	—	116,742	27,591	—	144,333
Agriculture	—	64,344	—	—	64,344
Petrochemical industry	—	24,475	—	—	24,475
Trading	—	39,341	—	—	39,341
Oil Companies	—	20,066	—	—	20,066
Commercialization of liquefied petroleum gas	—	6,087	—	—	6,087
Other sales channels	2,087	8,379	13,352	20,913	44,731

	2,087	537,791	125,853	20,913	686,644

Target Market

Sales contracts in the domestic market resulted in 1,136,293, 599,394 and 597,702 for the years ended December 31, 2021, 2020 and 2019, respectively.

Sales contracts in the international market resulted in 150,395, 83,534 and 88,942 for the years ended December 31, 2021, 2020 and 2019, respectively.

•	Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	2021		2020		2019
	Non-current	Current	Non-current	Current	Non-current	Current
Credits for contracts included in “Trade receivables”	11,942	136,751	15,505	98,832	6,785	100,706
Contract assets	—	1,360	—	871	—	203
Contract liabilities	—	13,329	—	6,824	294	7,404

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

24. REVENUES (cont.)

Contract assets are mainly related to the work carried out by the Group under the construction contracts.

Contract liabilities are mainly related to advances received from customers under the contracts for the sale of commodities, fuels, crude oil, methanol, agrochemicals, fertilizers, lubricants and by-products, diesel and natural gas, among others.

During the years ended on December 31, 2021, 2020 and 2019, the Group has recognized 5,897, 6,485 and 4,721, respectively, in revenues from ordinary activities arising from contracts entered into with customers in the statement of comprehensive income, which have been included in the balance for contract liabilities at the beginning of the year.

25. COSTS

	2021	2020	2019
Inventories at beginning of year	100,137	80,479	53,324
Purchases	391,984	170,616	190,601
Production costs (1)	663,756	442,264	378,281
Translation effect	24,915	32,427	33,385
Adjustment for inflation (2)	1,315	563	496
Inventories at end of the period	(153,927)	(100,137)	(80,479)

	1,028,180	626,212	575,608

(1)	See Note 26.
(2)	Corresponds to adjustment for inflation of inventories’ opening balances of subsidiaries with the Peso as functional currency, which was charged to other comprehensive income.

26. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the fiscal years ended December 31, 2021, 2020 and 2019:

	2021
	Production costs (3)	Administrative expenses (2)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	53,176	14,260	8,088		388	75,912	(5)
Fees and compensation for services	4,476	13,517	2,915		14	20,922
Other personnel expenses	13,650	1,113	607		135	15,505
Taxes, charges and contributions	11,802	685	29,129	(1)	95	41,711
Royalties, easements and fees	79,381	—	60		178	79,619
Insurance	7,075	495	223		—	7,793
Rental of real estate and equipment	12,372	34	1,168		—	13,574	(4)
Survey expenses	—	—	—		333	333
Depreciation of property, plant and equipment	253,837	5,695	8,154		—	267,686
Amortization of intangible assets	3,640	1,143	50		—	4,833
Depreciation of right-of-use assets	18,075	15	1,110		—	19,200
Industrial inputs, consumable materials and supplies	36,376	440	782		41	37,639
Operation services and other service contracts	36,662	761	4,990		173	42,586	(4)
Preservation, repair and maintenance	89,200	1,985	2,311		87	93,583	(4)
Unproductive exploratory drillings	—	—	—		931	931
Transportation, products and charges	34,673	5	29,832		—	64,510	(4)
Provision for doubtful trade receivables	—	—	2,988		—	2,988
Publicity and advertising expenses	—	4,302	1,842		—	6,144
Fuel, gas, energy and miscellaneous	9,361	1,446	7,720		229	18,756	(4)

	663,756	45,896	101,969		2,604	814,225

(1)	Includes 19,707 corresponding to export withholdings.
(2)

Includes 482 corresponding to fees and remunerations of Directors and Statutory Auditors of YPF’s Board of Directors. On April 30, 2021, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees corresponding to fiscal year 2020 of 194 and to approve as fees on account of such fees and remunerations for the fiscal year 2021, the sum of 463.

(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 1,938.
(4)	Includes 3,783 and 5,509 corresponding to short-term leases and to the lease charge related to the underlying asset performance and/or use, respectively.
(5)	Includes 1,726 corresponding to Productive Recovery Program II (“REPRO II”) in benefit of OPESSA. See Note 36.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

26. EXPENSES BY NATURE (cont.)

	2020
	Production costs (3)	Administrative expenses (2)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	43,315	13,056	7,230		826	64,427	(5)
Fees and compensation for services	2,469	8,667	1,694		12	12,842
Other personnel expenses	8,789	768	326		36	9,919
Taxes, charges and contributions	7,287	430	14,664	(1)	71	22,452
Royalties, easements and fees	42,709	—	74		80	42,863
Insurance	5,314	403	137		—	5,854
Rental of real estate and equipment	7,332	48	1,892		—	9,272	(4)
Survey expenses	—	—	—		526	526
Depreciation of property, plant and equipment	161,453	4,170	5,829		—	171,452
Amortization of intangible assets	2,821	567	40		—	3,428
Depreciation of right-of-use assets	16,868	16	989		—	17,873
Industrial inputs, consumable materials and supplies	22,838	258	406		27	23,529
Operation services and other service contracts	34,492	588	3,298		544	38,922	(4)
Preservation, repair and maintenance	50,850	1,365	1,501		52	53,768	(4)
Unproductive exploratory drillings	—	—	—		3,586	3,586
Transportation, products and charges	20,966	2	16,997		—	37,965	(4)
Provision for doubtful trade receivables	—	—	12,317		—	12,317
Publicity and advertising expenses	—	2,481	782		—	3,263
Fuel, gas, energy and miscellaneous	14,761	1,671	3,659		86	20,177	(4)

	442,264	34,490	71,835		5,846	554,435

(1)	Includes 9,393 corresponding to export withholdings.
(2)

Includes 193 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 20, 2020, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees corresponding to fiscal year 2019 of 83 and to approve as fees on account of such fees and remunerations for the fiscal year 2020, the sum of 123.

(3)	The expense recognized in the consolidated statement of comprehensive income corresponding to research and development activities amounted to 1,602.
(4)	Includes 4,164 and 5,332 corresponding to short-term leases and to the lease charge related to the underlying asset performance and/or use, respectively.
(5)	Includes 1,539 corresponding to the Work and Production Assistance Program received in benefit of AESA and OPESSA. See Note 36.

	2019
	Production costs (3)	Administrative expenses (2)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	33,991	8,075	4,226		666	46,958
Fees and compensation for services	2,491	6,389	1,265		172	10,317
Other personnel expenses	8,941	962	513		66	10,482
Taxes, charges and contributions	7,370	312	10,627	(1)	48	18,357
Royalties, easements and fees	42,135	—	122		283	42,540
Insurance	2,692	181	118		—	2,991
Rental of real estate and equipment	11,079	38	861		—	11,978	(4)
Survey expenses	—	—	—		1,212	1,212
Depreciation of property, plant and equipment	139,345	2,839	3,710		—	145,894
Amortization of intangible assets	2,020	323	31		—	2,374
Depreciation of right-of-use assets	9,835	—	674		—	10,509
Industrial inputs, consumable materials and supplies	22,095	183	201		51	22,530
Operation services and other service contracts	18,512	744	2,249		287	21,792	(4)
Preservation, repair and maintenance	48,762	1,021	1,081		125	50,989	(4)
Unproductive exploratory drillings	—	—	—		3,832	3,832
Transportation, products and charges	23,137	15	16,222		—	39,374	(4)
Provision for doubtful trade receivables	—	—	3,184		—	3,184
Publicity and advertising expenses	—	2,551	1,065		—	3,616
Fuel, gas, energy and miscellaneous	5,876	1,068	3,749		99	10,792	(4)

	378,281	24,701	49,898		6,841	459,721

(1)	Includes 6,541 corresponding to export withholdings.
(2)

Includes 80 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 26, 2019, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees corresponding to fiscal year 2018 of 65 and to approve as fees on account of such fees and remunerations for the fiscal year 2019, the sum of 87.

(3)	The expense recognized in the consolidated statement of comprehensive income corresponding to research and development activities amounted to 1,261.
(4)	Includes 7,223 and 3,326 corresponding to short-term leases and to the lease charge related to the underlying asset performance and/or use, respectively.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

27. OTHER NET OPERATING RESULTS

	2021	2020	2019
Result for sale of participation in areas (1)	2,034	12,233	778
Result from sale of assets held for disposal	5,549	—	—
Construction incentive (2)	686	—	688
Lawsuits	(34,592)	(5,300)	(2,732)
Insurance	1,503	3,925	498
Unrecoverable credit—Resolution MINEM No. 508-E/2017 (3)	—	—	(622)
Result for contractual commitment Exmar (4)	—	(8,285)	—
Miscellaneous	1,567	1,376	260

	(23,253)	3,949	(1,130)

(1)	See Note 34.b).
(2)	See Note 34.b).
(3)	See Note 35.c.3).
(4)	See Note 34.d).

28. NET FINANCIAL RESULTS

	2021	2020	2019
Financial income
Interest income	16,880	7,363	7,665
Exchange differences	60,188	92,694	80,490
Financial accretion	10,158	7,546	5,250

Total financial income	87,226	107,603	93,405

Financial loss
Interest loss	(71,870)	(65,821)	(48,136)
Exchange differences	(37,176)	(56,592)	(32,555)
Financial accretion	(23,786)	(16,340)	(10,842)

Total financial costs	(132,832)	(138,753)	(91,533)

Other financial results
Results on financial assets at fair value with changes in results	10,869	3,862	(1,449)
Results from derivative financial instruments	(1,048)	(860)	(293)
Result from net monetary position	12,384	7,828	5,904
Results from transactions with financial assets	—	9,786	—
Result from financial instruments exchange (1)	—	1,330	—
Result from debt exchange (2)	1,855	(2,097)	—

Total other financial results	24,060	19,849	4,162

Total net financial results	(21,546)	(11,301)	6,034

(1)	See Note 6.
(2)	See Note 21.

29. INVESTMENTS IN JOINT OPERATIONS

The Group participates in JO and other agreements that give to the Group a contractually established percentage over the rights of the assets and obligations that emerge from the contracts. Interest in such JO and other agreements have been consolidated line by line on the basis of the above mentioned interest over the assets, liabilities, income and expenses related to each contract. Interest in JO and other agreements have been calculated based upon the latest available financial statements as of the end of each year, taking into consideration significant subsequent events and transactions as well as management information available.

The exploration and production JO and other agreements in which the Group participates allocate the hydrocarbon production to each partner based on the ownership interest. Consequently, such hydrocarbons are commercialized directly by the partners recognizing each of them the corresponding economic effects.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

29. INVESTMENTS IN JOINT OPERATIONS (cont.)

The assets and liabilities as of December 31, 2021, 2020 and 2019, and main expenses for these fiscal years of the JO and other agreements in which the Group participates are as follows:

	2021	2020	2019
Non-current assets (1)	358,863	282,381	221,219
Current assets	11,629	6,122	8,723

Total assets	370,492	288,503	229,942

Non-current liabilities	27,672	21,136	17,754
Current liabilities	36,564	21,574	27,641

Total liabilities	64,236	42,710	45,395

	2021	2020	2019
Production cost	135,238	87,322	70,552
Exploration expenses	306	265	123

(1)	It does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO and other agreements.

As of December 31, 2021, the main exploration and production JO in which the Group participates are the following:

Name	Location	Participation	Operator
Acambuco	Salta	22.50%	Pan American Energy LLC
Aguada Pichana Este—Área Vaca Muerta (1)	Neuquén	22.50%	Total Austral S.A.
Aguada Pichana Este—Residual (1)	Neuquén	27.27%	Total Austral S.A.
Aguaragüe	Salta	53.00%	Tecpetrol S.A.
CAM-2/A SUR	Tierra del Fuego	50.00%	Enap Sipetrol Argentina S.A.
Campamento Central / Cañadón Perdido	Chubut	50.00%	YPF
Consorcio CNQ 7/A	La Pampa y Mendoza	50.00%	Pluspetrol Energy S.A.
El Tordillo	Chubut	12.20%	Tecpetrol S.A.
La Tapera y Puesto Quiroga	Chubut	12.20%	Tecpetrol S.A.
Lindero Atravesado	Neuquén	37.50%	Pan American Energy LLC
Magallanes	Santa Cruz, Tierra del Fuego and Plataforma Continental Nacional	50.00%	Enap Sipetrol Argentina S.A.
Loma Campana	Neuquén y Mendoza	50.00%	YPF
Ramos	Salta	42.00%	Pluspetrol Energy S.A.
Rincón del Mangrullo	Neuquén	50.00%	YPF
San Roque	Neuquén	34.11%	Total Austral S.A.
Yacimiento La Ventana – Río Tunuyán	Mendoza	70.00%	YPF
Zampal Oeste (3)	Mendoza	—	—
Narambuena	Neuquén	50.00%	YPF
La Amarga Chica	Neuquén	50.00%	YPF
El Orejano	Neuquén	50.00%	YPF
Bajo del Toro (1)	Neuquén	50.00%	YPF
Bandurria Sur (1)	Neuquén	51.00%	YPF
Aguada de Castro and Aguada Pichana Oeste (1)	Neuquén	30.00%	Pan American Energy LLC
Cerro Las Minas (4)	Neuquén	—	—
Las Tacanas	Neuquén	50.00%	YPF
Rio Neuquén	Neuquén	33.33%	YPF
Chachahuen	Mendoza	70.00%	YPF
Pampa Yeguas I	Neuquén	50.00%	EXXON
Loma del Molle	Neuquén	50.00%	EXXON
CAN 100 (2)	Argentine Government	—	—
La Calera	Neuquén	50.00%	PLUSPETROL
Bajada Añelo	Neuquén	50.00%	O&G (Shell)
La Yesera (2)	Río Negro	35.00%	CAPEX

(1)	See Note 34.b).
(2)	See Note 34.a).
(3)

On November 15, 2021, YPF was notified of Administrative Decision No. 82/2021 whereby the Province of Mendoza approved the reversion of the Zampal Oeste exploitation block corresponding to the JO Zampal Oeste.

(4)

On December 16, 2021, in compliance with Decree No. 2,203/2021 of the Province of Neuquén, the Company’s partner Total Austral S.A. was authorized to assign its interest in the exploration permit with unconventional objective in Cerro Las Minas area to YPF.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

30. SHAREHOLDERS’ EQUITY

The Company’s subscribed capital as of December 31, 2021, is 3,931 and 2 treasury shares represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of $ 10 and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31, 2021, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government will be required for: 1) mergers, 2) acquisitions of more than 50% of the Company’s shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

Until the enactment of Law No. 26,741 detailed in the next paragraphs, Repsol S.A. (“Repsol”) had a participation in the Company, directly and indirectly, of approximately 57.43% shareholding while Petersen Energía S.A.U. and its affiliates exercised significant influence through a 25.46% shareholding of YPF’s capital stock.

Law No. 26,741 enacted on May 4, 2012, changed YPF’s shareholding structure. The mentioned Law declared the class D Shares of YPF owned by Repsol S.A. as national public interest and subject to expropriation, its controlled or controlling entities, representing 51% of YPF’s equity. In addition, Law 26,741 declared that achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, shall be considered of national public interest and a priority for the Argentine Republic, with the goal of guaranteeing socially equitable economic development, job creation, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the provinces and regions. The shares subject to expropriation were distributed as follows: 51% for the Argentine federal government and 49% for certain Argentine Provinces.

The General Ordinary and Extraordinary Shareholders’ Meeting was held on April 30, 2021 and approved the financial statements of YPF for the fiscal year ended December 31, 2020, and additionally, approved the following resolution in relation to the allocation of retained earnings as of December 31, 2020: a) to completely eliminate the reserve for future dividends, the reserve for the purchase of treasury shares and the reserve for investments; and b) to partly absorb accumulated losses in retained earnings up to 13,184 against the amounts corresponding to the released reserves for up to such amount.

31. EARNINGS PER SHARE

The following table shows the net income and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	2021	2020	2019
Net loss	257	(69,649)	(34,071)
Average number of shares outstanding	392,792,602	392,555,569	392,314,842
Basic and diluted earnings per share	0.65	(177.42)	(86.85)

Basic and diluted earnings per share are calculated as shown in Note 2.b.13).

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

32. ISSUES RELATED TO MAXUS ENTITIES

32.a) Legal proceedings

32.a.1) Introduction

At the time of its acquisition by YPF in 1996, Maxus Energy Corporation (“Maxus”) and certain of its subsidiaries (including Tierra Solutions, Inc. (formerly Chemical Land Holdings) (“TS”), Maxus International Energy Company, Maxus (US) Exploration Company and Gateway Coal Company (collectively, and together with Maxus and TS, the “Maxus Entities” or “Debtors”)), would have certain liabilities related to former operations of a previous Maxus subsidiary, Diamond Shamrock Chemical Company (“Chemicals”). In 1986, Maxus sold Chemicals to Occidental Chemical Corporation (“Occidental”), and in connection with that sale agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to September 4, 1986, including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to that date. Mainly as a result of such indemnity obligation, Maxus, directly or through its subsidiaries, has been involved in various administrative and judicial proceedings of an environmental and contractual nature in the United States, to collect a monetary claims for such liabilities, as described in Note 32.a.2).

In June 2016, the Debtors filed voluntary petitions under Chapter 11 of the Bankruptcy Code of the United States (“United States Bankruptcy Code”) with the United States Bankruptcy Court of the District of Delaware (“Bankruptcy Court”), which had the effect of staying such proceedings and claims, as described in Note 32.a.3). In December 2016, as part of this reorganization process, the Debtors filed their proposed plan of liquidation (“Liquidation Plan”) under the United States Bankruptcy Code. In March 2017 the Debtors and the Creditors Committee of the Debtors (“Creditors Committee”) filed their alternative proposed plan of liquidation (“Alternative Plan”) under the United States Bankruptcy Code, which contemplated the creation of a liquidating trust (“Liquidating Trust”). The Bankruptcy Court approved the Alternative Plan in May 2017, which became effective in July 2017.

In June 2018, the Liquidating Trust filed a lawsuit with the Bankruptcy Court against YPF, several of its subsidiaries and other companies non-related to YPF, claiming alleged damages in an amount up to US$ 14,000 million, on the basis of allegations of fraudulent transfers and alter ego liability of YPF in connection with corporate restructuring transactions. Throughout the 1990s and 2000s decades, YPF carried out certain restructurings of its international operations, including companies that currently make up the Debtors’ group, which were carried out in the ordinary course with the legitimate objective of achieving greater efficiencies in the management of the Group’s international operations. For its part, the Liquidating Trust alleges that (i) these restructuring transactions constitute fraudulent transfers for which YPF is liable and (ii) YPF is an alter ego of the Debtors and is responsible for all of their liabilities, including the environmental liabilities described in Note 32.a.2.i). YPF rejected these allegations made by the Liquidating Trust for considering them without merit and is defending itself in a proceeding that is still ongoing as of the date of these financial statements, as described in Note 32.a.4). YPF, and, together with the other companies of the Group that are part of this claim, will continue defending itself in compliance with applicable legal procedures and available defenses.

32.a.2) Background to the Reorganization Process of the Maxus Entities under the United States Bankruptcy Code

As described in Note 32.b), following the petition filed by the Debtors with the Bankruptcy Court under the United States Bankruptcy Code in June 2016, YPF Holdings is no longer able to exercise its power over such entities to significantly influence on their operations and results. As a result, the disclosure made in this Note 32.a.2) about events subsequent to the filing date under Chapter 11 of the United States Bankruptcy Code, is derived solely from information published by the competent authorities cited in this Note, mainly the United States Environmental Protection Agency (Environmental Protection Agency or “EPA”). Therefore, due to the inherent limitations of the aforementioned loss of control, the Company cannot guarantee the completeness and accuracy of such updates.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

32. ISSUES RELATED TO MAXUS ENTITIES (cont.)

32.a.2.i) Environmental administrative matters

In 1986 at the time of selling Chemicals to Occidental, TS (then known as Chemical Land Holdings, Inc.) owned a chemical plant located on Lister Avenue in Newark, New Jersey, on the banks of the Passaic River. The plant allegedly discharged chemicals that contaminated the area surrounding the plant (“Lister Site”), the Passaic River and Newark Bay. After the sale and up to the date the Debtors filed the petition for reorganization with the Bankruptcy Court in June 2016, the plant continued to be owned by TS, one of the Debtors. Occidental alleges that under the sale agreement, Maxus would have made itself liable to indemnify Occidental for all environmental liabilities related to the Lister Site, the Passaic River and the Newark Bay that may be Chemicals´ or Occidental´s responsibility. Throughout the 1990s and subsequently, the EPA, the New Jersey Department of Environmental Protection (“Department of Environmental Protection” or “DEP”), and the National Oceanic and Atmospheric Administration (“NOAA”) initiated several administrative proceedings against Occidental, the Debtors, and various other entities in connection with the study and remediation of environmental liabilities located at the Lister Site, the Passaic River, and Newark Bay. As described below, some of these administrative proceedings are still ongoing and, to the extent that the authorities determine that Occidental and/or the Debtors are liable under these administrative proceedings, such determination of liability could affect the calculation of damages claimed by the Liquidating Trust for fraudulent transfers and alter ego in the litigation described in Note 32.a.4).

•	Feasibility Study and 2016 ROD for the environmental remediation of the lower 8.3 miles of the Passaic River

On June 2007, the EPA released a draft Focused Feasibility Study, which outlined several alternatives for remedial action in the lower 8.3 miles of the Passaic River. On April 11, 2014 the EPA published a new draft feasibility study containing 4 remediation alternatives analyzed by the EPA, as well as the estimate of the cost of each alternative.

On March 4, 2016, the EPA issued the 2016 ROD choosing the alternative to request the dredging and backfilling of 4.3 million cubic yards and placement of an engineered cap (a physical barrier constructed primarily of sand and stone) as a remedy to address the contaminated sediments. The 2016 ROD estimated that the cost of these remediation works would amount to US$ 1,382 million. In the 2016 ROD the EPA stated that the whole project would take approximately 11 years, including 1 year for negotiations among potentially responsible parties, 3 to 4 years for project design and 6 years for its implementation.

On March 31, 2016, the EPA notified more than 100 potentially responsible parties, including Occidental, of the liabilities relating to the 8.3 miles area of the Passaic River relating to the 2016 ROD. In the same notice the EPA stated that it expected Occidental (who had filed claims against Maxus under the indemnity agreement in the pending litigation in New Jersey (see Note 32.a.2.ii)) to prepare the remediation plan design.

In September 2016, the EPA and Occidental entered into an agreement for Occidental to perform the design of the cleanup plan of the lower 8.3 miles of the Passaic River as per the 2016 ROD and under the EPA oversight. As of the date of these consolidated financial statements, Occidental continues with the design process.

•	Removal Action Next to Lister Site

In June 2008 the EPA, Occidental, and TS entered into an administrative order of consent, pursuant to which TS, on behalf of Occidental, under the indemnity agreement, would undertake a removal action of sediment from the Passaic River in the vicinity of the Chemicals plant located on Lister Avenue in Newark, New Jersey. This action resulted in the removal of 200,000 cubic yards of sediment, which was to be carried out in 2 different phases. The first phase, which commenced in July 2011 and was substantially completed in 2012. The EPA conducted a site inspection in January 2013, and TS received confirmation of completion in March 2013. The second phase has not yet been initiated and in the 2016 ROD, the EPA indicated that it would be integrated into the design of the remediation plan for the lower 8.3 miles of the Passaic River mentioned above.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

32. ISSUES RELATED TO MAXUS ENTITIES (cont.)

•	Feasibility study for the lower 17 miles of the Passaic River and the 2021 ROD for the upper 9 miles of the Passaic River

In July 2019, the Feasibility Study/Remedial Investigation (“FS/RI”) for the lower 17 miles of the Passaic River (of which the 8.3 miles described in the previous section are part of), and the EPA preliminarily approved such FS/RI subject to review and approval of the bioaccumulation model. According to the EPA, the bioaccumulation model should be finalized and submitted to a peer review process. Meanwhile, on September 28, 2021, the EPA issued a new 2021 ROD that provided interim actions for the remaining 9 miles of the Passaic River (i.e., the 9 miles of the Passaic River upstream of the lower 8.3 miles mentioned above). The work under the 2021 ROD is expected to involve a combination of dredging and capping to control the dioxin and other hazardous substances, at an estimated cost of $441 million. The EPA has indicated that a final ROD should be issued for the lower 17 miles of the Passaic River, which may require remediation work beyond the work described in the 2016 ROD for the lower 8.3 miles and the 2021 ROD for the remaining 9 miles of the Passaic River.

•	Feasibility study for the Newark Bay

The FS/RI to evaluate remediation alternatives in the Newark Bay and parts of the Hackensack, Arthur Kill and Kill van Kull rivers remain pending.

•	Other environmental proceedings

Other environmental matters for which it is alleged that the Debtors and/or Occidental could be liable, and which consequently could impact the calculation of damages claimed by the Liquidating Trust under the legal proceedings described in Note 32.a.4), include liabilities arising from: (a) a ferrous chromate processing plant in Kearny, New Jersey; (b) the “Standard Chlorine Chemical Company Superfund Site”; (c) a ferrous chromate processing plant in Painesville, Ohio; (d) certain removals of contaminants located in Greens Bayou; (e) the “Milwaukee Solvay Coke & Gas site” located in Milwaukee, Wisconsin; (f) the “Black Leaf Chemical Site,” “Tuscaloosa Site,” “Malone Services Site” and “Central Chemical Company Superfund Site” (Hagerstown, Maryland); and (g) the remediation action in Mile 10.9.

32.a.2.ii) Legal proceedings in the courts of New Jersey for the Passaic River

In relation to the alleged contamination in the lower stretch of the Passaic River, Newark Bay, other nearby waterways and surrounding areas, in 2005, the DEP sued Maxus, TS, YPF Holdings, YPF International, YPF, Repsol and several companies, including Occidental seeking remediation of natural resources damages and punitive damages and other matters. The defendants made responsive pleadings and filings.

In 2007 Occidental filed cross-claims alleging that under Chemicals’ sale agreement, Maxus would be liable to indemnify Occidental for the damages that the DEP claimed from Occidental, and that YPF and Repsol were also liable for such damages as they had received fraudulent transfers from Maxus and/or were Maxus’ alter ego. The defendants rejected these allegations and asserted appropriate defenses.

In July and August 2011, the New Jersey Court ruled over motions for partial summary judgments filed by the DEP and Occidental, concluding that (i) the discharge of hazardous substances by Chemicals had been proven, and (ii) TS had Spill Act liability to the State of New Jersey based on (a) the current ownership of the Lister Site and (b) that Maxus had the liability to indemnify Occidental.

In 2013 the DEP entered into a proposed settlement agreement with YPF, YPF International, YPF Holdings, Maxus and TS (“Settlement Agreement”). The proposal of the Settlement Agreement, which did not imply endorsement of facts or rights and presented only for conciliatory purposes, was subject to an approval process, publication, comment period and approval by the New Jersey Court. According to the terms of the Settlement Agreement, the DEP would agree to release certain claims related with environmental liabilities within a geographic area of the Passaic River initiated against YPF, YPF International, YPF Holdings, Maxus and TS, naming YPF, YPF International, YPF Holdings, Maxus, TS and other participants in the litigation a limited liability of up to US$ 400 million, if they are found responsible. In return, Maxus would make cash payment of US$ 65 million at the time of approval of the Settlement Agreement.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

32. ISSUES RELATED TO MAXUS ENTITIES (cont.)

Simultaneously, Repsol reached a settlement agreement with the DEP, agreeing to pay US$ 65 million.

In 2013, the New Jersey Court approved the Settlement Agreement and, on February 10, 2014, in compliance with the Settlement Agreement, Maxus made a deposit of US$ 65 million.

On December 16, 2014, the New Jersey Court approved the settlement agreement whereby the DEP agreed to settle all claims against Occidental related to the environmental liabilities within a specific geographical area of the Passaic River, in consideration for the payment of US$ 190 million and a sum amounting up to US$ 400 million to reimburse the State of New Jersey in the event it is required to pay a percentage of the costs for future remedial actions in accordance with the United States Federal Comprehensive Environmental Response, Compensation and Liability Act.

Following the signing of the aforementioned settlement and compromise agreements, the cross-claims between the defendants (Occidental, Maxus, TS, YPF International, YPF Holdings, YPF and Repsol) were pending resolution by the New Jersey Court.

Depositions of approximately 40 witnesses relating to such claims took place between December 2014 and October 2015. In late 2015, the parties filed several motions for early summary judgment. On January 14, 2016, such motions were ruled by means of non-binding opinions issued by the Special Master, which were confirmed by the New Jersey Court on April 5, 2016.

These opinions, among others:

•	Denied YPF’s motion requesting that summary judgment be granted to YPF in connection with Occidental’s alter ego claims.

•

Determined that under Chemicals’ sale agreement, Maxus was responsible to indemnify Occidental for the entirety of Occidental’s environmental liabilities at the Lister Site, notwithstanding any Occidental conduct, but that Occidental would have to prove the reasonableness of the US$190 million it had agreed to pay to the DEP in order to pass that cost on to Maxus.

•

Granted Repsol’s motion requesting that summary judgment be granted to Repsol in connection with the alter ego claims brought by Occidental. This decision in favor of Repsol was reversed by the Superior Court of New Jersey—Appellate Division on December 27, 2021.

On April 5, 2016, the New Jersey Court set June 20, 2016 as the trial date. However, all litigation against Maxus and YPF has been stayed as of June 17, 2016, when Maxus, TS and other affiliated companies filed a voluntary petition of the reorganization process under Chapter 11 with the Delaware Bankruptcy Court, as described in Note 32.a.3).

On June 28, 2016, at Occidental’s request, the New Jersey Court transferred the venue of the remaining claims in the Passaic River Litigation from the New Jersey Court to the Delaware Bankruptcy Court. On November 15, 2016, at Repsol’s request, the Delaware Bankruptcy Court remanded certain cross-claims between Repsol and Occidental to the New Jersey Court. After several rulings issued by the New Jersey Court and appeals filed by the two parties, such claims are still pending before the New Jersey Court.

32.a.3) Reorganization Process under Chapter 11 of the United States Bankruptcy Code

On June 17, 2016, voluntary petitions under Chapter 11 of the United States Bankruptcy Code were filed with the United States Bankruptcy Court by the Debtors and subsidiaries of YPF Holdings. In this context, the Debtors entered into an agreement with YPF, YPF Holdings, CLH Holdings Inc. (“CLH Holdings”), YPF International and YPF Services USA Corp (“YPF Services”), together the “YPF Entities,” to settle all of the Debtors’ claims against the YPF Entities, including any alter ego claims which, in the YPF Entities’ opinion, have no merit (“2016 Agreement”).

The 2016 Agreement provided for: (i) the granting of a year-long loan by YPF Holdings for an amount of up to US$ 63.1 million (“DIP Loan”) to finance the Debtors’ activities during a bankruptcy case, and (ii) a payment of US$ 130 million to the Debtors (“Settlement Payment”) for a release of all claims that the Debtors might have against the YPF Entities.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

32. ISSUES RELATED TO MAXUS ENTITIES (cont.)

The first hearing corresponding to the filing under the United States Bankruptcy Code took place on June 20, 2016. At that hearing, the Bankruptcy Court approved, among other things, the Debtors’ motions under the DIP Loan to continue as “debtors in possession,” regarding their day-to-day operations, including the Debtors’ use of the system for fund management, administration, payment of salaries and benefits to retired employees.

On December 29, 2016, the Debtors filed with the Bankruptcy Court their proposed Liquidation Plan under the United States Bankruptcy Code. The Plan foresaw a US$ 130 million Settlement Payment under the 2016 Agreement and provided that if the 2016 Agreement was approved, portions of the US$ 130 million Settlement Payment would be deposited into (i) a liquidating trust for distribution to creditors and (ii) an environmental response trust for use in remediation. Moreover, if the Liquidation Plan were approved, the 2016 Agreement with the Debtors would likely be confirmed and the claims against the YPF Entities, including the alter-ego claims, would be settled and released in exchange for the US$ 130 million Settlement Payment.

The Liquidation Plan, however, provided for certain contingencies should the Bankruptcy Court not approve the 2016 Agreement. In that scenario, the Debtors’ claims against YPF Entities, including the alter-ego claims or piercing the corporate veil, would be transferred into a liquidating trust.

On March 28, 2017, the Debtors and the Creditors Committee submitted the Alternative Plan, which did not include the 2016 Agreement with the YPF Entities.

Under the Alternative Plan, the Liquidating Trust may submit alter ego claims and any other claim belonging to the insolvent’s estate against the Company and the YPF Entities. The Liquidating Trust would be financed by Occidental in its capacity as creditor of the Debtors. As such Alternative Plan did not contemplate the implementation of the originally submitted 2016 Agreement, on April 10, 2017 YPF Holdings sent a Note giving notice that this situation constituted an event of default under the DPI Loan. By the approval of the financing offered by Occidental under the Alternative Plan, the Bankruptcy Court ordered the return of the outstanding amounts (US$ 12 million) under the terms of the DIP Loan, which were subsequently received by YPF Holdings.

On May 22, 2017, the Bankruptcy Court issued an order confirming the Alternative Plan submitted by the Creditors Committee and the Debtors, which became effective as of July 14, 2017. Through the Alternative Plan the Liquidating Trust was created, which brought in 2018 the complaint referred to in Note 32.a.4) hereafter.

32.a.4) Claim of the Liquidating Trust

On June 14, 2018, the Liquidating Trust filed a lawsuit against YPF, YPF Holdings, CLH Holdings, YPF International and other companies non-related to YPF (Repsol Exploración, S.A., Repsol USA Holdings Corp, Repsol E&P USA, Inc., Repsol Offshore E&P USA, Inc., Repsol E&P T&T Limited, and Repsol Services Co. (collectively “Repsol”)) before the Bankruptcy Court, claiming alleged damages of up to US$14 billion, on the basis of allegations of fraudulent transfers and liability of YPF as Maxus´ alter ego (“Claim”). As described above, throughout the 1990s and 2000s decades, YPF conducted several restructuring operations of its international operations, including companies that today make up the Debtors’ group, which were carried out in the ordinary course with the legitimate objective of achieving greater efficiencies in the management of the Group’s international operations. For its part, the Liquidating Trust alleges that (i) these restructuring transactions constitute fraudulent transfers for which YPF is liable and (ii) YPF should be treated as an alter ego of the Debtors and be held responsible for all of the Debtors’ liabilities, including the environmental liabilities described in Note 32.a.2.i). Consequently, YPF rejected such allegations of the Liquidating Trust, and, together with the other companies of the Group that are part of the Claim, filed a motion to dismiss the Claim (“Motion to Dismiss”).

Between October 19, 2018 and January 22, 2019, several procedural actions were completed in connection with the Motion to Dismiss. Similarly, during that period, Repsol also filed a motion requesting that the Bankruptcy Court dismiss the Claim. On February 15, 2019, the Bankruptcy Court ruled to dismiss both motions.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

32. ISSUES RELATED TO MAXUS ENTITIES (cont.)

On March 1, 2019, YPF, together with the other companies of the Group that are part to the Claim, filed an appeal to the resolution dated February 15, 2019, rejecting the Motion to Dismiss. The appeal was denied by the Delaware District Court on September 12, 2019 and the parties proceeded to the discovery process.

While the aforementioned appeal was being heard, on April 1, 2019, both YPF on one hand, together with the other companies of the Group that are part of the Claim, and Repsol on the other hand, answered the complaint initiated by the Liquidating Trust.

Within the framework of the Claim, during 2019 and 2020, court activity focused on (i) the filing of motions to withdraw the reference, the purpose of which is to have a matter handled by a bankruptcy court be transferred to an ordinary court of the respective district, (ii) the discovery process, (iii) the filing of a motion to disqualify to the attorneys of the Liquidating Trust, and (iv) the definition of procedural stages.

Concerning the motions to withdraw the reference, on June 7, 2019, Repsol filed its motion to withdraw the reference, and YPF, together with the other companies of the Group that are parties to the Claim, filed their motion in the same sense on June 11, 2019.

On March 23, 2020, the District Court for the District of Delaware rejected the motion to withdraw the reference raised by Repsol, as well as the one raised by YPF together with the other companies of the Group that are part of the Claim.

With regard to the discovery process, the judicial activity mainly included processes related to the definition of the documentary and testimonial evidence to be produced in the process. YPF, together with the other companies of the Group that are part of the Claim, on the one part, and the Liquidating Trust, on the other, requested and challenged, respectively, in different motions, the inclusion of evidence, including the evidence produced in the Passaic River trial mentioned in Note 32.a.2.ii), which was dismissed by the Bankruptcy Court hearing the case, the evidence in the possession of Occidental and its subsidiaries, witness interrogatories and other means of evidence.

On December 19, 2020, YPF, together with the other companies of the Group that are part of the Claim, filed a Motion to Disqualify White & Case LLP as legal representatives of the Liquidating Trust. The motion is based on the Company’s understanding that White & Case LLP might be prevented from acting in such capacity by virtue of conflicts of interest arising from the incorporation to the firm of attorney-at-law Jessica Boelter, former partner of the firm Sidley Austin LLP and member of the team of attorneys that advised YPF and the other companies of the Group that are part of the Claim in this process.

On April 6, 2021, the Bankruptcy Court denied the motion for disqualification filed by YPF and the other companies of the Group that are part of the Claim. On July 30, 2021, at the request of YPF and the other companies of the Group that are parties to the Claim, the Third Circuit Court of Appeals authorized such parties to present an appeal against the decision of the Bankruptcy Court rejecting the disqualification motion.

On October 20, 2021, YPF together with the other companies of the Group that are part of the Claim, filed the grounds to the appeal on the dismissal of the motion for disqualification before the Federal Court of Appeals for the Third Circuit.

On December 3, 2021, the Liquidating Trust filed its brief in opposition to the appeal filed by YPF and the other Class companies that are parties to the Claim. On January 7, 2022, YPF together with the other companies of the Group that are part of the Claim, filed its reply brief. As of the date of these consolidated financial statements, the Court of Appeals for the Third Circuit has not established a date for the oral arguments.

In relation to the procedural steps, the discovery process was substantially concluded on October 21, 2021. The latest schedule approved by the Bankruptcy Court provided that the expert discovery would conclude on February 18, 2022, a deadline that was postponed until April 8, 2022, for certain actions. In turn, the timeline provides that motions for summary judgment to be fully substantiated by June 8, 2022, and that a hearing for oral arguments on the motions for summary judgment will be held on June 13, 2022.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

32. ISSUES RELATED TO MAXUS ENTITIES (cont.)

As of the date of these consolidated financial statements, no date has been set for the Trial. The Trial schedule may be extended or modified by the Bankruptcy Court.

As the process moves forward and given the complexity of the claims and the evidence that may be produced by the parties, the Company will continue analyzing the status of the case and its potential impact on the Group’s results and financial position.

The Company, together with the other companies of the Group that are part of the Claim, will continue defending itself in compliance with applicable legal procedures and available defenses.

32.b) Accounting matters

In connection with the petition filed with the Bankruptcy Court under the United States Bankruptcy Code by the Maxus Entities on June 17, 2016, as described in Note 32.a.2), the Management of the Company considered this an event that required reconsideration of whether the consolidation of such Entities remained appropriate. In order to carry out this analysis, the Company followed the guidelines established in IFRS 10 “Consolidated Financial Statements” to reassess whether it maintained control over the activities of the Maxus Entities. This analysis, in accordance with IAS 8, was complemented by the criteria set forth in the United States Standard ASC 810 published by the FASB, the principles of which are consistent with IFRS 10, but addresses in more detail the issues related to the consolidation of entities that file a reorganization proceeding under the United States Bankruptcy Code.

Generally, when an entity files a petition under the United States Bankruptcy Code, shareholders do not maintain the ability to exercise the power to make decisions that have a significant impact on the economic performance of the business of entities because that power is usually subject to Bankruptcy Court approval.

The petition filed by the Maxus Entities under the United States Bankruptcy Code had relevant effects on the rights of YPF Holdings as a shareholder of these Entities, because creditors of the bankruptcy process (the “Creditors”) replaced the shareholders in their legal capacity to file derivative suits against the directors on behalf of the Entities for breach of the Debtors’ fiduciary obligations, since the Creditors would be the main beneficiaries in any increase in value of these Entities. However, at the time of the voluntary filing of the reorganization process under the United States Bankruptcy Code, it should be noted that YPF Holdings retained its right to designate directors of the Maxus Entities through shareholders’ meetings, unless the Bankruptcy Court orders otherwise. In addition, the bankruptcy cases filed with the United States Bankruptcy Court also affected the responsibilities and functions of the board of directors and management of each of the respective Maxus Entities. Each of the Maxus Entities had become a “debtor in possession” and, in accordance with the United States Bankruptcy Code, remained in possession of its property and, subject to certain limitations, was authorized to carry out its normal operations, unless the United States Bankruptcy Court ordered otherwise. Even so, during the United States Bankruptcy Code’s Chapter 11 cases, the directors of the Debtors do not have absolute discretion, since any decision outside the ordinary course of business of the Debtors will be subject to the approval of the United States Bankruptcy Court.

Likewise, on November 8, 2016, the Maxus Entities amended their by-laws in order to give greater discretion to the independent directors.

In view of the foregoing, due to the petition filed with the United States Bankruptcy Court, the Company understands that it is no longer able to exercise its power over such Entities to significantly influence on the Maxus Entities’ operations and results, a necessary condition established by IFRS 10 to establish the existence of an effective financial control and therefore, on June 17, 2016, it proceeded to deconsolidate the investments of the Maxus Entities.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

33. CONTINGENT ASSETS AND LIABILITIES

The Group has the following contingencies and claims, individually significant, which in the opinion of the Company’s Management and its external counsels, have a possible outcome. Based on the information available to the Group, including the amount of time remaining before conclusion of pending lawsuits, the results of evidence discovery and the assessment of internal and external advisors, the Group is unable to estimate the reasonably possible loss or range of loss in relation to certain matters described in section 33.b).

33.a) Contingent assets

The Group has no significant contingent assets.

33.b) Contingent liabilities

33.b.1) Environmental claims

•	Asociación Superficiarios de la Patagonia (“ASSUPA”)

ASSUPA sued the companies operating exploitation concessions and exploration permits in the different basins (Neuquina Basin in 2003, Northwest Basin in 2010, and San Jorge and Austral Basins in 2012), YPF among them, claiming the remediation of the general environmental damage purportedly caused by hydrocarbon activities. In addition, it requested the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future.

Concessionary companies in the Neuquina basin areas

The claim was answered by YPF and the rest of the sued parties. Following several proceedings, on December 30, 2014, the CSJN issued 2 interlocutory judgments. The first judgment declared that all environmental damages related to local and provincial situations were outside the scope of its original competence, and that only “inter-jurisdictional situations” (such as the Colorado River basin) would fall under its venue. In the second judgment, the Court rejected the petition filed by ASSUPA to incorporate Repsol SA and the directors who carried their activities in YPF until April 2012 as a necessary third party. The Court also rejected precautionary measures and other proceedings related to such request.

As a result of such decision, a preventive action has been filed by an individual to prevent future damages and reduce presumed damages, an action for repair of damages consisting of the comprehensive remediation of collective damages allegedly caused by the hydrocarbon activity undertaken by YPF in the Province of Neuquén. In such action, YPF answered the claim and requested that the National Government, the Provincial Government and other oil companies in the area be summoned to appear.

Concessionary companies in the Northwest Basin areas

On December 1, 2014, YPF was notified of the complaint and moved for the suspension of procedural deadlines due to notification defects, which motion was granted by the Court. On April 19, 2017, YPF was notified of the Court order resuming procedural deadlines and timely filed a challenge for legal defect, together with other the co-defendants. The court ordered that terms to answer the complaint be stayed until a final order is rendered on the defense based on a legal defect.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

33. CONTINGENT ASSETS AND LIABILITIES (cont.)

Concessionary companies in the Golfo San Jorge Basin areas

YPF filed a legal defect exception. Based on such filing the court ordered the suspension of the terms to answer the complaint. The terms will continue to be suspended until a final decision is made and submitted by the Company, which will be resolved when notice of process has been served on, and the complaint has been answered by, all the defendant companies. On February 8, 2021, the judge declared the incompetence of the federal justice in the case, understanding that the existence of an interjurisdictional damage to justify it had not been demonstrated. This decision is final and conclusive.

On March 29, 2021, the Court of Appeals confirmed the first instance judgment rendered on February 8, 2021, whereby the judge resolved to declare the lack of jurisdiction of the federal courts on the grounds that an interjurisdictional damage had not been proved. This decision has not been appealed by the plaintiff, and therefore is a final and conclusive judgment.

On May 3, 2021, ASSUPA requested the Public Prosecutor’s Office to investigate the possible commission of criminal offences, and demanded that the Prosecution Unit for Investigations of Environmental Crimes (“UFIMA”, by its acronym in Spanish) be involved in the investigation to provide assistance in the matter of its jurisdiction, elaborating investigation strategies and/or defining courses of action for the investigation of the offenses claimed. Besides, it requested the referral of the case to the provincial courts for the continuation of the case, which generated the creation of a new case file. On September 9, 2021, the judge declared his lack of jurisdiction given the absence of interjurisdictional damages.

On May 14, 2021, the judge rejected ASSUPA’s request to refer the case to the provincial courts considering it inadmissible but informed that the proceedings would remain at the disposal of the judicial or administrative authorities at their request, as instrumental evidence.

Concessionary companies in the Austral Basin areas

On November 2, 2015, YPF was notified of the claim and requested the suspension of procedural deadlines due to notification defects. This suspension was granted by the Court and following several incidents with different codefendants and parties summoned to appear, on June 23, 2020, the judge ordered a new notification with the transfer of the case. The decision was appealed by the plaintiff.

On May 12, 2021, the case was submitted to the Federal Contentious Administrative Court of Appeals to decide on the plaintiff’s appeal on the interlocutory judgment dated June 23, 2020, in which the judge decided to sustain the claim filed by YPF, among other co-defendants, ordering the transfer of the case.

•	Dock Sud, Río Matanza, Riachuelo, Quilmes and Refinería Luján de Cuyo

In 2006, a group of neighbors of Dock Sud, Province of Buenos Aires, sued 44 companies, including YPF, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking remediation and indemnification for environmental collective damages to the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, filed 2 additional environmental claims, one of which was desisted in relation to YPF, while the other claim seeks remediation and indemnification for collective environmental damages to the Dock Sud area and individual property damages allegedly suffered by several companies located in that area, including YPF, the Province of Buenos Aires and several municipalities. Currently, it is not possible to reasonably estimate the outcome of these complaints, nor is it possible to estimate the resulting associated legal fees and expenses. YPF has the right to be indemnified and held harmless by the Argentine Government for events and claims prior to January 1, 1991, under Law No. 24,145 and Decree No. 546/1993.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

33. CONTINGENT ASSETS AND LIABILITIES (cont.)

Through its judgment dated July 8, 2008, the CSJN:

•

Determined that the Authority of the Matanza Riachuelo Basin (“ACUMAR”) (Law No. 26,168) should be in charge of executing the program for environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible for its performance; delegated to the Federal Lower Court of Quilmes the knowledge of all the matters concerning the execution of the remediation and sanitation; declared that all the litigations related to the execution of the remediation plan will be accumulated and be processed by this court and that this process produces lis pendens relating to the other collective actions seeking the environmental remediation of the basin, which should be archived. YPF was notified of certain resolutions issued by ACUMAR, whereby the Company was required to present an industrial reconversion plan in connection with certain YPF installations. Despite the appeal by the Company of the aforementioned resolutions, the plan was still presented.

•	Decided that the proceedings to determine liabilities arising from past behaviors to repair the environmental damage will continue being heard by that Court.

In addition to the comments included in Note 16.a.4 related to environmental claims in Quilmes, the Company has other judicial and non-judicial claims against it, based on similar arguments.

On the other hand, the monitoring works carried out routinely by YPF have allowed YPF to detect a certain degree of environmental impact on the subsoil within the vicinity of the Luján de Cuyo refinery, which led to the implementation of a program for the survey, assessment and remediation of liabilities, agreed by the Company with the enforcement agencies of the Province of Mendoza, which costs have been provisioned in the Group’s environmental remediation program.

Regarding the environmental damage to the aquifer surrounding the Refinery, a detailed research plan was conducted in order to define, analyze risks and implement mitigating actions. Thereafter, a remediation engineering plan was developed which is currently being implemented. Remediation follow-up is carried out under the supervision and with the assistance of Instituto Nacional del Agua (INA) and local authorities.

33.b.2) Contentious claims

•

Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) – Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”)

Judicial process in New York

Plaintiffs in these proceedings are Petersen and Eton Park, both of which previously held American Depositary Receipts (ADRs) evidencing American Depositary Shares (ADSs) representing YPF Class D shares. Petersen filed its complaint on April 8, 2015 and Eton Park filed its complaint on November 3, 2016. Both complaints were filed before the United States District Court for the Southern District of New York (the “District Court”), and against the Republic of Argentina (the “Republic”) and YPF. The complaints make allegations related to the Republic’s intervention in YPF in 2012 and the Republic’s subsequent expropriation of a controlling interest in YPF held by Repsol (see Note 30). Petersen and Eton Park allege that the Republic and YPF breached purported obligations contained in the Company’s bylaws. The Petersen case and the Eton Park case were deemed to be related cases, are being conducted jointly and were assigned to the same District Court.

On September 8, 2015, before Eton Park had filed its complaint, the Republic and YPF filed motions to dismiss Petersen’s claims. On October 19, 2015 and October 23, 2015, Petersen filed oppositions to the Republic’s and YPF’s motions to dismiss, respectively. On September 9, 2016, the District Court issued a decision partially denying the motions to dismiss. The Company and the Republic appealed this decision, requesting a complete dismissal of the complaint. The Company and the Republic argued that the case should proceed in Argentina, if at all (forum non conveniens). The United States Court of Appeals for the Second Circuit (the “Court of Appeals”) held that the District Court has jurisdiction over this matter. On October 31, 2018, the Company and the Republic appealed this decision to the United States Supreme Court (the “Supreme Court”). On June 24, 2019, the Supreme Court declined to hear the appeal.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

33. CONTINGENT ASSETS AND LIABILITIES (cont.)

On August 30, 2019, the Republic and YPF filed motions to dismiss both the Petersen and the Eton Park cases, once again arguing that the cases should proceed in Argentina (forum non conveniens). On June 5, 2020, the District Court denied these motions to dismiss. The Republic and YPF filed their answers to the Petersen complaint on July 8, 2019 and to the Eton Park complaint on July 10, 2020. On July 13, 2020, the District Court issued an order requiring the parties to proceed with fact and expert discovery. Given the overlap between the Petersen and Eton Park cases, they moved forward jointly and the parties proceeded with consolidated discovery in both cases. Fact discovery concluded on August 27, 2021. Expert discovery is ongoing and is expected to substantially conclude on March 11, 2022.

On September 24, 2021, YPF, the Republic, Petersen and Eton Park exchanged initial expert reports, including a plaintiffs’ expert report on damages (“Plaintiffs’ Damages Report”) in the event that YPF and/or the Republic are found liable. YPF has asserted a number of defenses to its liability that it considers robust. If the defenses asserted by YPF are accepted, YPF will not be liable for any damages.

On December 3, 2021, in response to the Plaintiffs’ Damages Report, YPF and the Republic submitted, together with other expert reports, an expert report to rebut the damages report submitted by the plaintiffs (the “Rebuttal Report”), concluding that there are no damages to Petersen or Eton Park, even if the District Court were to ultimately find YPF and the Republic liable. The Rebuttal Report also concludes that, even if the District Court were to find YPF and the Republic liable and reject their approach, and instead accept the approach proposed by the plaintiffs, the plaintiffs’ methodology for calculating damages is flawed, and includes alternative calculations that correct certain issues in the plaintiffs’ expert’s methodology. Correcting the tender offer notification date assumed by plaintiffs’ expert (for purposes of calculation only) would result in damages estimated at US$ 5,200 million (excluding interest and certain ancillary claims) or US$ 3,500 million (excluding interest and certain ancillary claims), assuming tender offer notification dates to be April 16, 2012 or May 7, 2012, respectively. If certain additional corrections were to be made to the methodology of the plaintiffs’ expert, including the calculation of damages in Argentine pesos rather than in U.S. dollars, the resulting damages estimates would be 14,400 million pesos (excluding interest and certain ancillary claims) or 14,000 million pesos (excluding interest and certain ancillary claims) (which, for illustrative purposes, if converted at the USD/ARS exchange rate on September 24, 2021, would amount to US$ 146 million or US$ 142 million, respectively). These alternative damages calculations using plaintiffs’ approach, but correcting their flawed methodology, would result in estimated damages amounts that are inconsistent with the amounts estimated in the Plaintiffs’ Damages Report, which are based on assumptions and theories of causation and damages calculations that, in YPF’s view, are not supported by the facts or applicable law. It is important to note that the Rebuttal Report does not constitute an admission of liability or an obligation on the part of YPF or the Republic to pay any damages. If, notwithstanding their robust defenses, YPF and the Republic were to be found liable by the District Court and ordered to pay any damages, YPF would seek to limit its share of any damages awarded.

According to the latest schedule approved by the District Court, expert discovery is expected to substantially conclude on March 11, 2022. The schedule provides that motions for summary judgment will be fully briefed and submitted to the District Court by June 9, 2022. If trial is necessary after the District Court’s ruling on the parties’ summary judgment motions, and subject to the District Court’s schedule and other immovable conflicts, trial will begin 115 days after the District Court issues its summary judgment ruling. The procedural schedule may be extended or modified by order of the District Court.

As the process moves forward, taking into account the complexity of the claims and the evidence that the parties may present, the Company will continue to reassess the status of the litigation and its potential impact on the results and financial situation of the Group. The Company will continue to defend itself in accordance with the applicable legal procedures and available defenses.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

33. CONTINGENT ASSETS AND LIABILITIES (cont.)

Judicial process in Spain

On February 28, 2019, YPF filed a complaint in Spain against Petersen and Prospect Investments LLC (“Burford”) for the purpose of defining the legal nature of the agreement entered into by Burford and the Trustee in Petersen’s Bankruptcy proceeding. Burford submitted a motion for the case to be referred to the court in which Petersen’s liquidation is being heard. As YPF objected to the motion, the case was referred to the prosecutor for him to issue an opinion prior to the decision of the Commercial Court N° 47 in Madrid. On July 29, 2019, the Commercial Court N° 47 in Madrid decided that the case must be processed before the court that intervened in Petersen’s liquidation. Such decision was appealed by the Company on September 26, 2019. On October 30, 2019, Burford opposed the appeal filed by the Company and on October 31, 2019, Petersen did so. On November 12, 2019, the Company appeared before the Provincial Court of Madrid within the framework of said appeal and on November 18, 2019, Petersen did so.

On May 20, 2020 the Provincial Court of Madrid dismissed the appeal filed by the Company for lack of jurisdiction and confirmed the jurisdiction of the Commercial Court No. 3 in Madrid. On September 3, 2020, YPF filed an appeal against the order issued on May 20, 2020 by the Provincial Court of Madrid for constitutional protection under sections 41 and 44 of the Organic Law of the Constitutional Court for considering that such order violates YPF’s fundamental right to effective judicial protection. On March 17, 2021, the Constitutional Court rejected the admission of an appeal for constitutional protection filed by YPF without addressing the merits of the case, since it considered that the appeal for constitutional protection lacked the constitutional relevance required by such procedure.

33.b.3) Claims before the CNDC

•	Claims for fuel sale prices

The Group was subject to certain claims before the CNDC, related to alleged price discrimination in sale of fuels which were timely answered by YPF.

33.b.4) Other claims

Additionally, there are several labor, civil and commercial cases in which the Group has been sued and several claims from the AFIP and provincial and municipal fiscal authorities, not individually significant, which have not been provisioned for, as the Management of the Company, based on the evidence available as of the date of these consolidated financial statements, has considered that they constitute possible contingencies.

34. CONTRACTUAL COMMITMENTS

34.a) Extension of concessions or exploration permits

In fiscal year ended December 31, 2021, the Group obtained exploitation concessions and exploration permits which include commitments to make certain investments and expenditures and to maintain activity levels. The main features of the most significant agreements, concessions and permits are described below.

•	Loma Negra and La Yesera

On March 30, 2021, YPF jointly with its partners CAPEX S.A., Metro Holding S.A. and Corporación Financiera Internacional in Loma Negra area, and, additionally, San Jorge Energy S.A, in La Yesera area, executed agreements with the Province of Río Negro for the extension of the exploitation concessions of the mentioned areas for ten years, until 2034 and 2037, respectively. On April 20, 2021, those extension agreements were ratified by Provincial Decrees No. 345/2021 and 346/2021, respectively.

The extension agreement for La Yesera area provides an option for YPF, whereby the Company had a term of 90 days to extend such exploitation concession until 2037. In June 2021, the Company communicated the Province of Río Negro its decision not to extend the concession, and therefore, its interest in La Yesera area shall terminate in 2027.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

34. CONTRACTUAL COMMITMENTS (cont.)

•	Bajo del Toro

On November 26, 2021, Provincial Decree No. 2,004/2021 was published in the BO, authorizing the subdivision of Bajo del Toro area into the following blocks: (i) Bajo del Toro Norte; and (ii) Bajo del Toro.

Under the same Decree, YPF, Bajo del Toro I S.R.L. (a company absorbed by YPF under the merger in 2019) and Equinor Argentina B.V. Sucursal Argentina (“Equinor”) were granted a CENCH in Bajo del Toro Norte area for a term of 35 years, and access to a second exploratory period in Bajo del Toro area for a term of 4 years.

YPF and Equinor have agreed to execute a five-year pilot plan in the CENCH obtained in Bajo del Toro Norte area, consisting of the drilling of 14 horizontal wells for the purpose of exploring Vaca Muerta formation and related surface installations with an estimated investment of US$ 118, and 1 vertical well in Bajo del Toro area with an estimated investment of US$ 3 million.

•	Letter of intent with the Province of Mendoza

On July 26, 2021, YPF signed a Letter of Intent with the Province of Mendoza, whereby, among other things, the parties, subject to the compliance of certain conditions and obtaining the respective approvals, agreed as follows: (i) to migrate production from secondary to tertiary recovery in certain areas owned by YPF; (ii) the Province of Mendoza will proceed to grant a royalty rate reduction, applicable to hydrocarbons produced by tertiary recovery wells; (iii) in 2022, YPF will start drilling 2 pilot wells in certain areas of its property for the purpose of exploring the Vaca Muerta formation and verifying its technical and economic potential; and (iv) the reversion of Loma de La Mina and Puesto Molina Norte areas, from the date of the original expiration of the concessions.

On August 12, 2021, the Letter of Intent was ratified by Provincial Decree No. 1,117/2021.

In January 2022, YPF was notified of Administrative Decision No. 01/2022, whereby the Province of Mendoza approved the reversion of Loma de La Mina area and its transfer to a new operator.

•	Exploration agreement in the Charagua block (Bolivia)

On July 26, 2017, the agreement with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”) to begin the exploration work in Charagua, Bolivia, originally signed in January of 2017, was notarized. Moreover, the plan for exploration and exploitation activities in Bolivian territory was presented.

In October 2017, an agreement was reached regarding the terms for the assignment to YPFB Chaco S.A. of 40% on the Services Contract subscribed with YPFB for the exploration of the block. Moreover, the assignment agreement was executed on January 25, 2018.The formal approval of the Legislative Assembly of the Plurinational State of Bolivia for it to become effective has not yet been granted.

Should the expected commercial discovery be made, a Mixed Economy Company will be created by YPFB, YPF E&P (indirect subsidiary of YPF) and YPFB Chaco S.A., with an interest of 51%, 29.4% and 19.6%, respectively.

In 2020, the suspension of the deadlines of the first exploratory period was requested due to the COVID-19 health emergency, which was approved by YPFB on January 4, 2021 under DEEA Resolution No.001-2021; extending the expiration of the term to May 26, 2021.

On May 25, 2021, Law No. 1,376 was enacted, which approved the amendment to the Oil Services Contract for the exploration and exploitation of the Charagua block executed by YPF E&P and YPFB, whereby YPF E&P assigned 40% of its whole interest and rights and duties under said Agreement to YPFB Chaco S.A. The process of notarization of the Contract is underway.

Besides, and given the continuing health emergency caused by the COVID-19 pandemic which caused the suspension of the deadlines of the exploratory period due to a force majeure event, the first phase of the exploratory term was extended to June 4, 2021. Consequently, the second phase of the exploratory period will terminate on June 2023.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

34. CONTRACTUAL COMMITMENTS (cont.)

34.b) Project investment and assignment agreements

The Group has executed agreements related to investments, acquisitions and concession of areas. The main characteristics of the most relevant agreements executed in fiscal year ended December 31, 2021, or which generated a significant economic effect in fiscal years ended December 31, 2020 and 2019 are outlined below.

•	Agreements for the development of the Chihuído de la Sierra Negra Sudeste– Narambuena area

In April 2014, YPF and subsidiaries of Chevron Corporation (“Chevron”) signed a new investment project agreement for the joint exploration of unconventional hydrocarbons in the Province of Neuquén, within the area known as Chihuido de la Sierra Negra Sudeste – Narambuena. The investment will be undertaken exclusively by, and at the sole risk of, Chevron. The investment was disbursed in two stages and there may be a third stage to be agreed in the future based on the results obtained from the exploration of the area.

To this end, the Company and Chevron executed the necessary agreements to implement the assignment to Compañía de Desarrollo No Convencional S.R.L (“CDNC”) of (i) a 50% share in the Narambuena Exploration Project area and (ii) a 7% legal interest in the Exploitation Concession of Chihuido de la Sierra Negra in the provinces of Neuquén and Mendoza. However, Chevron’s contractual rights are limited to the Narambuena area, as YPF will hold 100% ownership of the conventional production and reserves outside the project area and Desfiladero Bayo field. In 2008, the concession of the area was extended until November 14, 2027.

Stage I was completed in 2018 and Stage II began in April 2018, which was completed in April 2021, with total contributions from the CDNC for Stage I and II amounting to US$ 114.4 million. In January 2022, Chevron ratified its decision to exercise the option to begin Stage III of the unconventional investment project in Narambuena area.

•	Acquisition of Aguada del Chañar area

On June 25, 2019, YPF received a notice from IEASA informing YPF that it was awarded the National and International Public Tender No. ADCH 01/2019, related to the assignment by IEASA of 100% of the conventional and unconventional exploitation, and transportation concession granted on the Aguada del Chañar area, located in the Province of Neuquén, together with all its assets and facilities. YPF won said Public Tender with a US$ 96 million bid.

On June 28, 2019, Decree No. 1,096/2019 was published in the BO of the Province of Neuquén, authorizing such assignment. On the same date, IEASA and YPF signed the final agreements and formalized the assignment.

In light of the foregoing, the Group has recorded, for fiscal year ended December 31, 2019, the Group has recorded an exploratory mining property in the amount of 4,055 in “Intangible Assets”.

•	Assignment agreement of CAN 100 exploration permit (offshore) – Block E-1 Reconversion

On October 8, 2019, YPF and Equinor executed an agreement whereby Equinor woild acquire a 50% interest in the CAN 100 area, while YPF kept a 50% interest in such area. The Agremment would become effective subject to certain conditions precedent.

On April 16, 2020, having met the conditions agreed in the assignment agreement, including the approval of the assignment pursuant to section 72 of the Hydrocarbons Law by the SE, which was granted under Resolution No. 55/2020, the transaction was settled, and therefore YPF assigned its 50% interest in the area and the operation to Equinor. On April 22, 2020, YPF received US$ 22 million. In the light of the above, the Group recorded a profit of 1,457 included in “Other net operating results”.

On January 14, 2021, YPF and Shell Argentina S.A. (“Shell Argentina”) and Equinor and Shell Argentina executed both agreements whereby YPF and Equinor transferred to Shell Argentina a 15% interest in the area CAN 100, respectively, and therefore YPF kept a 35% interest in such area. The effectiveness of these agreements was subject to certain conditions precedent, including the approval of the assignments by the SE, which authorized on April 23, 2012. This assignment required the payment by Shell Argentina to YPF of the outstanding price of US$ 5 million. Besides, on December 14, 2021, Shell Argentina paid YPF an additional amount of US$ 5 million given the compliance with certain conditions under the assignment agreement.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

34. CONTRACTUAL COMMITMENTS (cont.)

•	Assigment of Bandurria Sur area

On January 2020, YPF was notified of the acquisition by Shell Argentina and Equinor Argentina AS (Argentina Branch) (jointly, the “Consortium”) of the entire share package of SPM Argentina S.A. (“SPM”). This assignment required payment by SPM to YPF of the outstanding price of US$ 105 million. In the light of the foregoing, the Group recorded a profit of 6,356 included in “Other net operating results”.

On March 5, 2020, YPF executed an agreement assigning to Bandurria Sur Investments S.A. (“BSI”, formerly named SPM), an affiliate of Shell Argentina and Equinor Argentina AS (Argentina Branch), an 11% interest in Bandurria Sur area. On April 29, 2020, Decree No. 512/2020 was issued, under which the Province of Neuquén approved the assignment to BSI. On May 14, 2020, YPF and BSI executed the final contracts for the joint exploitation of hydrocarbons in the area, thereby complying with the conditions precedent for the entry into force of the agreement for the assignment of 11% of the unconventional exploitation concession of the area to BSI. Consequently, YPF will continue to be the operator of the area, keeping a 40% interest in the concession, while BSI will have a 60% interest. In the light of the foregoing, as of December 31, 2020, the Group recorded a profit of 4,420 included in “Other net operating results”.

•	Assignment agreement of the Bajo del Piche, Barranca de Los Loros, El Medanito and El Santiagueño areas

On June 11, 2018, YPF and Petróleos Sudamericanos S.A. (“PS”) entered into an agreement for the assignment of 100% of the exploitation concessions over the areas known as Bajo del Piche, Barranca de Los Loros, El Medanito and El Santiagueño, located in the provinces of Neuquén and Río Negro for an amount of US$ 22 million.

On December 2, 2018, by Decree No. 1,677/2018, the Province of Río Negro approved the assignment. Also, on December 20, 2018, YPF and PS signed the documents required to execute the assignment.

On January 2, 2019, YPF and PS signed a memorandum whereby from such date PS took possession of the facilities located in such areas, taking responsibility for the same and releasing YPF from its role as operator of those exploitation concessions.

In the light of the foregoing, as of December 31, 2019, the Group recorded a profit of 1,523 included in “Other net operating results”.

•	Assignment agreement of Río Mayo and Sarmiento areas

On August 2, 2019, YPF and Capetrol Argentina S.A. (“Capetrol”) executed an assignment agreement whereby YPF assigned to Capetrol 100% of the exploitation concessions over the Río Mayo and Sarmiento areas, located in the Province of Chubut. The agreement contemplates the assignment of the concession for an amount of US$ 1 million.

On October 25, 2019, under Decree No. 1,185/2019, the Province of Chubut approved the said assignment. Additionally, on October 28, 2019 YPF and Capetrol subscribed the documents required to formally execute the assignment.

In the light of the foregoing, as of December 31, 2019, the Group recorded a loss of 187 included under “Other net operating results”.

•	Assignment agreement of the Al Sur de la Dorsal, Anticlinal Campamento, Dos Hermanas and Ojo de Agua areas

On December 20, 2018, YPF and Oilstone Energía S.A. (“OESA”) entered into an assignment agreement whereby YPF assigned to OESA 100% of the exploitation concessions over the areas known as Al Sur del Dorsal, Anticlinal Campamento, Dos Hermanas and Ojo de Agua, located in the Province of Neuquén, for an amount of US$ 12 million.

On July 24, 2019, under Decree No. 1,346/2019, the Province of Neuquén approved the assignment of such areas. Additionally, on July 31, 2019 YPF and OESA subscribed the documents required to formally execute the assignment.

In the light of the foregoing, as of December 31, 2019, the Group recorded a loss of 558 included in “Other net operating results”.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

34. CONTRACTUAL COMMITMENTS (cont.)

34.c) Contractual commitments

The Group has signed contracts under which it has agreed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses establishing compensations for the breach of the obligation to receive, deliver or transport the product subject-matter of the contract. The anticipated estimated losses for contracts in progress, if any, considering the compensations mentioned above, have been charged to net income for the fiscal year in which they were identified.

In this respect, the Group has renegotiated certain natural gas export contracts that were affected for regulatory reasons by interruptible and firm gas supply contracts in compliance with the natural gas export regulations effective in Argentina at each given time. As of the date of these financial statements, the Group is performing the activities in compliance with the commitments agreed above. Should the Group fail to comply with those agreements, we could be subject to significant claims, subject to the defenses that the Group might have.

As of December 31, 2021, the exploratory and investment commitments and expenses until the completion of the most significant concessions amount to 573,741.

34.d) Agreement between Exmar Energy Netherlands B.V., Exmar Argentina S.A.U. and Exmar N.V.

On October 19, 2020, the settlement agreement between YPF and the companies Exmar Energy Netherlands B.V., Exmar Argentina S.A.U. and Exmar N.V. became effective, under which, without recognizing any facts or rights, it was decided to terminate the liquefaction barge charter agreement and the liquefaction services agreement of the Tango FLNG liquefaction barge executed on November 20, 2018, and the termination of the arbitration claims initiated by Exmar Energy Netherlands B.V. and Exmar Argentina S.A.U. against YPF on July 15, 2020 before the London Court of International Arbitration (“LCIA”), and therefore, these companies have no further claims against YPF. As a result of this agreement, the Company will pay a total settlement amount of US$ 150 million, which includes a down payment already made of US$ 22 million and the balance be paid in 18 monthly installments recognized in “Other liability”, such payments are secured (see Note 34.e)). As of the date of these consolidated financial statements installments have been paid in compliance with the agreed payment schedule.

As a consequence of this agreement, for fiscal year ended December 31, 2020, the Company recorded a loss of 8,285 under “Other net operating results”.

34.e) Granted guarantees

As of December 31, 2021, the Group issued bank guarantees for an amount of US$ 8 million. YPF assumed other commitments for an amount of US$ 155 million in relation to compliance with obligations of subsidiaries.

As of December 31, 2020, by the agreement described in Note 34.d), the Company granted Argentine Bonds 2029 and 2030 as security for a nominal value of US$ 290 million and OPESSA granted a security in the amount of US$ 30 million. As of December 31, 2021, the security granted by OPESSA for an amount of US$ 25 million is still valid.

In addition, YPF opened a reserve and payment account in New York for holders of Class XVI NOs, whose balance as of December 31, 2021 was US$ 19 million, representing 125% of the debt services of NOs to be paid over the next 6 months, in line with existing foreign exchange regulations.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35. MAIN REGULATIONS AND OTHER

The main regulatory framework under which the Group carries on its business activities is outlined below. However, the purpose of this section is not to provide an exhaustive description of all the regulations governing the Group’s business.

35.a) Regulations applicable to the hydrocarbon industry

35.a.1) Hydrocarbons Law

Law No. 17,319 was enacted on June 23, 1967, and along its effective term, it received numerous amendments, the last one being introduced in 2014 by Law No. 27,007 (the “Hydrocarbons Law”).

The Hydrocarbons Law lays down the principles governing the exploration, exploitation, industrialization, transportation and commercialization of hydrocarbon resources in Argentina. The most relevant aspects of this Law are as follows:

•

Liquid and gaseous hydrocarbon reservoirs located in Argentine territory and its continental shelf belong to the Argentine Government or the Provinces, depending on their territorial location. Activities related to hydrocarbon exploration, exploitation, industrialization, transportation and commercialization shall be undertaken by state-owned, private or mixed ownership companies, under the provisions of the Hydrocarbons Law and the regulations issued by the PEN. Besides, these companies shall be registered with the Registry of Oil Companies created under SE Resolution No. 407/2007, under which a technical and financial analysis of those companies is conducted on an annual basis. Companies not so registered are not authorized to undertake activities in oilfields located in argentine territory.

•

The terms for exploration permits are set at each call for bids by the enforcement authority, according to the exploration objective (conventional or unconventional). Thus, (a) for conventional exploration concessions, the term is divided into 2 periods of up to 3 years each, plus an optional extension of up to 5 years; (b) for unconventional exploration, the term is divided into 2 periods of up to 4 years each, plus an optional extension of up to 5 years, i.e., they are granted for a maximum term of 13 years; and (c) for exploration in the continental shelf and territorial waters, the term is divided into 2 periods of 3 years each, which may be extended for 1 year each.

The terms for exploitation concessions, which shall run from the date the concession is awarded under the respective regulation, shall be as follows: (a) conventional exploitation concession: 25 years; (b) unconventional exploitation concession: 35 years; and (c) exploitation concession in the continental shelf and territorial waters: 30 years. Besides, at least one year prior to the expiration of the concession, the holder of the exploitation concession may request an unlimited number of concession extensions, each for a term of 10 years.

•

Holders of exploitation concessions may constitute a transportation concession to evacuate their production. Thus, the term for transportation concessions originating from a conventional exploitation concession shall be 25 years, and those originating from an unconventional exploitation concession 35 years, plus the awarded extension terms.

•

Holders of an exploration permit and exploitation concession shall pay: (a) annually in advance, a fee per each square kilometer or fraction, according to the scale specified by the PEN; and (b) a percentage between 12% and 18% of wellhead production of the liquid hydrocarbons extracted by way of royalty, allowing the national or provincial Executive Branch, as appropriate, and as grantors of such concessions, to reduce this rate to five percent (5%) considering the productivity, conditions and location of the wells. In addition, they are subject to federal, provincial and municipal taxes, customs duties on imports and exports, and, during the effective term of the respective permit, to the tax regime established under the Hydrocarbons Law.

•	Default on the obligations arising under permits and concessions may cause the expiration of the terms, or the imposition of fines by the enforcement authority, as specified in the Hydrocarbons Law.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35. MAIN REGULATIONS AND OTHER (cont.)

Also, title to hydrocarbon resources was transferred by the Argentine Government to the Provinces under the following laws and decisions which amended the Hydrocarbons Law:

•	In 1992, Law No. 24,145 approved the transfer of hydrocarbon reserves to the Provinces where they are located.

•	In 1994, the Argentine Constitution was amended. Under this amendment, the Provinces were granted the primary control of natural resources within their territories.

•

In 2003, under PEN Decree No. 546/2003, the right to award exploration permits and/or exploitation and transportation concessions in certain locations designated as transfer areas, as well as in other areas designated by competent provincial authorities, was transferred to the Provinces.

•

In 2007, Law No. 26,197 recognized that hydrocarbon reservoirs, in compliance with section 124 of the Argentine Constitution (including reservoirs for which concessions were awarded prior to 1994) were owned by the Provinces, and granted them right to administer such reservoirs.

35.a.2) YPF Privatization Law

In 1992, Law No. 24,145 (the “Privatization Law”) privatized Yacimientos Petrolíferos Fiscales Sociedad del Estado, YPF’s predecessor company, and decided the transfer of hydrocarbon fields from the Argentine Government to the Provinces, subject to the existing rights of the holders of exploration permits and exploitation concessions. Under the Privatization Law, the Company was awarded exploration permits and exploitation concessions which are the original titles to numerous concessions that are currently operated by YPF.

35.a.3) Hydrocarbon Unconventional Exploitation Concessions (“CENCH”, by its acronym in Spanish) in the Province of Neuquén.

On December 16, 2021, Provincial Decree No. 2,183/21 was published, whereby the Province of Neuquén approved Resolution No. 53/2020, as amended by Resolution No. 142/2021, which regulate the award of CENCH in the province.

The aforementioned Resolutions: (i) established the parameters applicable to the pilot plan to be submitted in order to apply for the CENCH and the technical criteria to define the territorial area of the CENCH; (ii) created the Area Extension Bonus for the area exceeding the pilot plan area; (iii) required the presentation of an annual update of a Continuous Development Plan during the mass production stage, and (iv) specified that commitments undertaken for the year following each presentation and update of the Continuous Development Plan should be firm commitments.

35.b) Regulations applicable to the Downstream segment

35.b.1) Regulation related to Liquid hydrocarbon exports

Exports of crude oil, gasoline and diesel, among other goods, are subject to the registration provided for under Decree No. 645/2002 and Resolution No. E-241/2017 issued by the MINEM, as amended by SSHyC Resolution No. 329/2019.

In order to obtain an export permit, companies interested in exporting these products should enter export transactions in a register and ensure they have given the possibility of acquiring the products to interested potential domestic market agents.

35.b.2) Refined products

Resolution No. 5/2016 issued by the former SRH, which replaced Annex II to Resolution No. 1,283/2006, established new specifications for diesel grades 2 and 3 and gasoline, including changes in the content of lead, manganese, oxygen and ethanol, and, more significantly, in relation to sulphur, demanding oil companies to implement a plan to reduce sulphur limits to 50 mg/kg for gasoline grade 2, to 10 mg/kg for gasoline grade 3 and up to 350 mg/kg for diesel grade 2. In order to meet the new specifications, oil companies had to submit to the enforcement authority a detailed schedule of the investment program for the following year.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35. MAIN REGULATIONS AND OTHER (cont.)

However, by SE Resolution No. 576/2019, which modified former SRH Resolution No. 5/2016, new specifications were established for gasoline grade 3 and diesel grade 2, and the deadline to meet these new requirements was extended since January 1, 2024. Therefore, the Company is currently reviewing its investment and work execution programs in compliance with this latter Resolution.

35.c) Regulations applicable to the Gas and Power segment

35.c.1) Transportation, distribution and commercialization of natural gas

Law No. 24,076 (the “Gas Law”), which was enacted in 1992, together with its Regulatory Decree No. 1,738/1992, regulate natural gas public transportation and distribution services. The Gas Law also created the ENARGAS to administer and enforce the legal framework adopted for the transportation, distribution and commercialization of natural gas.

Natural gas transmission and distribution systems are divided into 2 main gas pipelines, the Northern and Southern systems, operated by transportation companies and 9 regional distribution companies. These systems operate under the open access principle, whereby natural gas suppliers have access to the available capacity without discrimination. Besides, under the Gas Law, transportation companies are not allowed to buy or sell natural gas (with certain exceptions) and certain forms of cross-ownership among producers, transporters, distributors and sellers is forbidden.

The domestic wholesale demand of natural gas is divided into 4 segments: (i) priority demand supplied by distribution companies (residential demand and other non-industrial users, hereafter the “Distribution”); (ii) thermoelectric generation; (iii) industrial demand; and (iv) compressed natural gas (“CNG”).

Regarding commercialization, the Gas Law provides that prices shall result from the free interaction of supply and demand, and established the right to transfer the acquisition cost of natural gas to users of the distribution system.

However, regulations applicable to natural gas commercialization were affected by the declaration of public emergency under Law No. 25,561 enacted on January 6, 2002 (the “Public Emergency Law” of 2002), the financial crisis of 2001, the end of the convertibility regime and the freezing of transportation and distribution tariffs. Thus, a series of provisional decisions modified the pricing system and the volumes tendered, among which the following stand out: regulations seeking to establish agreements between producers and the SE to ensure offer volumes and an interim process for price reconversion; rules regulating natural gas dispatch which granted powers to redirect injected gas and other mechanisms to ensure the supply of the priority demand (Distribution segment).

In 2017, after the Public Emergency Law of 2002 ceased to be effective, a transition process began for the supply of the Distribution segment, which comprised: calling upon producers and IEASA (formerly ENARSA) to reach an agreement on the basic conditions (“Framework Agreement”) for the supply of natural gas effective from January 1, 2018 to December 31, 2019; establishing a mechanism for competitive bidding for the term April 2019-March 2020 and the subsequent renewal (instructed by the SE) of the contracts resulting from the bidding process until the expiration of the term established in section 5 of Law No. 27,541 (the Solidarity Law declaring the public emergency of the energy sector).

Today, from January 1, 2021, since the approval of the GasAr Plan by Decree No. 892/2020 (see Note 35.d.1)), the demand from the Distribution segment and most of the demand from the thermoelectric generation segment are duly supplied, and therefore, the prices received by producers supplying these segments are established through the bidding process provided for thereunder.

The sale of natural gas to the thermoelectric generation segment is also regulated by former SE Resolution No. 95/2013, section 8, whose effectiveness was reestablished by Resolution No. 12/2019 issued by Ministry of Productive Development, under which CAMMESA has provisionally been assigned the role to acquire and supply fuel without cost to generators which do not have natural gas supply contracts currently in force.

Besides, sales to the industrial sector, as well as to the CNG sector (recently modified by Decree No.892/2020 and SE Resolution No. 447/2020) are based on the free negotiation between producers or sellers and clients.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35. MAIN REGULATIONS AND OTHER (cont.)

Decree No. 1,053/2018

Following the expiration of the Public Emergency Law of 2002 in December 2017, and a few months after the implementation of the transition scheme, which included the agreement on the basic conditions for the supply of the Distribution segment, the performance of the contracts executed under the mentioned agreement was affected by a sharp devaluation of the Argentine Peso in 2018 and by the decision of distributors to pay a natural gas price based on the exchange rate implicit in the tariff scheme approved for the 2018 winter period (lower than the price established under the Framework Agreement and the individual contracts). This triggered a renegotiation process of individual agreements with prices in dollars, which resulted in a reduction in the price of gas applicable to the October-December 2018 term, with no agreement being reached regarding the exchange rate differences to be contemplated.

On November 16, 2018, Decree No. 1,053/2018 was published, whereby the Argentine Government decided to take over, with respect to distributors and producers who had adhered to the scheme, the payment of the accumulated daily differences on a monthly basis between the price of gas purchased by distributors and the price of natural gas included in the tariff schemes effective from April 1, 2018 to March 31, 2019, in 30 consecutive monthly installments beginning on October 1, 2019.

Besides, this Decree established that since April 1, 2019, contracts between natural gas producers and distributors shall provide that the higher cost due to exchange rate variations during each seasonal period shall never be transferred to natural gas full-service users.

On October 25, 2019, YPF adhered to the regime established under such Decree, under which the Argentine Government has only paid the first installment, the remaining ones being outstanding as of the date of these annual consolidated financial statements.

On December 14, 2020, Law No 27,591 was published, approving the budget for fiscal year 2021, and overruling Decree No. 1,053/2018.

As of the date of these consolidated financial statements, the Company filed a preliminary administrative claim with the Ministry of Finance for the payment of the second, third, fourth and fifth installments under the regime plus interest.

35.c.2) Exports of natural gas and LNG

Natural gas

Under the Gas Law and its Regulatory Decree, natural gas exports shall be authorized by the PEN, to the extent domestic supply is not affected, and a natural gas export regime was established, which includes firm and interruptible authorizations. During the Public Emergency Period of 2002, Argentine authorities adopted several measures restricting natural gas exports from Argentina.

Besides, since 2016, the natural gas export regime was modified by numerous successive regulations whose final purpose was to safeguard domestic market supply restricting natural gas exports.

Specifically, under former MEyMN Resolution No. 104/2018 and former SGE Resolution No. 9/2018, the “Procedure to Obtain Natural Gas Export Licenses” was established, providing that in order to obtain an export license, the domestic market supply should be secured. This Procedure was later overruled on June 26, 2019 by SGE Resolution No. 417/2019.

At present, natural gas exports are subject to SE Regulation No. 360/2021, which specifies the terms and conditions of the process to award licenses for the export of natural through pipelines, its liquefaction in the country and its subsequent export as LNG.

Specifically, this process contemplates the preference granted under GasAr Plan (see Note 35.d.1)) to export licensees, which shall enjoy preferential firm export conditions for up to a total volume of 11 Mm3 per day, exclusively in the non-winter period.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35. MAIN REGULATIONS AND OTHER (cont.)

LNG

On July 27, 2021, SE Resolution No. 706/2021 was published, which created a registry of LNG operators and regulated export activities. In order to obtain an export permit, LNG exporters are required to register in the respective category and ensure they have offered the possibility to acquire such product to potential domestic market agents which might be interested. Besides, as a requirement to export, they should not have breached any of the obligations established under the Resolution or be delayed in the payment of any fines imposed in relation to such obligations.

The Resolution mentioned above also establishes that the enforcement authority may issue firm LNG export permits for a term of up to 20 years, having previously evaluated that the domestic supply of natural gas would not be affected considering the characteristics of the project and the possible impact on natural gas transportation capacity, at any stage of the production process. This permit may not be subsequently revoked or interrupted to ensure domestic market supply.

35.c.3) Regulatory requirements applicable to natural gas distribution

The Group participates in natural gas distribution through its subsidiary Metrogas.

The natural gas distribution system is regulated by the Gas Law, which together with its Regulatory Decree, other regulatory decrees, the Bidding Terms and Conditions (Pliego), the Transfer Agreement and the License lay down the legal framework for Metrogas’ activities.

The Distribution License, the Transfer Agreement and the regulations issued under the Gas Law establish certain requirements regarding the quality of service, capital investments, restrictions for the transfer and encumbrance of assets, cross-ownership restrictions among producers, transporters and distributors, and the transfer of Metrogas’ shares.

Gas distribution tariffs were established in the Distribution License and are regulated by the ENARGAS.

Distribution License

The Distribution License authorizes Metrogas to provide the public distribution service of natural gas for a term of 35 years, renewable upon expiration, on December 28, 2027, for an additional term of 10 years pursuant to the Gas Law based on ENARGAS’ recommendation to the PEN regarding the substantial performance of all its obligations, and the performance of Metrogas in the preceding term.

Upon the expiration of the 35 or 45-year period, as appropriate, the Gas Law requires a new competitive bidding for such License, in which, if Metrogas has performed its obligations, it will have the option to equal the best bid submitted to the PEN by a third party.

Generally, upon the termination of a Distribution License for term expiration, Metrogas will be entitled to a consideration equal to the value of the designated assets or to the amount paid by the successful bidder in a new call for tenders, whichever is lower.

Metrogas has various obligations under the Gas Law, including the obligation to comply with all reasonable service requests within its service area, unless it were uneconomic for the provider, and to operate and maintain its facilities in a safe manner, which may require certain investments to replace or improve the facilities, as established in the Distribution License.

Besides, the Distribution License specifies other obligations of Metrogas, including the provision of a distribution service, maintaining an uninterruptible service, operating the system in a prudent manner, maintaining the distribution network, making the mandatory investments, keeping certain accounting records and providing certain regular reports to the ENARGAS.

The Distribution License may be revoked by the Argentine Government, upon recommendation of the ENARGAS, among other reasons, for serious and repeated failure by Metrogas to meet its obligations and/or total or partial interruptions (attributable to Metrogas) in the uninterruptible service outside the periods stipulated in the License; for the sale, disposition, transfer and encumbrance of Metrogas core assets (except for encumbrance used to finance extensions and improvements in the gas pipeline system) and in the event of bankruptcy, dissolution or liquidation of Metrogas.

Besides, the distribution License provides that Metrogas will not take over its parent company’s debts or grant credits or encumber assets to secure debts or award any other benefit to its parent company’s creditors.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35. MAIN REGULATIONS AND OTHER (cont.)

Tariff schemes and tariff renegotiations

With the enactment of the Under Public Emergency Law of 2002, the legal framework in force applicable to license contracts of public utility companies was affected. This Law provided for the conversion into Pesos of tariffs established in convertible dollars at the exchange rate established under Convertibility Law No. 23,928, the prohibition to adjust tariffs based on any foreign index, including the “U.S. PPI” established under the regulatory framework, and the process for renegotiating the public service contracts awarded by the PEN (including Metrogas Distribution License). The expiration of the Public Emergency Law of 2002 was extended successively until December 31, 2017, together with the terms for renegotiation of licenses and public service concessions.

Under the renegotiation process, on March 30, 2017, Metrogas executed a Memorandum of Agreement with the former MINEM and the Ministry of Finance for the Adjustment of the Natural Gas Distribution License (the “Comprehensive Memorandum of Agreement”), which set out the conditions to adjust the Distribution License and a series of guidelines for the RTI, which included the introduction of non-automatic mechanisms for semi-annual adjustment of the distribution tariff between 5-year tariff reviews (considering variations in prices and service costs). The Integral Tariff Review, ratified by Decree No. 252/2018, comprises the contractual period from January 6, 2002 to the termination of the Distribution License.

Notwithstanding the variables contemplated for the RTIs and tariff adjustment established thereunder, in 2019 the Argentine Government implemented several measures which signifcantly modified the economic and financial equation provided for in the RTIs and in the mandatory investment plans submitted by distribution licensees, which caused a damage to Metrogas. Among the measures generating the most significant changes, thus causing lower revenues stand out, mainly for the deferral of the semi-annual tariff adjustment and higher costs related to the calculation of the UNG.

In consideration of the above, on October 11, 2019 Metrogas filed an administrative claim with the ENARGAS, requesting the review and adjustment of its mandatory investment plan as well as an economic compensation to restore the economic and financial balance, together with the reconsideration of certain regulatory measures. This claim was later updated due to the continuous impact of the Solidarity Law and the new measures adopted in 2020, which are described below.

On December 23, 2019, the Solidarity Law was publised, declaring a state of public emergency in terms of economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters, and suspending the adjustment of tariff schemes for power and natural gas distribution and transportation under federal jurisdicition, until the entry into force of the new provisonal tariff schemes (Decree No. 1,020/2020). In additon, it delegated to the PEN the power to begin extraordinary reviews of current RTIs and authorized the PEN to administratively intervene the ENARGAS for a term of 1 year, which was formalized by Decree No. 278/2020. The 1-year term was then extended by Decree No. 1,020/2020 until December 31, 2021 or until completion of the RTI.

On December 17, 2020, Decree No. 1,020/2020 was published, ordering the commencement of the RTI for providers of power and natural gas public distribution and transportation services under federal jurisdiction, establishing a maximum negotiation term of 2 years, and providing for the elaboration of a RTT until completion of the RTI.

On June 2, 2021, ENARGAS Resolution No. 151/2021 was published, which approved the Provisonal Tariff Schemes, as part of the RTT, applicable to Metrogas, which was in force as of February 28, 2022.

On December 27, 2021, ENARGAS Resolution No. 518/2021 was published, calling a Public Hearing for the purpose of considering the provisional Adjustment of tariffs for natural gas distribution through networks (Decree No. 1,020/2020), and instructed licensees of natural gas public distribution services to submit their proposed transitory tariff schemes and supporting information for citizens to be aware of the proposed contents for the provisional adjustment of tariffs under the RTT.

On February 23, 2022, ENARGAS Resolution No. 69/2022 was published, which approved (i) the Provisional Tariff Schemes, as part of the RTT, applicable to Metrogas, which was in force as of March 1, 2022, and (ii) the Chart of Rates and Charges for Additional Transition Services.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35. MAIN REGULATIONS AND OTHER (cont.)

Procedure for the compensation of the lower revenues received by Distributors from their users for benefits and / or bonuses and for higher costs of unaccounted natural gas

MINEM Resolution No. 508-E/2017 established the procedure to compensate the lower revenues received by natural gas distribution licensees from users, as a result of the application of benefits to users under the regulations in force in terms of the social tariff and discounts for lower consumption, and the higher costs of UNG compared to those established for their recognition in tariffs, applicable from January 1, 2018. However, on December 7, 2018, the ENARGAS notified the SGE certain observations claiming that the SGE did not recognize the adjustment regarding UNG and determined that all amounts received from January 2018 to November 2018, which until such date were of a provisional nature, should be set off with the amounts owed by the SGE to Metrogas. Besides, the adjustments of actual values established under such procedure for the same period, and the excess in costs incurred from December 2018 to September 2019 were not recognized either.

This procedure complies with section 20.2 of the Standard License approved by Decree No. 2.255/1992, which provides that distributors have the right to compensation for the lower revenues caused by those measures in order to maintain the payment chain related to the operation and maintenance of the natural gas public distribution service through networks, including the payment of invoices for the purchase of natural gas and to ensure the continuity in the provision of the said public service.

Note from ENARGAS related to YPF’s interest in Metrogas

The Company received from Metrogas a copy of the Note received by the latter from ENARGAS, requesting it to adjust Metrogas’ equity structure in compliance with deadline provided for in the Public Emergency Law of 2002 and in compliance with section 34 of the Gas Law. In this regard, it should be noted that YPF indirectly acquired a 70% interest in Metrogas in a transaction that was approved by ENARGAS Resolution No. I/2,566 dated April 19, 2013; and, following the merger with YPF Inversora Energética S.A. and Gas Argentino S.A. holds 70% of Metrogas shares.

On March 30, 2017, YPF filed an appeal for reconsideration requesting that the ENARGAS Note be revoked and a new decision be rendered setting a reasonable timeframe consistent with the current gas market situation, in order to comply with section 34 of the Gas Law.

On June 15, 2017, YPF submitted to the ENARGAS a tentative schedule for the process of adjusting its interest in Metrogas, which was extended in detail on July 3, 2017. Such presentation does not imply the waiver of the aforementioned appeal.

On April 5, 2018, ENARGAS rejected the reconsideration appeal filed by YPF on March 30, 2017 by ENARGAS Resolution No. 313/2018. On October 8, 2018, YPF filed an appeal for the SGE to decide on the issue. As of the date of these consolidated financial statements, the appeal has not yet been decided.

35.c.4) Regulatory framework associated with the LPG industry

Law No. 26,020, enacted in 2005 (the “LPG Law”) lays down the regulatory framework for the LPG industry, covering all activities related to the production, fractionation, bottling, transportation, storage, distribution and sale of LPG, declaring them of public interest. It also establishes the free import of LPG, regardless of the restrictions or other measures established by the PEN where the product is subject to subsidies in the country of origin, and the free export of LPG once the supply of the domestic demand is ensured.

Under the LPG Law, which provides for the creation of a trust fund to finance botted LPG consumption for low income consumers having no access to the distribution of natural gas through networks, the Argentine Government launched serveral programs stimulating the supply of the domestic market (see Note 35.d.2).

35.c.5) Regulatory framework associated with electric power generation.

The Group generates electric power through YPF EE and CT Barragán.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35. MAIN REGULATIONS AND OTHER (cont.)

The basic regulatory framework for Argentina’s electricity sector is laid down under Law No. 15,336 of 1960, as amended by Law No. 24,065 of 1991, and regulated by Decrees No. 1,398/1992 and 186/1995 (collectively the “Regulatory Framework”). This Regulatory Framework is supplemented by SE regulations regarding generation and commercialization of electric power, including former SEE Resolution No. 61/1992 “Procedures for operations scheduling, load dispatch and price calculation”. Also, in terms of generation of electric power from renewable sources, the regulatory framework is supplemented with specific regulations issued to promote their development (see “Renewable Energies” section).

Law No. 24,065 implemented the privatization of state-owned companies in the electric power sector and divided the industry vertically into four categories: generation, transmission, distribution and demand. Also, the law organized the WEM (see “WEM” section), where generators of electric power are one of its players.

Under Law No. 24,065, the generation of electric power is defined as an activity of public interest developed in a competitive market. Generators of electric power from a thermal source (that is, generation fired by natural gas, petroleum liquids, such as diesel and fuel oil, or coal), and from a renewable non-hydraulic source, do not require any concession from the State to operate. However, transmission and distribution activities are regulated as public services and hence are subject to concessions granted by the Argentine Government.

In turn, the Provinces can regulate the electrical systems within their relevant territories, the Provinces being their enforcement authority. However, if a participant of the provincial electrical sector should connect to the Argentine Electricity Grid (“SADI”, by its acronym in Spanish), it must also meet federal regulations.

Argentina’s Electricity Regulator (“ENRE”, by its acronym in Spanish) is the agency regulating, auditing and controlling the electric power industry.

CAMMESA

CAMMESA is responsible for SADI’s National Dispatch of Loads. CAMMESA’s main function is the technical and administrative coordination of electric power supply and demand within a real-time operation system, which includes determining the production schedule of all generation plants of the system in order to balance production with demand. CAMMESA also collects payments from all WEM agents and purchases and provides natural gas to generators, pursuant to the provisions of former SE Resolution No. 95/2013, section 8, as amended by Resolution No. 12/2019 issued by the Ministry of Productive Development.

WEM

The WEM is composed of a term market, with contracts for quantities, prices and conditions freely agreed between sellers and buyers; a spot market where prices are established on an hourly basis according to the economic cost of production, represented by the short-term marginal cost as measured at the system load centre (market node), and a quarterly stabilization system for spot market prices, intended for distributor purchases.

Price of electricity dispatch and spot market

In order to meet energy demand, CAMMESA prioritizes energy units with the lowest variable cost of production, progressively moving towards units with the highest variable costs of production, until the entire demand is covered. Thus, CAMMESA must define an optimum market price taking into account the typical hourly demand curves and the existing limitations of the system. This procedure must be used to project future SAID and WEM requirements. However, gaps between projections and prevailing market conditions generate differences between distributors’ energy purchases at seasonal prices and payments to generators for sales of energy at spot prices.

Since the enactment of the Public Emergency Law of 2002 and the emergency of the electricity sector through Decree No. 134/2015, a series of temporary provisions modified the original pricing system. Among the main regulations published, the resolutions related to the following stand out: management and dispatch of fuels, calls for tenders for the provision of additional thermal generation and associated electric power production capacity, subject to special remuneration mechanisms, formalizing commitments through contracts between generators and CAMMESA; calls for tenders to incorporate new efficient electric energy generation through the closing of open cycles and Co-Generation; and resolutions implementing new provisional remuneration mechanisms for the generation sector of power energy.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35. MAIN REGULATIONS AND OTHER (cont.)

SE Resolution No. 31/2020 is currently in force, as restated by SE Resolution No 440/2021, which amended the remuneration regime of non-contractualized electric power generation. This new remuneration regime was applied to transactions starting in February 2020. Through such Resolution, all prices (fixed in Dollars since the publication of former SEE Resolution 19/2017) were converted into Argentine pesos, and a monthly adjustment mechanism was created based on the variation of the CPI and IWPI indexes published by the INDEC. This adjustment was then suspended, from March 8, 2020, and indefinitely, on account of the economic situation deriving from the pandemic of COVID-19.

As regards the remuneration regime of authorized thermal generators, it was provided that their remuneration would be composed of a payment for the monthly available power, a payment for generated power and another for operated power, plus another payment for energy generated in hours of maximum thermal requirement.

On May 21, 2021, SE Resolution No. 440/2021 was published in the BO, whereby the remuneration set in SE Resolution No. 31/2020 was increased by 29%, effective for transactions corresponding to February 2021.

Renewable energies

In recent years, Argentina issued regulations in order to regulate and incorporate renewable energies into the WEM and to promote their development through incentives in the form of tax benefits and preferential or subsidized tariffs. Thus, in 2006, Law No. 26,190 was enacted, which established a National Promotion Regime for the use of renewable energy sources, subsequently amended in 2015, by Law No. 27,191. These regulations, among other issues, set targets for the consumption of renewable energies for all electricity consumers, and specifically, for large users in terms of the minimum percentage of electricity from renewable energies they are required to consume, and establish tax benefits for eligible projects.

Among the main regulations aimed at encouraging the use of renewable energy, the following stand out:

•

Former MEyM Resolution No. 281-E/2017, approving the Renewable Energy Term Market (“MATER”), which allows large users to meet their consumption quotas of electric power from renewable sources through: (a) the joint purchase system (through CAMMESA); (b) the signing of private Power Supply Agreements (“CAE”, by its acronym in Spanish); or (c) the development of a self-generation or co-generation project. As a general principle, the CAEs signed on the MATER (outside the joint purchase system) may be freely negotiated between the parties.

•

The RenovAr Program (Rounds 1, 1.5, 2 and 3) established under former MEyM Resolutions No. 136/2016, 252/2016, 275/2017, and former SGE Resolution No. 100/2018, which feature calls for bids for contracting electric power from renewable energies on the WEM, in compliance with their respective bidding terms and conditions.

35.d) Incentive programs for hydrocarbon production

35.d.1) Incentive programs for natural gas production

With the purpose of increasing production and the offer of natural gas in the domestic market, considering the country’s energy trade balance deficit, the Argentine Government implemented several programs to stimulate natural gas production.

Stimulus Program for Investments in Natural Gas Production Developments from Unconventional Reservoirs (“Resolution 46 Program”).

By MINEM Resolution No. 46-E/2017 Resolution 46 Program was created with the purpose of encouraging investments in the production of natural gas from unconventional reservoirs in the Neuquina Basin until December 31, 2021.

This Resolution established a compensation equal to the amount resulting from deducting from the effective sales price obtained from sales to the domestic market, including conventional and unconventional gas, the minimum sales price of 7.50 US$/MBTU for 2018, 7.00 US$/MBTU for 2019, 6.50 US$/MBTU for 2020 and 6.00 US$/MBTU for 2021, multiplied by the production volumes of unconventional gas. Compensations under Resolution 46 Program would be paid as follows: 88% by producing companies and 12% by the Province where the concession area included in the Program is located.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35. MAIN REGULATIONS AND OTHER (cont.)

The Company was admitted to the Resolution 46 Program for its interest in Aguada Pichana Este, Aguada Pichana Oeste – Aguada de Castro, Estación Fernández Oro and La Ribera I and II concessions. However, on December 2, 2020, the Company requested its removal from Resolution 46 Program with respect to La Ribera I and II and Estación Fernández Oro concessions from January 1, 2020.

Under the Resolution 46 Program, the Company filed administrative objections to several payment Resolutions (see Note 33).

Plan for the Promotion of Argentine Natural Gas Production – Supply and Demand Scheme 2020-2024 (“GasAr Plan”)

On November 16, 2020, Decree No. 892/2020 was published, which approved the GasAr Plan, mainly aimed at: encouraging investments in natural gas production to meet demand requirements with domestic production; generating long-term certainty in the production and distribution sectors; ensuring the supply of the priority demand and the thermoelectric generation segment; and establishing a transparent, open and competetitve system for the formation of natural gas prices.

The GasAr Plan, initially effective for a 4-year term, will be implemented through the execution of individual contracts between gas producers, distributors and sub-distributors (to satisfy the priority demand) and CAMMESA (to satisfy the thermoelectric generation demand). The GasAr Plan provides that individual contracts shall be negotiated through an auction or bidding process for a total base volume of 70,000,000 m3/d for the 365 days of each calendar year of the plan term, ensuring demand aggregation mechanims allowing to meet natural gas requirements of the priority demand and power plants, plus exports in the non-winter period. Besides, it established that the Argentine Government may decide to undertake the monthly payment of the portion of natural gas prices at the PIST in order to mitigate the impact of the cost of natural gas to be transferred to users. Thus, the Argentine Government shall pay each producer a compensation equal to the difference between the price billed to distributors and/or sub-distributors and the seasonal price tendered, as appropriate.

Besides, participating producers shall undertake to reach a production curve per basin that ensures the maintainance and/or increase of current production levels, according to bids presented. If the curve is not achieved, reductions proportional to the tendered price may be applied, including the eventual removal of the producer from the GasAr Plan. Also, penalties may be imposed if the investment commitment undertaken or the commitment to increase Argentine value added (obligation imposed under the GasAr Plan to producers) is not complied with.

On November 24, 2020 SE Resolution No. 317/2020 was published, calling a Public Tender for the effective award of the total base volume provided for under the GasAr Plan and an additional volume for each of the winter periods 2021 to 2024, included.

On December 16, 2020, SE Resolution No. 391/2020 was published (supplemented by SE Resolution No. 447/2020), which awarded the base natural gas volumes and approved natural gas prices at the PIST corresponding to the awarded volumes. Under this Resolution, the Company was awarded an annual natural gas supply of up to 7,628.5 Mm3 (20.9 Mm3/d, the total volume tendered in the auction, all corresponding to the Neuquina Basin, in line with a committed production curve of about 30 Mm3/d). From the total committed volume, about 56% will be used to cover the demand of power plants through CAMMESA and the remaining 44% will be used to supply distributors’ priority demand.

On March 4, 2021, AFIP General Resolution No. 4,939/2021 was published in the BO, establishing a procedure to register, apply for and assign tax credit certificates under the securities system established in Annex to Decree No. 892/2020 with the purpose of supporting the payment of the compensation to be borne by the Argentine Government as defined in the said Annex.

As of December 31, 2021, the Company received provisional compensations in a total amount of 9,889.

35.d.2) Incentive programs for the domestic supply of LPG

With the purpose of ensuring the supply of LPG to the domestic market at affordable prices ensuring LPG availability to lowest income users who have no access to the supply of natural gas through networks, the Argentine Government has implemented the following programs of relevance to the Company:

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35. MAIN REGULATIONS AND OTHER (cont.)

Bottle-to Bottle Program

Concerning the bottled LPG segment, the LPG Law (see Note 35.c.4)) established the creation of a trust fund to finance the consumption of LPG in 10, 12, y 15-kg bottles for low income users having no access to natural gas distribution through networks, thereby granting the SE the power to establish benchmark prices.

In 2015, in the context mentioned above, the Bottle-to Bottle Program was created by Decree No. 470/2015, subsequenty regulated by the SE through Resolution No. 49/2015. The purpose fo this Program is to maintain price stability in the commercialization chain of butane and propane to be used in 10, 12 and 15 kg bottles and in certain supply areas. As provided for under Bottle-to Bottle Program regulations, at present the SE establishes, on an annual basis, the quotas of butane for the supply of the domestic market by producers, and the benchmark prices applicable on each ocassion to bottled LPG for residental use. Under the Bottle-to Bottle Program, producers would be paid a compensation, which was finally set at 0 from February 1, 2019 by SGE Resolution No. 15/2019.

Propane Network Agreement

In order to guarantee the stability of the conditions for the supply of undiluted propane through networks, on December 27, 2002, the MINEM entered into an agreement with LPG producers for the supply of propane for distribution networks of undiluted propane gas effective until April 30, 2003 and renewable for a maximum term of one year. Later, under Laws No. 26,019 of March 2, 2005 and Law No. 26,546 of November 12, 2009, the program was extended until April 30, 2023. The agreement guarantees the supply of a given volume of gas to distributors and sub-distributors of propane gas through networks at a given price, against payment of an economic compensation to LPG producers for their lower revenues. The 18th extension agreement of the Propane Network Agreement is currently in force.

35.d.3) Incentive Programs for the Production of Conventional Hydrocarbons

•	Provincial Stimulus Program – Province of Mendoza

On December 4, 2020, by Law No. 9,279, the Province of Mendoza created the program known as “Mendoza Activates Hydrocarbons” (“Program I”), which seeks to promote the development, reactivation and increase of hydrocarbon activity. Program I will reimburse its beneficiaries, by means of tax credit certificates, any expenditures which, up to the authorizations limit specified in the regulation, are made in projects for the deployment of new wells, and/or the reactivation of existing ones, which as of the date of the Law was published, were inactive. These tax credit certificates may be used to pay the turnover tax and royalties.

On July 7, 2021, by Law No. 9,330, the Province of Mendoza created the program known as “Mendoza Activates Hydrocarbons II” (“Program II”) with the same purpose and modality as Program I, enlarging tax credit up to limit authorized under the regulations and extending the term for its use to December 31, 2025, which may be extended for a term of 3 years.

On December 31, 2021, by Law No. 9,364, the Province of Mendoza created the program known as “Mendoza Activates Hydrocarbons III” (“Program III”) with the same purpose and modality as Programs I and II, enlarging tax credit up to limit authorized under the regulations and extending the term for its use to December 31, 2026, which may be extended for a term of 3 years.

•	Provincial Stimulus Program – Province of Neuquén

By Decree No. 913/2021, the Province of Neuquén ordered the creation of the “Provincial Hydrocarbon Reactivation Program” for the promotion of investment and the increase in conventional hydrocarbon production. The program contemplates a financial incentive for investments through the granting of tax benefits, by obtaining a non-transferrable tax credit certificate for up to 50% of the amount of the approved investment, which may be used until December 31, 2026 for the payment of the turnover tax, once the investments made have been certified.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35. MAIN REGULATIONS AND OTHER (cont.)

•	Provincial Stimulus Program – Province of Río Negro

By Decree No. 513/2021, the Province of Río Negro partially regulated Law No. 5,490, which established the Regulatory Framework for the promotion of hydrocarbon production through the recovery of low-producing and inactive wells. Such Regulatory Framework has the following purposes: (a) increasing hydrocarbon reserves; (b) optimizing hydrocarbon production levels; (c) increasing employment; (d) increasing public revenues; (e) boosting investment, and (f) prioritizing the hiring of provincial labor, providers and services. Beneficiaries subject to the Regulatory Framework may have the following benefits, to be determined by the enforcement authority considering the proposed and approved recovery plan: (a) reduction of the royalty rate applicable to incremental production; (b) exemption from, or reduction of exploitation royalties; and (c) tax benefits in the turnover tax in relation to incremental production.

•	Provincial Stimulus Program – Province of Chubut

By Decree No. 278/2021, the Province of Chubut created the “Hydrocarbon Industry Program”, aimed to stimulate the increase in hydrocarbon production, maintaining reserves and preserving employment. The Program contemplates a reduction in royalty rates applicable to incremental production.

35.d.4) Investment Promotion Regime for the Exploitation of Hydrocarbons – Decree No. 929/2013

Decree No. 929/2013 provides for the creation of an Investment Promotion Regime for the Exploitation of Hydrocarbons (the “Promotional Regime”), both for conventional and unconventional hydrocarbon exploitation projects. Inclusion in this Regime may be applied for by holders of hydrocarbon exploration permits and/or exploitation concessions and/or any third parties associated to such holders jointly with them, which have filed an investment project in foreign currency of at least US$ 1,000 million, computed as of the date the project was filed, to be invested during the first 5 years of the project (this amount was modified by Law No. 27,007 and reduced to US$ 250 million).

The following are the main benefits for subjects subject to the Regime: i) they will be entitled, under the terms of Law No. 17,319, and from the fifth successive year counted since the start-up of their respective projects, to freely sell to foreign markets 20% of their production of liquid and gaseous hydrocarbons produced under the said projects, with a 0% export duty, should these be applicable; ii) they will be entitled to free availability of 100% of any foreign currency obtained from the export of the hydrocarbons mentioned in the preceding item, and iii) for periods where national production fails to meet domestic supply needs under the terms of section 6 of Law No. 17,319, subjects included in the Regime will be entitled to obtain, from fifth year following the approval and start-up of their respective projects—with respect to the percentage of liquid and gaseous hydrocarbons produced under such projects available for export as mentioned herein above—a price not lower that the reference export price, which will be determined without computing the incidence of export duties otherwise applicable.

35.e) Tax regulations

35.e.1) Income tax

Tax Reform Law No. 27,430, published in the BO on December 29, 2017, amended the Income Tax Law as follows:

•	The general income tax rate was reduced from 35% for fiscal year 2017, to 30% for fiscal years 2018 and 2019, and to 25% from fiscal year 2020 onwards.

•

Under the mentioned law, for income tax purposes, companies may choose to revalue their assets located in Argentina which generate taxable income. The special revaluation tax rate depends on the asset, being 8% for real estate not classified as inventories, 15% for real estate classified as inventories, 5% for shares, membership interests and equity interests owned by individuals, and 10% for other assets. Income generated by the revaluation is exempted under section 291 of the mentioned law and the additional tax generated by the revaluation is not deductible.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35. MAIN REGULATIONS AND OTHER (cont.)

On March 28, 2019, the Company agreed to adhere to the tax revaluation regime established under Law No. 27,430 for the “Mines, Quarries, Forests and Similar Assets” category, establishing a special tax of 4,562. This will allow a higher deduction of the depreciation of income tax revalued assets, and therefore will affect the recording of the deferred income tax. See Note 17.

Law No. 27,468, published in the BO on December 4, 2018, established that the inflation adjustment procedure for taxation purposes will be applicable for fiscal years beginning January 1, 2018. In the first, second and third fiscal years since it became effective, this procedure shall be applicable if the variation in the CPI, estimated from the beginning to the end of each of those years exceeds 55%, 30% and 15%, for the first, second and third year of application, respectively. From the fourth year, i.e., fiscal year beginning on January 1, 2021, the procedure will apply to the extent the CPI variation accumulated over 36 months prior to the applicable fiscal year end exceeds 100%. Considering that the CPI as of December 3, 2021, 2020 and 2019 exceeds the mentioned parameters, the Group applied the tax adjustment for inflation in its income tax estimate.

On December 23, 2019, Law No. 27,541 on Social Solidarity and Productive Reactivation was published in the BO, which introduced the following changes to the Income Tax Law:

•

It suspended the income tax rate reduction from 30% to 25% until fiscal years beginning on January 1, 2021, included. Accordingly, although the gradual changes in the income tax rate were not applicable to the current tax calculation, the main accounting impact of the new regulations occurred in the calculation of deferred assets and tax liabilities. See Note 17.

•	It modified the dividend withholding rate from 13% to 7% until fiscal years beginning on January 1, 2021 included.

•

1/6 of the positive or negative adjustment for inflation provided for under Title VI of the Income Tax Law, for the first and second fiscal years beginning in January 2019, was recorded in such fiscal year, and the remaining 5/6 in equal parts over the immediately following five fiscal years.

On June 16, 2021 Law No. 27,630 was published in the BO, introducing the following amendments to the Income Tax Law:

•

The income tax rate for companies and permanent establishments, applicable to fiscal years beginning on or after January 1, 2021, was modified. To such end, it introduced a scale of rates ranging from 25% and 35% to be applied according to the taxpayer’s accumulated taxable net profit, and such amounts will be adjusted annually according to the CPI.

•	The distribution of dividends and profits to individuals, undivided estates and foreign beneficiaries is subject to a 7% rate.

35.e.2) Personal assets tax – Substitute taxpayer

Individuals and foreign entities, and undivided estates, regardless of whether they are domiciled or located in Argentina or abroad, are subject to a personal assets tax of 0.50% of the value of any shares or ADS issued by Argentine entities. The tax is levied on the Argentine issuers of such shares or ADS, such as YPF, which must pay this tax as substitutes for the respective shareholders, and is based on the equity value (following the equity method), or the book value of the shares derived from the last financial statements as of December 31 of each year. Under the Personal Assets Tax Law, the Group is entitled to seek reimbursement of the tax paid by the shareholders subject to such tax, using the reimbursement method the Group considers appropriate.

35.e.3) Fuels tax

Following the introduction of market prices for petroleum products related to the deregulation of the hydrocarbon sector, Law No. 23,966 established a tax on liquid fuel transfers, which levied certain types of fuels, replacing the former regime based o regulated prices. Since August 2003, the calculation method originally consisting of a fixed value per liter according to the respective type of fuel was replaced by a rate on the average sales price.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35. MAIN REGULATIONS AND OTHER (cont.)

Later, under Law No. 27,430 published in the BO in December 2017, the new mechanism was modified reestablishing the fixed amounts per liter, which are adjusted quarterly based on variations in the CPI provided by the INDEC.

35.e.4) Regime for the regularization of taxes

On August 26, 2020, Law No. 27,562 (the “Law on Social Solidarity and Production Reactivation within the Public Emergency Framework”) was published in the BO, which declared the extension of the regularization of tax, social security and customs obligations originally established for micro, small and medium-sized enterprises (MSMEs) under Law No. 27,541. In the case of legal entities owning financial assets abroad, they should previoulsy comply with the requirement to repatriate al teast 30% of those assets within 60 days from the date they adhered to the regime (including shareholders holding al least 30% of the capital stock).

The regime allowed to include obligations past due as of July 31, 2020 and established a cash discount or plans from 48 to 120 instalments, depending on the type of debt and taxpayer, subject to a 2% fixed monthly interest rate in the first 6 instalments and Dablar rate in pesos at private banks from the seventh instalment.

Adherence to the plan, which originally expired on October 31, 2020, was successively extended until December 15, 2020 by Decree No. 966/2020.

On November 11, 2021, Law No. 27,653 (the “Tax Relief Law to Strengthen the Recovery of Economic and Social Activities Affected by the COVID-19 Pandemic”) was published in the BO, which (i) it extended the moratorium granted under Law No. 27,541 as amended by Law No. 27,562, extending its deadlines and further covering obligations past due as of August, 31, 2021, included; (ii) with exclusive effect for the regularization of outstanding amounts detected by AFIP’s audit activity, interest in excess of 40% of the principal oustanding amount were written off and payment in plans of up to 72 instalments was authorized, and (iii) removed the restrictions on dividend distribution prior to August 26, 2022, unless the Company shall have pre-cancelled such tax debt, established under Law No. 27,541.

In addition, General Resolution No. 5,157/2022, published in the BO on February 25, 2022, established that term for adherence to the regularization regime mentioned above was until March 31, 2022, included.

35.f) Customs regulations

35.f.1) Export duties

Hydrocarbons

Since September 2018, hydrocarbon export duties which had previously been effective since 2000 and were suspended in January 2017, were restablished. Mechanisms varied from setting a fixed amount to establishing rates on the taxable value or FOB value.

On May 19, 2020, Decree No. 488/2020 was published in the BO effective until December 31, 2021, establishing a floating rate for hydrocarbon export duties ranging from 0% (where the Brent price is equal to or below 45 US$/ bbl) to 8% (where the Bret price is equal to or above 60 US$/ bbl). It was efefctive until December 2021.

On December 31, 2020, Decree No. 1,060/2020 was published in the BO effective until December 31, 2022, establishing a 4.5% export duty rate on goods included in Chapter 29 of the MERCOSUR Common Nomenclature (“NCM”), in which ethanol and methanol, among others, are included.

Agricultural products

On March 4, 2020, Decree No. 230/2020 was published in the BO, which increased the export tax on soybean and soybean products to 33% (maximum tax rate allowed under Law No. 27,541), among other changes. Export taxes on wheat, corn and sorghum remained at 12%.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35. MAIN REGULATIONS AND OTHER (cont.)

Despite certain rate reductions in fiscal year 2020, export duties on soybean and soybean products, such as soybean oil and flour, are fixed at 33% and 31%, respectively, from January 2021.

Import licenses

On July 5, 2017, the Ministry of Productive Development published Resolution No. E 523/2017, establishing an automatic and non-automatic import licensing regime for goods classified under all NCM tariff headings and intended for definitive entry for consumption. Besides, it determined that NCM tariff headings listed in Annexes II to XIV of the said resolution are subject to non-automatic import licensing.

On March 10, 2021, by Resolution No. 5/2021 issued by the Undersecretariat of Trade Policy and Management, Annex XII was amended, whereby several goods, including diesel, are now subject to the automatic import licensing system.

35.g) BCRA Regulations

The regulations issued by the BCRA that are most relevant to the Group are described below:

Communication “A” 7,030

On May 28, 2020, the BCRA established that for a financial institution to give a client access to the Sole and Free Exchange Market (“MULC”) for the payment of imports of goods and services, payments of principal and interest of offshore debts, and payment of dividends and profits, among other things, BCRA’s prior approval is required, or else a sworn statement must be received from the client, which the financial entities shall check for consistency with the data existing in the online system established by the BCRA, with respect to the fulfillment of the following requirements:

•	The client’s total holdings in foreign currency are deposited in a local bank account and it does not have available foreign liquid assets; and

•

The client agrees to settle through the official market, within 5 business days after they are made available, any proceeds received from abroad from the collection of loans granted to third parties, collection of a time deposit, and collection of the sales price of any other asset, provided such asset shall have been acquired, or the deposit made, or the loan granted after May 28, 2020.

In addition, it establishes that the BCRA’s prior approval is required to access the MULC for the following purposes (a) making advance payments of imports of goods or the repayment of principal of debts for the import of goods, and (b) repayment of principal of offshore debts where the creditor is a related party of the debtor. Originally, this requirement expired on June 30, 2020, but it was repeatedly deferred and Communication “A” 7,151, dated May 29, 2020, extended the term until and including December 31, 2020.

Communication “A” 7,106

On September 15, 2020, the BCRA established that private sector companies with scheduled principal maturities between October 15, 2020 and March 31, 2021 pursuant to debts with an offshore creditor, other than a related party, may access the MULC if they file with the BCRA a refinancing plan that meets the following criteria: (i) the net amount for which the exchange market will be accessed in the original terms will not exceed 40% of the principal amount becoming due, and (ii) the remaining principal must be refinanced with a new offshore debt with an average life of at least 2 years. The foregoing shall not apply to debts with international organizations or associated agencies thereof or secured by them, nor to loans granted to the debtor by official credit agencies or secured by them; or when the amount for which access to the foreign exchange market is requested for repayment of principal under such debt does not exceed the amount of US$ 1 million per calendar month. See Note 4.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35. MAIN REGULATIONS AND OTHER (cont.)

Communication “A” 7,133

On October 9, 2020, the BCRA established that a debtor may access the MULC to repay principal above the 40% threshold set out under Communication “A” 7,106, to the extent such debtor settles currency in the MULC as from October 9, 2020 in an amount equal to or higher than the excess over such 40% on account of (a) offshore debts, (b) issuance of debt securities publicly registered abroad or, (c) issuances of debt securities publicly registered in Argentina denominated in foreign currency, that meet the conditions set forth in the exchange regulation applicable to these issuances.

As regards debt securities publicly registered in Argentina or abroad, issued as from October 9, 2020 with an average life of at least 2 years and the delivery of which to the creditors has allowed meeting the parameters provided for in the refinancing plan required under the aforementioned regulation, the requirement to settle in foreign currency in order to access the exchange market for the repayment of their principal and interest shall be deemed met.

Communication “A” 7,196

On January 6, 2021, the BCRA authorized the application of foreign currency proceeds from exports of goods and services to the repayment of principal and interest of publicly registered debt securities issuances as of January 7, 2021, to the extent that:

•	Such issuance is made under (a) an exchange of debt securities, or (b) the refinancing of foreign financial debt whose final maturity is scheduled between March 31, 2021 and December 31, 2022;

•	Considering the transaction as a whole, the average life of the new debt is at least 18 longer than the maturities being refinanced.

It also established that proceeds from debtor’s exports of goods and services may be deposited in foreign and/or Argentine accounts in order to guarantee the payment of maturities of the new foreign debts provided for in item 1 of Communication “A” 7,123 and that shall have entered the exchange market and been settled through it as from January 7, 2021. This option will be available until the amount in the account reaches 125% of the principal and interest payable in the current month and the following 6 calendar months, according to the schedule of maturities agreed with the creditors. Funds in excess of such amount must be entered into and settled through the foreign exchange market subject to the terms set forth in general regulations on this matter.

Additionally, residents may access the local foreign exchange market -under certain terms- for the posting of guarantees related to debts incurred as of January 7, 2021 that are included in item 1 of Communication “A” 7,123, or to local trusts created to guarantee the payment of principal and interest of such debts, for the acquisition of foreign currency applied to the constitution of guarantees in foreign currency accounts related to the amounts due in the debt contracts.

In addition, the issuance of debt securities denominated in foreign currency issued as of January 7, 2021, to refinance pre-existing debts shall be considered, for purposes of accessing the exchange market for payments of principal and interest on such securities, to have complied with the requirement of settlement in foreign currency for an amount equal to: a) the refinanced principal amount, b) the interest accrued until the refinancing date and, c) to the extent the new debt securities do not schedule principal maturities before 2023, an amount equivalent to the interest that would accrue until December 31, 2022.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35. MAIN REGULATIONS AND OTHER (cont.)

Communication “A” 7,230

On February 25, 2021, the BCRA extended the term of application of the provisions provided by Communication “A” 7,106 to a new period, between April 1, 2021 and December 31, 2021, and established new deadlines for submitting refinancing plans. Some exceptions were added to debt reached by this requirement when it relates to capital maturities of less than US$ 2 million per month, or debts incurred as of January 1, 2020 (a) whose funds have been entered and settled; or (b) that constitute refinancing after said date, to the extent that the refinancing has allowed reaching the parameters required under the refinancing plan and (c) the remaining portion of maturities of operations that were completed to comply with the refinancing plan, complying with its conditions.

Communication “A” 7,416

On December 9, 2021, the BCRA, among other things, extended the validity of Communication “A” 7,106. Thus, private sector companies with repayments of principal maturing between January 1, 2022 and June 30, 2022 corresponding to financial debts with foreign creditors, other than related parties, may access the MULC only if they file with the BCRA a refinancing plan that meets the following criteria: (a) the net amount for which the exchange market will be accessed in the original terms shall not exceed 40% of the principal amount falling due, and (b) the remaining principal amount must be refinanced with a new foreign debt with an average life of al least 2 years. The foregoing shall not apply to debts to international organizations or their associated agencies, or secured by them, to loans granted to the debtor by government credit agencies, or secured by them, to debts originated on or after January 1, 2020 whose proceeds have been deposited and settled in the foreign exchange market; to indebtedness that constitute refinancing of principal maturing after January 1, 2020, or the remaining portion of matured principal already refinanced (to the extent that the refinancing requirements are meet as described in paragraph 3.17.3), or the amount that would be settled in the foreign exchange market to repay principal of such financial debts where not in excess of US$ 2 million per calendar month. See Note 4.

35.h) CNV Regulatory Framework

General Resolution No. 873

On November 27, 2020, General Resolution No. 873/2020 was published in the BO, simplifying the filing of financial information. The main simplifications for entities filing financial information based on the IFRS are mentioned below:

•	For information to be filed on a quarterly basis:

i) the filing of financial statements of companies over which the issuer exercises control, joint control or significant influence may be replaced with the disclosure in a Notes to the financial statements of the issuer of such entities’ information, in compliance with the applicable rules and regulations in force for each case. If this option is exercised, the issuer will make available such financial statements, if so requested by the public.

ii) consolidated and separate (individual) financial statements for interim periods may be filed as condensed statements, as provided for in IAS 34.

•	Section 12 of Chapter II, Title IV of the Rules (N.T. 2013 as amended) was repealed.

•	Information required in Exhibits may be disclosed in Notes.

Pursuant to section 1, Chapter III, Title IV of such Resolution, a description of the Notes to the consolidated financial statements containing information required under the Resolution in the form of exhibits follows.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

35. MAIN REGULATIONS AND OTHER (cont.)

Exhibit A – Fixed Assets	Note 8 Property, plant and equipment
Exhibit B – Intangible assets	Note 7 Intangible assets
Exhibit C – Investments in companies	Note 10 Investments in associates and joint ventures
Exhibit D – Other investments	Note 6 Financial instruments by category Note 14 Investments in financial assets
Exhibit E – Provisions	Note 13 Trade receivables Note 12 Other receivables Note 10 Investments in associates and joint ventures Note 8 Property, plant and equipment Note 7 Intangible assets Note 16 Provisions
Exhibit F – Cost of goods sold and services rendered	Note 25 Costs
Exhibit G – Assets and liabilities in foreign currency	Note 38 Assets and liabilities in currencies other than the Peso

General Resolution No. 622

On March 18, 2015, the Company was registered with the CNV under the category “Settlement and Clearing Agent and Trading Agent—Own account”, record No. 549. Considering the Company’s business, and the CNV rules and its Interpretative Criterion No. 55, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

Moreover, in accordance with the amendment to the CNV rules provided for by General Resolution No. 731/2018, the Company is subject to the provisions of Section 5 c of Title VII, Chapter II, of the CNV rules, “Settlement and Clearing Agent—Direct Participant”. In this respect, as set forth in Section 13, Title VII, Chapter II, of the CNV rules, as of December 31, 2021, the equity of the Company exceeds the minimum equity required by such Rules, which amounts to 46. Additionally, the balancing entry requirement established in Section 15 does not apply to the Company, as established in Section 5 c of the aforementioned regulations.

General Resolution No. 629

Due to General Resolution No. 629, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

•	AdeA S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

•	File S.R.L., located in Panamericana and R.S. Peña – Blanco Encalada – Luján de Cuyo – Province of Mendoza.

•	Custodia Archivos del Comahue S.A. – Parque Industrial Este, Block N Plot 2 – Capital of Neuquén, Province of Neuquen.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in section 5, subsection a.3, Section I, Chapter V, Title II of the CNV rules.

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information detailed in the tables below shows the balances with associates and joint ventures as of December 31, 2021, 2020 and 2019 and transactions with the mentioned parties for the years ended on such dates.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

	2021
	Other receivables	Trade receivables	Investment in financial assets	Accounts payable	Contract liabilities
	Current	Current	Current	Current	Current
Joint Ventures:
Profertil	19	1,146	—	884	—
MEGA	—	4,397	—	572	—
Refinor	—	1,949	—	64	—
Bizoy S.A.	—	—	—	—	—
YPF EE	385	1,277	803	3,375	74
Petrofaro S.A.	—	—	—	—	—
OLCLP	31	—	—	164	—
Sustentator S.A.	—	—	—	5	—

	435	8,769	803	5,064	74

Associates:
CDS	—	1	—	—	—
YPF Gas	114	749	—	220	—
Oldelval	—	2	—	366	—
Termap	—	—	—	139	—
OTA	14	—	—	11	—
OTC	—	—	—	—	—
GPA	—	—	—	310	—
Oiltanking	—	1	—	209	—
Gas Austral S.A.	—	42	—	—	—

	128	795	—	1,255	—

	563	9,564	803	6,319	74

	2020
	Other receivables	Trade receivables	Investment in financial assets	Accounts payable	Contract liabilities
	Current	Current	Current	Current	Current
Joint Ventures:
Profertil	12	641	—	484	—
MEGA	—	2,650	—	261	—
Refinor	—	577	—	75	—
Bizoy S.A.	—	—	—	—	—
YPF EE	389	794	—	2,504	56
Petrofaro S.A.	—	—	—	—	—
OLCLP	79	7	—	168	—
Sustentator S.A.	—	—	—	2	—

	480	4,669	—	3,494	56

Associates:
CDS	—	144	—	10	—
YPF Gas	51	322	—	180	—
Oldelval	—	1	—	450	—
Termap	—	—	—	182	—
OTA	12	—	—	9	—
OTC	8	—	—	—	—
GPA	—	—	—	25	—
Oiltanking	—	1	—	304	—
Gas Austral S.A.	—	23	—	1	—

	71	491	—	1,161	—

	551	5,160	—	4,655	56

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

	2019
	Other receivables	Trade receivables	Investment in financial assets	Accounts payable	Contract liabilities
	Current	Current	Current	Current	Current
Joint Ventures:
Profertil	12	587	—	114	—
MEGA	—	2,995	—	350	—
Refinor	—	956	—	123	—
Bizoy S.A.	—	17	—	—	—
YPF EE	296	2,278	—	2,183	679
Petrofaro S.A.	—	6	—	—	—
OLCLP	56	59	—	70	—
Sustentator S.A.	—	—	—	—	—

	364	6,898	—	2,840	679

Associates:
CDS	—	1,063	—	—	—
YPF Gas	90	317	—	73	—
Oldelval	—	77	—	401	—
Termap	—	—	—	182	—
OTA	9	—	—	14	—
OTC	4	—	—	—	—
GPA	—	—	—	99	—
Oiltanking	—	—	—	198	—
Gas Austral S.A.	—	12	—	1	—

	103	1,469	—	968	—

	467	8,367	—	3,808	679

	2021			2020			2019
	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)
Joint Ventures:
Profertil	5,454	11,019	—	5,111	4,883	—	4,418	3,044	—
MEGA	18,974	1,298	—	12,408	2,281	—	10,672	1,854	—
Refinor	12,580	1,407	—	2,750	706	—	3,310	481	(16)
Y-GEN I	—	—	—	—	—	—	5	—	—
YPF EE	6,145	9,734	—	3,647	5,184	—	5,016	3,862	—
Petrofaro S.A.	—	—	—	—	—	—	9	23	—
OLCLP	95	774	—	115	571	—	66	316	—
Sustentator S.A.	—	18	—	—	4	—	—	—	—

	43,248	24,250	—	24,031	13,629	—	23,496	9,580	(16)

Associates:
CDS	390	—	(72)	838	8	8	1,955	1	—
YPF Gas	5,597	775	—	2,401	345	3	2,217	252	162
Oldelval	16	3,521	—	57	2,893	2	238	2,192	—
Termap	—	1,791	—	—	1,309	—	—	1,302	—
OTA	2	167	—	2	76	—	1	80	—
GPA	—	1,757	—	—	1,176	—	—	845	—
Oiltanking	7	2,368	—	5	1,542	—	3	1,350	—
Gas Austral S.A.	496	3	—	223	—	—	206	1	—

	6,508	10,382	(72)	3,526	7,349	13	4,620	6,023	162

	49,756	34,632	(72)	27,557	20,978	13	28,116	15,603	146

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s customer and suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances			Transactions
		Receivables / (Liabilities)			Income / (Costs)
Customers / Suppliers	Ref.	2021	2020	2019	2021	2020	2019
SGE	(1) (20)	—	12,607	26,223	—	—	—
SGE	(2) (20)	1,610	3,330	3,416	3,696	3,992	5,684
SGE	(3) (20)	4,397	—	—	16,473	—	—
SGE	(4) (20)	472	228	155	837	234	657
SGE	(5) (20)	—	240	166	—	—	7
SGE	(6) (20)	188	625	475	—	150	475
SGE	(7) (20)	131	440	172	880	845	995
SGE	(8) (20)	6,775	6,126	4,417	—	—	361
Ministry of Transport	(9) (20)	918	2,802	2,056	6,373	4,515	5,923
Secretariat of Industry	(10) (20)	—	—	—	686	—	688
CAMMESA	(11)	12,779	7,098	627	56,633	26,054	6,650
CAMMESA	(12)	(1,173)	(983)	386	(8,063)	(5,678)	(3,778)
IEASA	(13)	8,970	5,998	5,041	11,924	10,992	11,994
IEASA	(14)	(7,866)	(2,640)	(505)	(3,429)	(1,650)	(462)
Aerolíneas Argentinas S.A.	(15)	2,618	6,009	5,033	12,340	4,641	16,036
Aerolíneas Argentinas S.A.	(16)	—	—	—	(133)	—	—
ANSES	(17)	—	—	—	—	1,539	—
Agua y Saneamientos Argentinos S.A.	(18)	1,754	—	—	3,121	—	—
Ministry of Work, Employment and Social Security and AFIP	(19)	—	—	—	230	—	—

(1)

Benefits for the Stimulus Program for the Additional Injection of Natural Gas corresponding to Resolution No. 1/2013 issued by the Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan.

(2)	Benefits for the Resolution 46 Program. See Note 35.d.1).
(3)	Benefits for the GasAr Plan. See Note 35.d.1).
(4)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks. See Note 35.d.2).
(5)	Benefits for the Bottle-to Bottle Program. See Note 35.d.2).
(6)	Benefits for recognition of the financial cost generated by payment deferral by providers of the distribution service of natural and undiluted propane gas through networks.
(7)	Procedure to compensate for the lower income that Natural Gas Piping Distribution Service Licensed Companies receive from their users for the benefit of Metrogas.
(8)

Procedure to compensate the payment of the daily differences accumulated on a monthly basis between the price of the gas purchased by Natural Gas Piping Distribution Service Companies and the price of the natural gas included in the respective tariff schemes for the benefit of Metrogas. See Note 35.c.1).

(9)	The compensation for providing diesel to public transport of passengers at a differential price.
(10)	Incentive for domestic manufacturing of capital goods, for the benefit of AESA.
(11)	The provision of fuel oil, diesel and natural gas.
(12)	Purchases of energy. As of December 31, 2019, the Group had a credit balance for energy purchases.
(13)	Sales of natural gas, LNG and provision of regasification service of LNG in Escobar.
(14)	The purchase of natural gas and crude oil.
(15)	The provision of jet fuel.
(16)	The purchase of miles for the YPF Serviclub Program.
(17)	Income recognized by the Work and Production Assistance Program received in benefit of AESA and OPESSA.
(18)	Sale of assets held for disposal.
(19)	Income recognized by the Productive Recovery Program II (“REPRO II”) in benefit of OPESSA.
(20)	Income recognized under the guidelines of IAS 20.

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 14, 15 and 21 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

On the other hand, the Group holds Bonds of the Argentine Republic 2029 and 2030 identified as investments in financial assets at fair value with changes in results, and Treasury Bills and Bonds, identified as investments in financial assets at amortized cost. See Note 14.

Besides, the Company indirectly holds 100% of the capital stock of CDNC and Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”), but under the existing contractual agreements, it does not exercise the power to make the relevant financial and operative decisions, it does not fund its activities and it is not exposed to any risks or benefits arising from its interest in those companies. Therefore, such interest has not generated any balances or results for the Company.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Considering the rights Chevron might exercise in the future over CHNC to have access to 50% of the exploitation concession of Loma Campana and other supplementary rights, and as guarantee for those rights and other obligations under the Project Investment Agreement (“LC Agreement”) that the Company and Chevron signed on July 16, 2013, a pledge was created in favor of Chevron over the shares of an affiliate of YPF that indirectly holds YPF’s interest in CHNC.

In this context and considering that YPF is the operator of Loma Campana Area, the parties executed a Project Obligations, Indemnities and Guarantee Agreement under which the Company makes certain representations and guarantees in relation to the LC Agreement. This guarantee relating to the operation and management of the Project does not include the project’s performance or the return on investment, both of which are at Chevron’s exclusive risk.

During fiscal years 2021, 2020 and 2019, YPF and CHNC carried out transactions, among others, the purchases of gas and crude oil by YPF for 40,941, 14,962 and 21,595, respectively. These transactions were consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of December 31, 2021, 2020 and 2019 amounts to 3,004, 6,462 and 2,066, respectively.

The table below discloses the compensation for the YPF’s key management personnel, including members of the Board of Directors and Vice Presidents (managers with executive functions appointed by the Board of Directors), for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
Short-term employee benefits (1)	1,209	719	515
Share-based benefits	135	161	123
Post-retirement benefits	56	32	22
Termination benefits	154	242	—

	1,554	1,154	660

(1)	Does not include Social Security contributions of 257, 182 and 133 for the years ended December 31, 2021, 2020 and 2019, respectively.

37. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 2.b.10 describes the main characteristics and accounting treatment for benefit plans implemented by the Group.

Retirement plan

The charges recognized under the Retirement Plan amounted to approximately 286, 211 and 133 for the years ended December 31, 2021, 2020 and 2019, respectively.

Objective performance bonus programs and performance evaluation programs

The amount charged to expense related to the programs described was 7,082, 4,231 and 3,790 for the years ended December 31, 2021, 2020 and 2019, respectively.

Share-based benefit plans

Consistent with share-based benefit plans approved in previous years, the Company’s Board of Directors:

•

at its meeting held on May 10, 2016, approved the creation of a new share-based benefit plan 2016-2019 effective for 3 years from July 1, 2016 (grant date), with similar characteristics to the previously implemented schemes.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

37. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (cont.)

•

at its meeting held on May 9, 2017, approved the creation of a new shared-based benefit plan for 2017-2020 effective for 3 years from July 1, 2017 (grant date), with similar characteristics to the previously implemented schemes.

•

at its meeting held on May 8, 2018, approved the creation of a new shared-based benefit plan for 2018-2021 effective for 3 years from July 1, 2018 (grant date), with similar characteristics to the previously implemented schemes.

•

at its meeting held on May 9, 2019, approved the creation of a new shared-based benefit plan for 2019-2022 effective for 3 years from July 1, 2019 (grant date), with similar characteristics to the previously implemented schemes.

•

at its meeting held on November 10, 2020, approved the creation of a new shared-based benefit plan for 2020-2023 effective for 3 years from July 1, 2020 (grant date), with similar characteristics to the previously implemented schemes.

•

at its meeting held on September 23, 2021, approved the creation of a new shared-based benefit plan for 2021-2024 effective for 3 years from July 1, 2021 (grant date), with similar characteristics to the previously implemented schemes.

The amounts charged to expense in relation to the share-based plans, which are disclosed according to their nature, amounted to 342, 541 and 493 for the fiscal years ended December 31, 2021, 2020 and 2019, respectively.

During the fiscal years ended December 31, 2020 and 2019, the Company has repurchased 737,378 and 411,623 of its own shares issued for an amount of 550 and 280, respectively. As of December 31, 2021, the Company has not repurchased its own shares in connection with the benefit plans mentioned before. During the fiscal years ended December 31, 2021, 2020 and 2019, the Company has delivered to the beneficiaries of the plan 1,252,400, 769,312 and 609,910 shares, respectively, for purposes of compliance with the share-based benefit plans.

The cost of such repurchases is disclosed in the shareholders’ equity under the name of “Acquisition cost of Treasury shares”, while the nominal value and its adjustment derived from the monetary restatement made under the prior accounting principles (Argentine Accounting Standards) have been reclassified from the accounts “Subscribed capital” and “Adjustment to contributions” to the “Treasury shares” and “Adjustment to treasury shares” accounts, respectively.

Moreover, the 2019 - 2022 Plan was supplemented with an additional dollar amount, with the same vesting as the share-based benefit plan, to be paid in pesos at the exchange rate in force on the date of such vesting. This supplement has no significant effects.

Besides, it was defined that the 2021 - 2024 Plan would be paid in cash, which was reported in liabilities in “Salaries and social security”, included in “Bonuses and incentives provision”. This liability is measured at fair value at the end of each period and charged to comprehensive income for the fiscal year. The change described in the conditions of the Plan does not have any significant effects.

Information related to the evolution of the quantity of shares, of the plans at the end of the years ended December 31, 2021, 2020 and 2019, is as follows:

Plan 2016 - 2019

	2021	2020	2019
Amount at the beginning of the fiscal year	—	—	183,080
- Granted	—	—	—
- Settled	—	—	(180,478)
- Expired	—	—	(2,602)

Amount at the end of the fiscal year (1)	—	—	—

Expense recognized during the fiscal year	—	—	21
Fair value of shares on grant date (in dollars)	—	—	16.99

(1)	The life of the plan in 2019 was 7 months.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

37. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (cont.)

Plan 2017 - 2020

	2021	2020	2019
Amount at the beginning of the fiscal year	—	183,201	375,552
- Granted	—	—	—
- Settled	—	(179,160)	(182,445)
- Expired	—	(4,041)	(9,906)

Amount at the end of the fiscal year (1)	—	—	183,201

Expense recognized during the fiscal year	—	37	98
Fair value of shares on grant date (in dollars)	—	20.26	20.26

(1)	The life of the plan in 2020 was 7 months, whereas the remaining life of the plan was 7 months as of December 31, 2019.

Plan 2018 - 2021

	2021	2020	2019
Amount at the beginning of the fiscal year	237,082	508,458	761,512
- Granted	—	—	—
- Settled	(230,254)	(246,457)	(246,987)
- Expired	(6,828)	(24,919)	(6,067)

Amount at the end of the fiscal year (1)	—	237,082	508,458

Expense recognized during the fiscal year	38	127	212
Fair value of shares on grant date (in dollars)	13.60	13.60	13.60

(1)	The life of the plan in 2021 was 7 months, whereas the remaining life of the plan was 7 months as of December 31, 2020, and between 7 and 19 months as of December 31, 2019.

Plan 2019 - 2022

	2021	2020	2019
Amount at the beginning of the fiscal year	467,368	758,690	—
- Granted	—	—	758,690
- Settled	(182,510)	(246,236)	—
- Expired	(25,954)	(45,086)	—

Amount at the end of the fiscal year (1)	258,904	467,368	758,690

Expense recognized during the fiscal year	168	293	189
Fair value of shares on grant date (in dollars)	9.97	9.97	9.97

(1)	The average remaining life of the plan is 7 months as of December 31, 2021, between 7 and 19 months as of December 31, 2020 and between 7 and 31 months as of December 31, 2019.

Plan 2020 - 2023

	2021	2020	2019
Amount at the beginning of the fiscal year	774,150	—	—
- Granted	—	774,150	—
- Settled	(263,914)	—	—
- Expired	(40,457)	—	—

Amount at the end of the fiscal year (1)	469,779	774,150	—

Expense recognized during the fiscal year	180	108	—
Fair value of shares on grant date (in dollars)	4.75	4.75	—

(1)	The average remaining life of the plan is between 7 and 19 months as of December 31, 2021, and between 7 and 31 months as of December 31, 2020.

Plan 2021 - 2024

	2021	2020	2019
Amount at the beginning of the fiscal year	—	—	—
- Granted	1,252,400	—	—
- Settled	—	—	—
- Expired	—	—	—

Amount at the end of the fiscal year (1)	1,252,400	—	—

Expense recognized during the fiscal year	160	—	—
Fair value of shares on grant date (in dollars)	8.00	—	—

(1)	The average remaining life of the plan is between 7 and 31 months as of December 31, 2021.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

38. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	2021				2020				2019
	Amount in currencies other than the Peso		Exchange rate in force (1)	Total	Amount in currencies other than the Peso		Exchange rate in force (1)	Total	Amount in currencies other than the Peso	Exchange rate in force (1)	Total
Non-current assets
Other receivables
U.S. dollar	27		102.52	2,771	27		83.95	2,233	1	59.69	60
Bolivian peso	7		14.73	103	7		12.06	84	14	8.58	119
Trade receivables
U.S. dollar	28		102.52	2,836	98		83.95	8,221	220	59.69	13,132
Investments in financial assets
U.S. dollar	25		102.52	2,534	—		—	—	—	—	—

Total non-current assets				8,244				10,538			13,311

Current assets
Other receivables
U.S. dollar	267		102.52	27,403	176		83.95	14,762	276	59.69	16,474
Euro	—		115.89	43	3		103.07	259	4	66.85	267
Real	13		18.39	239	—		—	—	—	—	—
Chilean peso	9,733		0.12	1,168	9,242		0.12	1,109	5,241	0.08	419
Yen	—		—	—	105		0.81	85	151	0.55	83
Bolivian peso	14		14.73	205	14		12.06	168	—	—	—
Pound sterling	—		138.54	—	1		114.22	143	—	—	—
Trade receivables
U.S. dollar	552		102.52	56,589	657		83.95	55,196	939	59.69	56,030
Chilean peso	11,825		0.12	1,419	7,108		0.12	853	17,221	0.08	1,378
Euro	—		115.89	1	—	(2)	103.07	2	—	—	—
Real	54		18.39	993	—	(2)	—	—	—	—	—
Investments in financial assets
U.S. dollar	342		102.52	35,063	118	(2)	83.95	9,882	140	59.69	8,370
Cash and cash equivalents
U.S. dollar	175		102.52	17,952	126	(2)	83.95	10,593	723	59.69	43,172
Chilean peso	1,017		0.12	122	608	(2)	0.12	73	1,685	0.08	135
Bolivian peso	7		14.73	105	—	(2)	12.06	—	10	8.58	90
Real	18		18.39	331	—	(2)	—	—	—	—	—

Total current assets				141,633				93,125			126,418

Total assets				149,877				103,663			139,729

Non-current liabilities
Provisions
U.S. dollar	2,315		102.72	237,848	1,991	(2)	84.15	167,542	2,020	59.89	120,968
Real	10		18.39	184	—	(2)	—	—	—	—	—
Lease liabilities
U.S. dollar	276		102.72	28,335	274	(2)	84.15	23,069	674	59.89	40,388
Loans
U.S. dollar	6,321		102.72	649,260	6,129	(2)	84.15	515,765	6,863	59.89	411,032
Real	23		18.39	423	—	(2)	—	—	—	—	—
Other liabilities
U.S. dollar	9		102.72	968	35	(2)	84.15	2,960	12	59.89	699
Accounts payable
U.S. dollar	4		102.72	399	3	(2)	84.15	275	6	59.89	359

Total non-current liabilities				917,417				709,611			573,446

Current liabilities
Provisions
U.S. dollar	120		102.72	12,360	40		84.15	3,367	59	59.89	3,555
Chilean peso	—		0.12	—	575		0.12	69	—	—	—
Income tax
Real	2		18.39	37	—		—	—	—	—	—
Taxes payable
Bolivian peso	21		14.76	316	—		—	—	—	—	—
Chilean peso	3,360		0.12	403	1,375		0.12	165	3,102	0.08	248
Real	10		18.39	184	—		—	—	—	—	—
Salaries and social security
U.S. dollar	10		102.72	990	9		84.15	731	7	59.89	406
Chilean peso	430		0.12	52	—		0.12	—	—	0.08	—
Real	1		18.39	18	—		—	—	—	—	—
Lease liabilities
U.S. dollar	266		102.72	27,277	263		84.15	22,093	357	59.89	21,384
Loans
U.S. dollar	698		102.72	71,674	1,436		84.15	120,839	1,229	59.89	73,599
Chilean peso	2,950		0.12	354	2,958		0.12	355	2,993	0.08	239
Real	51		18.39	938	—		—	—	—	—	—
Other liabilities
U.S. dollar	34		102.72	3,468	108		84.15	9,062	22	59.89	1,310
Accounts payable
U.S. dollar	846		102.72	86,878	831		84.15	69,942	1,181	59.89	70,711
Euro	20		116.37	2,280	17		103.53	1,770	16	67.23	1,053
Chilean peso	3,379		0.12	405	6,400		0.12	768	3,744	0.08	300
Bolivian peso	—		—	—	—		12.06	—	7	8.58	60
Yen	164		0.89	146	384		0.82	315	133	0.55	73
Pound sterling	1	(2)	138.54	80	—	(2)	113.81	25	—	—	—
Swiss franc	1	(2)	112.40	84	—		—	—	—	—	—
Real	42	(2)	18.39	777	—		—	—	—	—	—

Total current liabilities				208,721				229,501			172,938

Total liabilities				1,126,138				939,112			746,384

(1)	Exchange rate in force at December 31, 2021, 2020 and 2019 according to BNA.
(2)	Registered value less than 1.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021, 2020 AND 2019

39. SUBSEQUENT EVENTS

On January 27, 2022, YPF executed an international syndicated loan agreement with Corporación Andina de Fomento (“CAF”) for an amount of up to US$ 300 million, to be disbursed from the date of loan execution to March 31, 2022, repayable on a semi-annual basis with final maturity on December 30, 2024. The loan is divided into Tranche A, for an amount of US$ 37.5 million funded by CAF, and Tranche B, for an amount of US$ 262.5 million funded by international entities.

As of the date of issuance of these consolidated financial statements, there are no other significant subsequent events that require adjustments or disclosure in the financial statements of the Group as of December 31, 2021, or their description in Note to these consolidated financial statements, which were not already considered in such consolidated financial statements according to IFRS.

The consolidated financial statements as of December 31, 2021, were approved by the Board of Director’s meeting and authorized to be issued on March 3, 2022, and will be considered at the next Shareholders’ Meeting.

PABLO GERARDO GONZÁLEZ

President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 11, 2022	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer